SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. Annual report sent to shareholders for the year ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 27, 2005	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

ORIX Corporation is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking.

ORIX is listed on the Tokyo Stock Exchange (TSE: 8591) and the New York Stock Exchange (NYSE: IX).

Note: Figures for “Stock Price Movement” have been adjusted for a 1.2:1 share split effected on May 19, 2000.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau. The Company makes available free of charge on or through its website (www.orix.co.jp) its annual report on Form 20-F and other reports electronically filed with or furnished to the Securities and Exchange Commission. These reports are also available free of charge on the SEC’s website (www.sec.gov).

The Next Stage

Pursuing the ORIX Way

The Year’s Focus

This year’s annual report describes our performance during the year ended March 31, 2005 (fiscal 2005), as well as our strategies for seizing new growth opportunities and meeting the challenges that must be overcome to reach the next stage of our corporate development.

In his message to shareholders, ORIX’s CEO Yoshihiko Miyauchi overviews ORIX’s performance during fiscal 2005, provides details of our strategy for fiscal 2006, and explains how we plan to reinforce our fundamental strengths, referred to collectively as the “ORIX Way,” to reach the “next stage.”

The feature section, “The Challenge of the Next Stage~Pursuing the ORIX Way~,” summarizes the fundamental systemic and cultural strengths that have supported ORIX’s dynamic corporate evolution and then presents concrete examples of new business development in four fields. It also includes a two-page explanation of ORIX’s environmental business development.

Other sections of the report—such as “Guide to ORIX’s Financial Statements,” “Overview, Performance, and Strategy by Segment,” and “Corporate Governance”—include more analysis and information about ORIX.

We hope this year’s annual report helps you deepen your understanding of ORIX and its plans for attaining the “next stage.”

TO OUR SHAREHOLDERS—A MESSAGE FROM THE CEO

Yoshihiko Miyauchi, Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS

Fiscal Years Ended March 31, 2004 and 2005

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005	¥ Change	% Change
Income before income taxes*	¥101,954	¥154,347	$1,437	¥52,393	51.4
Net income	54,020	91,496	852	37,476	69.4
Operating assets	4,849,194	5,129,098	47,761	279,904	5.8
Total assets	5,624,957	6,068,953	56,513	443,996	7.9
Per share data (in yen and dollars):
Net income Basic	¥645.52	¥1,087.82	10.13	¥442.30	68.5
Diluted	601.46	1,002.18	9.33	400.72	66.6
Shareholders’ equity	6,739.64	8,322.96	77.50	1,583.32	23.5
Return on equity (%)	10.10	14.17
Return on assets (%)	0.93	1.56
Shareholders’ equity ratio (%)	10.03	11.98
Total debt-to-equity ratio (times)	6.84	5.70

*	Income before income taxes refers to income before discontinued operations, extraordinary gain and cumulative effect of a change in accounting principle.

Design for the Next Growth Stage

Fiscal 2005: Summary of Financial Results

ORIX Corporation has been able to grow profits in most years since its establishment in 1964. Despite harsh economic conditions for more than a decade since the bursting of the bubble economy in Japan, we were able to strengthen our balance sheet and simultaneously grow our Automobile Operations and Real Estate-Related Finance segments, and other new business fields. Amid economic recovery during the fiscal year ended March 31, 2005 (fiscal 2005), our sustained efforts bore additional fruit in the form of record high profits and other excellent performance figures. At the peak of the bubble economy 15 years ago in fiscal 1990, we generated ¥19.3 billion in consolidated net income, but our net income grew only about ¥10.0 billion in the subsequent decade, reaching ¥30.6 billion in fiscal 2000. During the five years since then, we have greatly accelerated the rate of growth in net income, which surged by more than ¥60.0 billion over this period. Our relentless efforts to boost profitability amid a severe operating environment have steadily bolstered our profit base.

Looking at the breakdown of earnings in fiscal 2005, profits were up in all nine business segments. Steady progress was made in the four segments that we view as components of our stable profit base—Corporate Financial Services; Rental Operations; Life Insurance; and Asia, Oceania and Europe—and earnings grew in three segments that have been emphasized as growth fields in recent years—Automobile Operations; Real Estate-Related Finance; and Real Estate. In addition, strong profit growth was recorded in the two remaining segments—Other and The Americas—which we view as new growth areas for the future.

Moreover, ROE rose from 10.10% to 14.17%, and ROA increased from 0.93% to 1.56%. Shareholders’ equity surged 29%, to ¥727.3 billion ($6,773 million), and the shareholders’ equity ratio rose to 11.98%. All these movements reflect the further strengthening of ORIX’s financial base.

In consideration of such profits and operating conditions, we decided to raise cash dividends to ¥40 ($0.37) per share, from ¥25 per share in the previous year, for shareholders of record as of March 31, 2005. However, our basic dividend policy remains unchanged—we aim to distribute stable dividends to shareholders while optimally utilizing retained earnings to sustain growth in ORIX’s operations and shareholder value.

While ORIX’s performance indicators have risen to record high levels, I certainly do not believe that we should be content with the business foundation we have built up over the last 41 years. Now is the time for us to meet the challenges that must be overcome to reach the next stage of our corporate development and reaching this next stage will require tireless efforts to foster new growth businesses.

Fiscal 2006: Operating Environment and Business Opportunities

While economic conditions in Japan and overseas in fiscal 2005 were relatively stable, ORIX is focusing on two major changes in Japan’s financial industry.

The first change is that banks and other financial institutions are in the final stage of their disposal of non-performing assets. Consequently, the focus is shifting from the reorganization of bankrupt companies to the restructuring of companies that have relatively low levels of profitability and poorly performing assets. I feel this shift presents ORIX with diverse opportunities to use its accumulated know-how and information network developed in the distressed asset business to pursue new opportunities associated with this restructuring process.

The second change is that the protracted process of restructuring Japan’s financial industry has created megabanks that are changing the nature of financial markets. The emergence of Goliaths is inevitably helping to create new niche markets between the giants. I am confident that these niche markets present ORIX with opportunities to expand its operations. Rather than directly competing with the major players, we are seeking diverse ways to collaborate with other partners in providing small and medium-sized enterprises (SMEs) with financial services, while we pursue operations in other specialized business fields.

Even though certain sectors remain weak, I believe the Japanese economy in general is continuing to recover. On the other hand, it appears that growing disparities in corporate earnings will inevitably lead to a divergence between the growth rates of mediocre companies and companies that are more highly valued in their respective markets. Amid the generally supportive economic conditions, we will not merely seek to maintain our previous pace of growth—we believe we must take full advantage of opportunities to attain even higher growth rates.

Fiscal 2006: Business Strategies

For fiscal 2006, we forecast lower revenues due to the recording of Footwork Express Co., Ltd.’s results by the equity method from fiscal 2006. ORIX’s total revenues in fiscal 2006 will not include Footwork Express’ transportation revenues, which amounted to ¥55.3 billion ($515 million) in fiscal 2005. However, to follow on the strong growth seen in fiscal 2005, we aim to further grow profits in fiscal 2006. We are projecting ¥880 billion in total revenues (down 4% from the previous year), ¥162 billion in income before income taxes (up 5%), and ¥96 billion in net income (up 5%) in fiscal 2006.

ORIX currently has nine business segments. Based primarily on what we are trying to achieve, we view each segment as falling into one of three categories: 1) businesses comprising a solid and steadily growing profit base, 2) accelerated growth businesses, and 3) businesses with the potential for new growth opportunities.

FBolstering the Solid and Steadily Growing Profit Base

We consider three business segments in Japan—Corporate Financial Services; Rental Operations; and Life Insurance—and one overseas segment—Asia, Oceania and Europe—to constitute our stable profit base in light of their performances to date. We hope that we can further bolster this profit base by drawing on our accumulated expertise and the customer confidence we have earned to steadily augment earnings in each of these segments.

Corporate Financial Services is our core business segment in Japan. We utilize our nationwide sales and marketing network to provide SMEs with leases and loans while also cross-selling a broad range of insurance, asset management, and other financial services offered by units in other segments as well as companies outside of the ORIX Group. The Corporate Financial Services segment is also providing solutions that facilitate customers’ efforts to restructure their operations and strengthen their financial positions. To enable cross-selling initiatives tailored to customer needs and the proposal of optimal customer solutions, we strive to ensure that the know-how and information accumulated by individual employees in specialized fields are freely shared and combined with other ORIX Group units.

In addition, other segments in Japan are able to leverage the network of the Corporate Financial Services segment, which is made up of SMEs and other customers, to market their own products and services. The network is also a source of information for the development of new products and services based on customer needs. I believe this business model is a difficult one for competitors to copy. In essence, besides being a main component of our profit base, the Corporate Financial Services segment offers other business segments the use of valuable marketing and information networks and thereby plays a central role in supporting the entire Group’s dynamic growth.

Currently, the Corporate Financial Services segment is trying to develop even stronger client relationships by expanding its range of transactions with long-standing customers while also seeking to initiate business with new customers. To ensure our efforts are effective, we are upgrading the abilities of individual sales and marketing representatives and increasing their total number while also working to promote greater cooperation with other segments and thereby enhance our capabilities for providing solutions. There are many players focusing on the provision of financial products and services to SMEs. Rather than competing directly with those players, however, we are seeking to complement and cooperate with their efforts as we expand our operations in fields where we are particularly strong. ORIX has already established joint-venture leasing companies in cooperation with regional banks and built other relationships with regional financial institutions as business partners. We are now pursuing new types of partnerships with these institutions.

For example, in January 2005, ORIX acquired all the Ashikaga Financial Group’s shares in Kitakanto Lease Company, Limited. To cement our relationship, Ashikaga Bank subsequently acquired a 5% stake in the company newly formed by this move, ORIX Kitakanto Corporation. All Kitakanto Lease’s full-time employees and offices were retained, and its operations were integrated with those of ORIX’s Utsunomiya Branch. ORIX Kitakanto is working to generate new business opportunities by combining the marketing bases of both Ashikaga Bank and Kitakanto Lease with ORIX’s sophisticated capabilities for providing financial solutions to SMEs. We expect to continue establishing new types of locally focused businesses in other regions, carefully tailoring these businesses to the special conditions of each region.

The spirit of cooperation that has proven so successful in Japan is also extended to the 21 countries and regions covered by the Asia, Oceania and Europe segment, where we are primarily providing SMEs with such financial services as leases and loans, thereby building up a stable business portfolio of highly dispersed, small-ticket transactions. We are now working to expand our clientele by promoting synergistic cooperation among other segments. For example, we have been promoting cooperation involving the sharing of know-how between the automobile leasing business in Japan and our overseas operations. In June 2005, ORIX also made an investment in a leasing company in Kazakhstan and our plans call for seeking additional opportunities to establish a presence in other regions with relatively undeveloped financial services markets.

F Accelerating the Speed of Growth Businesses

ORIX has steadily increased the sophistication of its business models through the accurate and timely response to opportunities associated with changes in macroeconomic conditions and customer needs. For example, we have already been: 1) shifting our emphasis from only lease financing to include services in the Automobile Operations segment, 2) expanding operations beyond the financing of real estate to include the development of condominium and office building projects in the Real Estate segment, and 3) broadening our scope of operations in the Real Estate-Related Finance segment to take advantage of relatively new opportunities such as securitization and other real-estate linked financial products. I believe these segments have many growth opportunities and we are proactively taking measures to expand these businesses.

Starting with the Automobile Operations segment, ORIX merged seven group companies involved in automobile leasing and rental services into a single company named ORIX Auto Corporation in January 2005. The integration has facilitated the creation of a broad range of lease and rental products. With the introduction of these and other steps to upgrade and broaden our lineup of automobile-related products and services, we are aiming to further expand automobile leasing to corporate customers as well as both leasing and rentals to individuals.

In the area of automobile leasing to corporate customers, we have created an outstanding infrastructure for fleet maintenance and management—including vehicle management systems and a nationwide network of some 12,000 service stations. We are leveraging this infrastructure to provide a broad range of high-quality services as we attempt to develop a new business model that includes not only leasing, but also the potential of diverse new approaches to the automobile-related business in general.

A core business in the Real Estate segment is residential condominium development, where we are striving to build new types of value-added development projects that include combinations of condominiums with commercial, medical, and nursing care facilities. We also believe there are considerable opportunities in metropolitan centers to increase the scale of our real estate operations, including the development and marketing of office buildings and other commercial facilities as well as operations involving leasing and the administration of various kinds of properties.

In the Real Estate-Related Finance segment, we are cooperating with regional financial institutions in Japan to establish regional corporate rehabilitation funds and taking various other measures to strengthen our capabilities for capitalizing on business opportunities associated with the final stage of non-performing asset disposals. We are anticipating additional growth in the market for a broad range of business associated with securitization and other financial products linked to real estate assets. We expect to derive considerable advantages in this field from our capabilities in a wide range of real estate-related businesses, including the provision of non-recourse loans, the issuance of commercial mortgage-backed securities (CMBS), the management and administration of real estate properties, loan servicing, and the marketing of products to investors.

F Developing New Opportunities for Future Growth

As I mentioned when summarizing ORIX’s performance, earnings from both our stable profit base and accelerated growth segments increased in fiscal 2005. However, we realize that ORIX’s goal of sustained growth in corporate value and, ultimately, shareholder value, requires us to continually take a proactive approach to the development of operations in new growth areas.

Thus far, ORIX has pursued sustained growth by entering new business fields in areas where we can leverage our special strengths. The Other segment has numerous businesses that are well suited for the expansion of ORIX’s operations. Currently, the potential scope of business involving principal investments in financially troubled or bankrupt companies is steadily broadening, and this is likely to be an important new growth area for us. Having completed the restructuring of our operations in The Americas segment, we are considering it to also be a new growth segment ripe for dynamic redevelopment.

We have gained considerable experience in M&A transactions in Japan and overseas since the 1980s, and have made several successful investments in Japan in connection with the efforts of many Japanese companies to concentrate their resources in core strategic fields by selling off non-core businesses since the 1990s. We began our principal investment operations to make fuller use of our accumulated know-how as a result of this experience. Rather than managing funds obtained from investors, our principal investment operations entail investing our own funds, taking steps to augment the value of the companies in which we invest within a specified period of time, and then earning profits on the sale of our investments. We have already made steady progress in expanding the corporate rehabilitation business involving investments in such companies as Aozora Bank and Footwork Express. We anticipate the full-fledged expansion of the market for such principal investments, and we believe that this business will generate synergistic benefits with regard to our Corporate Financial Services segment, which is expanding financial services to SMEs.

Regarding operations in The Americas segment, we have already established a franchise in the field of CMBS. We are aiming to complement our existing franchises by developing additional businesses in the United States where we hope to benefit from the experience of competing in the world’s most advanced and diverse financial market.

F Further Increasing the Rigor of Risk Management

As we have expanded our operations, we have continually worked to strengthen our risk management systems. In evaluating credit risks associated with our mainstay lease and loan transactions in Japan, for example, we employ our own unique default probability model to quantify risks. We are thus able to use quantified risk indicators to allocate risk capital to individual business segments and then evaluate the profitability of these sectors based on their cost of capital. Consequently, we have created a highly sophisticated business portfolio management system that facilitates our strategic decision-making process. I believe our growth in the past has been supported by the sophistication and effectiveness of our risk management and portfolio management systems. Our future development can only be sustained if we strengthen these systems further.

The Next Stage: ORIX’s Long-Term Vision

ORIX’s most fundamental strength is its ability to keep one step ahead of the competition by constantly seizing new business opportunities. While it is easy to talk about the importance of responding quickly to changes in the relentlessly evolving financial markets, it is by no means easy to continually stay ahead of the pack. I believe that our ability to continuously capitalize on new opportunities stems from our capabilities at the head and within the body of our organization. At the head, management has been able to quickly evaluate opportunities and make the appropriate strategic decisions. Within the body, or at the front line of our day-to-day operations, we have developed skills in understanding customer needs and effectively resolving problems at the ground level that inevitably arise when executing business strategies. To effectively sustain the strong frontrunner position ORIX has built in many financial service markets and address the challenges of the “next stage” of ORIX’s corporate evolution, I believe we must conscientiously reinforce these fundamental strengths, which I refer to collectively as the “ORIX Way.”

Rather than setting our sights only on real or potential rivals, the ORIX Way calls for creating a company with outstanding strengths and thus beyond comparison. To promote a company’s evolution into such a truly unique enterprise, I believe we should focus on the fundamental characteristics of our systems and culture. In ORIX’s case, this includes creating an attractive work environment that motivates people to be creative and makes the most of their professional potential. ORIX is intent on maintaining a corporate culture that encourages and supports employees’ efforts to improve their professional skills and capabilities while also promoting teamwork involving synergistic cooperation. This is the corporate culture that will enable ORIX to continue providing products and services superior to those offered by other companies.

Today, after more than four decades since its establishment, I believe that ORIX is recognized as a unique company in the world of financial services. In view of the global emergence of huge financial service conglomerates and megabanks, ORIX’s total assets of only ¥6 trillion ($56,513 million) may seem small, but its ¥154.3 billion ($1,437 million) in income before income taxes and ¥91.5 billion ($852 million) in net income reflect our earnings power. Our operating efficiency can be seen in our 14.17% ROE and 1.56% ROA, and our financial strength is indicated by the rise of our equity ratio to 11.98%. Our goal over the long run is to achieve double-digit growth while maintaining these levels of profitability and financial stability.

Strong corporate governance systems are another important factor helping sustain growth in shareholder value. Our 2003 shift to a “Company with Committees” board model was designed to increase the speed of management decision making and operations while also strengthening systems for supervising management and operational execution processes. Currently, our board of directors consists of 12 directors, of which five are outside directors who have considerable management-related knowledge and experience. These outside directors are strongly positioned to provide objective oversight that helps ensure ORIX’s operations are conducted in an appropriate manner with due emphasis on augmenting shareholder value.

The persistent development of new businesses, the persistent pursuit of excellence: I hope we can continue to be a valued member of society by maintaining this management philosophy.

I sincerely thank the shareholders, customers, business partners, and other associates who have supported and cooperated with us during fiscal 2005. I look forward to your continued support and advice in the future.

July 1, 2005

Yoshihiko Miyauchi

Director, Representative Executive Officer

Chairman and Chief Executive Officer

Special Feature

The Challenge of the Next Stage

~ Pursuing the ORIX Way ~

REALIZING SUSTAINED GROWTH

This section of the annual report begins with a brief explanation of the management policies, business development initiatives, and organizational strengths that have supported ORIX’s growth to date.

Next, four case studies—Corporate Financial Services, Automobile Operations, Real Estate-Related Finance, and Principal Investment—illustrate some of our initiatives aimed at attaining the “next stage” of corporate development.

Finally, we present a topical overview of ORIX’s environmental business operations.

Management Policies

Basic Management Policy

The basic policy for management at ORIX is to fulfill our social responsibilities as a corporation by continuing to optimize growth in corporate and shareholder value through unique and inventive business activities.

Target Management Indicators

ORIX is building its business portfolio with a focus on balancing profitability, growth, and financial stability. To achieve this, we have set ROE, ROA, and the shareholders’ equity ratio as important management indicators and continually work to improve performance as measured by these indexes.

Target Corporate Image

We aim to be:

•	A company that can be proud of its activities by creating new value and that is economically significant and appreciated by the market.

•	A company with strong capabilities matched by high standards of professionalism that is trusted as a corporate citizen because of its ability to respond to the diverse expectations of stakeholders, including shareholders, customers, business partners, and employees.

•	A company that earns public respect by adhering to social norms, following fair and transparent business practices, creating a corporate culture dedicated to excellence, and maintaining harmony with society.

The Foundation of Sustainable Growth

After our establishment in 1964, we began marketing leases, which at that time represented a new method for Japanese companies to procure equipment, and we were able to attain a high level of profitability that reflected our status as a frontrunner in the leasing field. From the latter half of the 1960s, a surge in the establishment of new leasing companies in Japan triggered intensified competition in the leasing market, and ORIX responded by seeking additional profit sources.

Over the years, we have accumulated considerable corporate credit evaluation know-how in the course of leasing such products as manufacturing and office equipment to small and medium-sized enterprises (SMEs) and later by meeting customer needs for loans to fund the construction of such facilities as factories and offices. Even today, corporate loans are a major product in our Corporate Financial Services segment, and the non-recourse loan business of our Real Estate-Related Finance segment is a growth business that is making an increasing contribution to earnings.

Automobile leasing needs began increasing from the latter half of the 1960s and by 1972 we owned more than 3,000 vehicles. While expanding automobile lease marketing activities, ORIX perceived strong needs for lease packages that included maintenance services. Confident in the growth potential of the market for such lease packages, we soon began offering automobile leases with these services.

The progressive evolution of our automobile leasing operations has expanded the scale and scope of ORIX’s automobile-related business, which now encompasses vehicle maintenance and administration services as well as a broad range of such outsourcing services as those involving vehicle operations administration and vehicle-related environmental protection measures.

Having accurately anticipated the nature of market changes, ORIX supplemented its leasing expertise with specialized capabilities in various kinds of financial transactions as well as the management of tangible assets. By pursuing new profit earning opportunities through the deepening of specialized leasing capabilities while also broadening our operational scope, we have thus far achieved sustained growth in earnings.

Special Characteristics of ORIX’s Business Development

ORIX’s specialized capabilities developed in our leasing operations for not only financial transactions but also the management of tangible assets have aided our development of new businesses that extend and reinforce these capabilities.

Organizational Strengths

Exploiting emerging business opportunities in advance of other companies is not easy, and doing it amid relentlessly changing market conditions is even more difficult, but we believe we have been relatively successful in this regard over the years. This success reflects managements’ ability to quickly make appropriate decisions. It also stems from our frontline sales and marketing departments’ efforts to accurately assess customer needs and dynamically provide customer solutions.

At monthly strategy meetings, ORIX’s top executives meet with the top managers of each parent company division and Group company, who begin by presenting quantitative reports on the financial targets and results of their units. The attendees then discuss market conditions as well as business strategies and individual investment projects. This process facilitates rapid and appropriate decision making.

Besides marketing the standard products created by planning departments, our sales and marketing staff work to gain an excellent grasp of market conditions so that we can offer customized products and services. This is made possible by specialization and our ability to overcome a variety of challenges to execute unique business models that are based on a clear understanding of customer needs and meticulous analysis of market trends.

Aiming to attain the “next stage” of corporate development, ORIX is striving to further enhance these organizational strengths. By doing this and maintaining the vitality of our dynamic corporate culture, known as the “ORIX Way,” we believe that we can achieve sustained corporate growth.

MOVING TOWARD THE NEXT STAGE

Case Study 1	Corporate Financial Services Foundation Supporting the ORIX Group in Japan

Ever since ORIX’s establishment, the Corporate Financial Services segment has been developing traditional leasing and lending operations focused primarily on SMEs throughout Japan. Over the years, changing circumstances have increased the diversity of SMEs’ needs. We have successfully worked to gain an excellent grasp of those needs and arrange for specialized units to develop products and services that can be cross-sold throughout our nationwide sales and marketing network.

Long-Term Efforts to Strengthen and Expand Marketing Networks

The Corporate Financial Services segment includes a nationwide network of 87 sales and marketing offices. This network is centered on offices under the management of ORIX’s three main sales and marketing divisions—the Tokyo Sales Headquarters, Kinki (Osaka) Sales Headquarters, and District Sales Headquarters.

ORIX has proactively established additional regional offices since the 1970s. During the 1970s, an extended uptrend in Japanese demand for capital investment funding helped boost demand for leasing services but also led to an intensification of competition within the leasing industry. We responded by transforming our sales and marketing operations, shifting away from dependence on business arranged by the trading companies and other companies that were at the time major shareholders, and began to build our own nationwide office network for direct sales and marketing operations.

From the start, ORIX has consciously striven to ensure that its sales and marketing offices are deeply rooted in regional societies. To this end, we have established leasing joint ventures in cooperation with regional financial institutions as well as other types of business tie-ups with such institutions and other local companies.

Beginning in 1993, ORIX began proactively hiring former bankers and other people with broad-ranging personal business acquaintances in regional societies to serve as sales promotion officers. This has further reinforced the strength of our ties with regional communities.

In these ways, ORIX has built a powerful marketing network throughout Japan. We are proud that this network enables us to be what we believe is the only company in Japan with an established business model in the field of financial services targeting SMEs.

Cross-Selling

One of ORIX’s principal marketing strategies is cross-selling—proposing combinations of diverse products and services tailored to individual customer needs. We have been diversifying our operations in connection with efforts to develop new profit sources since the 1970s, and the marketing of products and services in new business areas has been greatly facilitated by the cross-selling activities of the Corporate Financial Services segment.

ORIX maintains such specialized divisions as the Investment Banking Headquarters and Real Estate Finance Headquarters, and the ORIX Group includes numerous companies specializing in such fields as automobile leasing, precision measuring and information equipment rentals, insurance, and integrated facilities management. All the products and services developed by these divisions and Group companies are offered to customers throughout Japan via the Corporate Financial Services segment’s sales and marketing network. Sales and marketing staff in this segment continually work to accumulate additional expertise regarding the ORIX Group’s diverse offerings so that they can propose business solutions tailored to customer needs.

Creating and Proposing Optimal Customer Solutions

When products meeting customers’ preferences and requirements are not immediately available, the Corporate Financial Services’ sales and marketing staff confer and cooperate with the relevant specialized units of the ORIX Group to devise solutions that they can propose to customers. Creating this type of solution requires the sharing of specialized expertise and, when necessary, solutions may be offered with adjustments and variations that make them suitable for marketing and application throughout Japan. We have recently developed capabilities for offering such solutions as those involving balance sheet enhancement, business restructuring and ownership transfers, and initial public stock offerings.

Moreover, ORIX provides such solutions to both ordinary companies and financial institutions. For example, regional financial institutions seeking to strengthen their balance sheets often face challenges in connection with the disposal of problem loans and rehabilitation of corporate customers. In such cases, ORIX sales and marketing offices with many years of experience operating in each region of Japan can cooperate with the Group’s loan servicing subsidiary, ORIX Asset Management & Loan Services Corporation, to propose the creation of a corporate rehabilitation fund. ORIX has already arranged the establishment of six such funds. (For details, please refer to the “Loan Servicing Operations and Businesses Involving NPLs” section of Case Study 3 on pages 20-21.)

With regard to financial institutions who desire to offer small-scale unsecured loans to SMEs, we offer cooperative guarantee services that draw on our credit evaluation and collection capabilities and on the infrastructure of the OQL Headquarters, which handles the ORIX Quick Lease (OQL) business of small-ticket leases.

Operating as a Comprehensive Sales and Marketing Agency Designed to Maximize Synergies among Group Units

The Corporate Financial Services segment forms the basis of our sales and marketing foundation. In the future, further emphasis will be placed on strengthening sales and marketing operations in regional societies, deepening collaboration with specialized units to meet customer needs, and striving to leverage specialized expertise and bold far-sightedness to devise a growing number of innovative business solutions.

Case Study 2	Automobile Operations	A Force Driving Growth

In January 2005, ORIX merged seven group companies involved in automobile leasing and rental services into a single company named ORIX Auto Corporation. At the same time, we created a new business segment—Automobile Operations—that includes operations previously included in the Corporate Financial Services and Rental Operations segments.

The income before income taxes generated by the Automobile Operations segment’s automobile leasing and rental services business has grown at a compounded annual rate of 23% since fiscal 2001, and the segment accounted for 12% of total segment profit in fiscal 2005. Our Automobile Operations segment encompasses capabilities for comprehensive vehicle administration out-sourcing services, including vehicle purchasing, financing, and maintenance, as well as the sale of used vehicles. All these components combine to create an integrated chain of high-value-generating operations.

ORIX anticipates continued growth in its Automobile Operations segment. Here, we would like to explain the special characteristics of the Automobile Operations segment and its business environment as well as our current and future strategies with respect to these operations.

Reasons for Continued Expansion High Levels of Profitability Due to Sophisticated Services and Economies of Scale

The Automobile Operations segment is similar to the Corporate Financial Services segment in that the core element of both types of operations is the provision of leases to corporate customers. The fiscal 2005 ROA of the Automobile Operations and Corporate Financial Services segments were 4.85% and 3.00%, respectively, and this illustrates the high level of profitability that ORIX has achieved in its automobile operations. (Please refer to segment information on pages 32 and 33.)

There are four main reasons for this high level of profitability: (1) a full lineup of customer services that creates profit-earning opportunities; (2) economies of scale that reduce vehicle procurement costs; (3) strong capabilities for marketing used vehicles; and (4) the avoidance of price-based competition.

(1) A Full Lineup of Customer Services that Creates Profit-Earning Opportunities

More than 70% of all ORIX’s automobile leases combine lease financing with a full range of vehicle maintenance and management services, including routine checkups and maintenance, official inspection agency services as well as the handling of all traffic accident-related work, such as repairs, the provision of temporary replacement vehicles, and the completion of insurance processes. Currently, we are emphasizing the marketing of automobile leases with these and other services that help meet customer needs. For the customer, the lease transaction is just that—a lease transaction, for which regular, usually monthly, payments are made. However, because of the value-added created by the wide range of customer services we provide, our automobile leases can usually command higher leasing rates than general equipment leases.

(2) Economies of Scale that Reduce Vehicle Procurement Costs

As of March 31, 2005, ORIX was the top company in Japan’s automobile leasing industry, with approximately 500,000 vehicles under lease, and the second largest company in the car rental industry in Japan, with a fleet of approximately 40,000 rental vehicles. By leveraging economies of scale, we are able to reduce the cost of procuring vehicles as well as components, tires, lubricants, and other maintenance-related products. Besides boosting profitability, these cost reductions enable us to offer customers lower prices and thereby enhance our price-competitiveness.

Noting the potential for significant economies of scale in its automobile-related businesses, ORIX has striven to strengthen its related marketing capabilities. Moreover, since 2001, it has acquired a number of automobile leasing and rental companies, bringing IFCO Inc., IFCO Rent-A-Car Inc., Senko Lease Corporation, Nittetsu Leasing Auto Co., Ltd., and JAPAREN Co., Ltd., into the ORIX Group. During the past five years, such moves have boosted our automobile lease volume from just over 260,000 to almost 500,000 (see graph on page 16) and raised the number of car rentals from about 20,000 to approximately 40,000.

ORIX Auto Corporation’s Diverse Service Menu

•	Maintenance services—routine checks and maintenance, repairs, official inspection agency services, etc., provided through a nationwide network of about 12,000 service stations

•	Internet-based real-time vehicle management system—Internet-based provision of vehicle information and ordering of vehicles

•	Environmental data support service—Support for the preparation of environmental management reports for local governments

•	Refueling administration system—Refueling administration service based on use of special fueling cards accepted at approximately half the service stations in Japan

•	Electronic toll collection (ETC) cards—Prepayments on behalf of customers enable discounted tolls without customer prepayment

•	Risk management service—Consulting on all types of vehicle risks, including those associated with legal compliance, expenses, and safety operation management

•	Driver diagnostic system—Objective analysis of driving methods, explication of problems, and indication of solutions

•	24-hour safety service—Support for sudden breakdowns and accidents 24 hours a day, 365 days a year

(3) Strong Capabilities for Marketing Used Vehicles

Aiming to further enhance profitability by maximizing revenue from the sale of used vehicles, ORIX has established four automobile auction sites throughout Japan that together handle the sale of approximately 50,000 primarily commercial-use vehicles each year. For relatively new model passenger vehicles, we compile model-specific sales-related information and work to obtain the best possible prices by using an increasingly diverse range of marketing channels, including external auction facilities.

(4) Avoidance of Price-Based Competition

Because automobile leases are differentiated on the basis of associated services, they are less exposed to simple price competition than ordinary direct financing leases. ORIX emphasizes the proposal to customers of various services that meet special needs related to each customer’s vehicle ownership and usage modes. Our ability to offer advantageous outsourcing services is often a major factor behind customers’ decisions to lease vehicles from us.

The Potential for the Further Expansion of the Automobile Leasing Business

As of March 31, 2004, there were approximately 75.4 million registered automobiles in Japan, of which leased vehicles accounted for only about 2.7 million, or 3.59%*. Companies with 10 or more vehicles (fleet users) were using approximately 7.0 million vehicles, of which approximately 2.0 million were leased. Thus, the leasing rate for fleet users was roughly 30%.

One of the major differences between business in automobile leases and in other types of leases stems from the high incidence of automobile lease-back contracts, which enable customers who already own vehicles to shift from ownership to leasing. To effectively respond to vehicle out-sourcing needs, a leasing company will often seek to include all of a customer’s vehicles within lease packages that encompass the lease of newly procured vehicles as well as lease-back arrangements for the customer’s existing fleet. After more than a decade of weak economic conditions in Japan, many companies are seeking additional means of cutting costs and augmenting operational efficiency, and a growing number of such companies are appreciating the benefits of comprehensive outsourcing offered through automobile leases.

*	Source: Ministry of Land, Infrastructure and Transport

Automobile Operations

The automobile leasing utilization rate is still quite low compared to those for other products. For example, the leasing utilization rate for computers, communications equipment, and other general-use office equipment is estimated to be roughly 60%. Moreover, automobiles are considerably more troublesome to maintain and manage than many other types of equipment. In view of these factors, ORIX expects that the convenience of automobile leases will help the leasing rate for fleet users rise above its current level of approximately 30%.

In addition, individuals and other non-fleet users own about 90% of the registered vehicles in Japan. The leasing utilization rate for such users is extremely low—only about 1%—and we believe such users constitute a large potential market for automobile leasing services.

Consolidation of Automobile-Related Businesses to Meet the Challenge of the “Next Stage” of Growth

The recent merger of seven Group companies engaged in automobile-related businesses is designed to generate synergies and economies of scale that will provide ORIX’s Automobile Operations segment with significant competitive advantages. Our strategy for the Automobile Operations segment has two main focuses—doubling the size of our fleet and cutting costs through operational reforms.

Doubling the Size of the ORIX Fleet—Aiming to Reach One Million Vehicles in Three Years

The ORIX Group’s rental and leasing automobile fleet in Japan currently includes 540,000 vehicles, and plans call for increasing this number to one million by fiscal 2008. This is an ambitious goal that will entail expanding the scale of the Automobile Operations segment to a level comparable with that of the Group’s core Corporate Financial Services segment.

To attain this target, ORIX is seeking to expand its dealings with existing customers while cultivating business with new customers. This involves such initiatives as making proposals to customers demonstrating how they can increase operational efficiency by using a combination of leased vehicles and periodically rented vehicles. By offering high-value-added services, ORIX is working to expand business with customers that have low leasing utilization rates and increase its services’ appeal to large-scale users that do not yet lease vehicles. We are placing particular emphasis on proactively cultivating new business relationships with medium-scale users who have fleets of 30 or fewer vehicles. We are also endeavoring to make the most of our truck leasing know-how to market vehicle maintenance services to major truck fleet operators and otherwise undertake marketing operations that draw on the ORIX Group’s unique strengths.

Our sales and marketing network for the Automobile Operations segment includes our own network of approximately 800 marketing bases along with a network of approximately 900 allied businesses—including service station operators, repair shops, allied leasing companies, and insurance agencies—that together make up a collaborative marketing network built up over a period of more than 30 years. This network is further reinforced by the cross-selling activities of the Corporate Financial Services segment. We intend to make full use of our marketing strengths as we endeavor to expand our corporate clientele for automobile leases.

Automobile Operations

ORIX has also set itself the goal of pioneering the field of automobile leases to individuals. To date, the most active players in this field have been automobile manufacturers, and the concept of automobile leasing has not yet really taken root among individuals in Japan. Having consolidated our automobile operations, we intend to launch new products and cultivate demand for automobile leases among individuals by offering products that are highly appealing and convenient for individuals, such as lease contracts with additional services that allow customers to rent other automobiles at preferential rates and lease contracts that draw on our vehicle rental know-how to enable customers to terminate leases before the end of the contract periods.

By making use of all the Group’s capabilities, ORIX is also seeking to attain its strategic goals through acquisitions or providing maintenance for the vehicles of other leasing companies to expand its nationwide coverage of truck and car rental operations.

Cutting Costs through Operational Reforms

In advance of the recent merger of seven group companies engaged in automobile-related businesses, in 2004 ORIX began undertaking operational reforms to progressively integrate the back-office and backyard operations of Group automobile leasing and rental units. For example, each of the seven companies had previously handled its own vehicle procurement and maintenance activities; now these operations have been unified in the merged company and measures are being taken to continuously improve the new unified operational systems. Some of the new systems—including those for handling maintenance and traffic accident-related work—were launched in the spring of 2005. Additional operational reforms are expected to further reduce costs related to procurement and service provision and thereby enhance profitability. Concurrent measures will be taken to upgrade operational systems so they can operate efficiently, even when the volume of vehicles handled is greatly increased.

Case Study 3	Real Estate-Related Finance Frontrunner in Growing Markets

For a number of years, ORIX has enjoyed extremely rapid growth in its Real Estate-Related Finance segment—which includes the provision of non-recourse loans, securitization, loan servicing, and the provision of housing loans. This segment accounted for 13% of segment profit in fiscal 2005. In particular, ORIX is a frontrunner in Japan in such new businesses as non-recourse loans and their securitization, and the loan servicing of distressed assets.

This section of the annual report focuses on our non-recourse loan, securitization, and loan servicing operations. We also present an overview of the environment for those operations, the special strengths ORIX has in those fields, and our current and future strategies.

Development of ORIX’s

Real Estate-Related Operations

ORIX began providing real estate-backed loans in the 1970s and housing loans in the 1980s. We sought additional profit opportunities and accumulated real estate-related business know-how by initiating such businesses as those involving employee dormitory management and residential condominium development. Our combination of specialized real estate-related finance capabilities and know-how in real estate, including real estate development, enables us to successfully undertake operations in diverse new fields related to real estate.

From around 1997, foreign-based investors began engaging in the bulk acquisition of problem loans secured by real estate from Japanese banks, and this led to new trends in the Japanese real estate market, which had until that time become increasingly sluggish. ORIX was quick to see the potential for broadening the scope of its real estate-related finance operations. Having already handled the provision and securitization of non-recourse loans (loans secured only by the mortgaged property) in its U.S. operations, ORIX prepared for the development of such operations in Japan with the April 1999 establishment of a department specializing in real estate-related finance business.

In the first stages, the department expanded the scale of its operations by helping companies intent on improving their balance sheets by using non-recourse loans to liquidate such assets as office buildings.

Expansion of Business in Non-recourse Loans

While the non-recourse loan business first expanded in response to asset liquidation needs, the scale of the non-recourse loan market surged rapidly due to increased demand for funding in connection with the emergence of privately placed real estate investment funds and Japanese-style real estate investment trusts (J-REITs). While at first only ORIX and a few other companies acted as non-recourse loan providers, the megabanks soon began handling such business; however, demand for non-recourse loans has continued to rise more quickly than supply. At this time, numerous financial institutions that had previously focused on competing with each other are finding sufficient incentive to cooperate with each other in providing syndicated loans.

Since 1999, ORIX has established a prominent record of performance as a frontrunner in opening up new markets. This helped ORIX to build strong relationships of trust with financial institutions as well as customers in such business fields as privately placed real estate investment funds. These relationships enabled us to obtain a large quantity of high-quality information related to real estate. Additional information was obtained from real estate business units engaged in the development, marketing, and leasing of commercial real estate assets as well as the sales and marketing network of the Corporate Financial Services segment.

This extensive information network enabled ORIX to expand its business providing real estate investors with non-recourse loans while also establishing an increasingly impressive record regarding the supply of development-type non-recourse loans and other products and services to companies seeking to engage in off-balance-sheet real estate development activities.

Comprehensive Loan Securitization Business

The expansion of the non-recourse loan market was accompanied by rapid growth in the market for securitizing non-recourse loans. In 2004, the value of commercial mortgage-backed securities (CMBS) issued in Japan reached approximately ¥900 billion. However, because this level is still less than 10% of the U.S. level, it is expected to rise considerably further.

In October 2000, ORIX made the first issuance in Japan of multi-borrower-type CMBS in the amount of ¥27.2 billion. We have maintained a strong record in this field, and the aggregate value of our CMBS issues has surpassed ¥130 billion.

Because our operations range from the arrangement of non-recourse loans to CMBS issuance, loan servicing, and investor marketing, we believe we are competitively positioned to grow the business.

Investors in the CMBS market naturally demand varying levels of interest rates depending on such factors as the time period of the CMBS as well as the type and location of the underlying collateral. Similarly, investors’ levels of risk tolerance are reflected in the low interest rates of preferred portions of CMBS issues, which have a relatively high probability of principal recovery, and the high interest rates of subordinated portions of CMBS issues, which have a relatively lower probability of principal recovery. Our CMBS marketing operations have enabled us to gain considerable information on the levels of interest rates and risks that investors are willing to accept. This information has allowed us to gain a clear understanding of market trends that has enabled efficient loan arrangement.

ORIX CMBS Issues in Japan

Payment date	Issue mode	Underlying assets		Total value
		Number of loans	Number of collateral items	(Billions of yen)
October 23, 2002	Private placements in Japan	6	41	27.2
September 30, 2002	Private placements in Japan	11	40	19.9
March 18, 2003	Beneficial interest in trust	1	1	7.4
August 19, 2003	Beneficial interest in trust	1,109	177	7.6
September 29, 2003	Beneficial interest in trust	5	10	9.3
March 24, 2004	Private placements in Japan	17	21	21.5
August 26, 2004	Beneficial interest in trust	14	17	6.8
September 24, 2004	Beneficial interest in trust	6	11	15.2
February 2, 2005	Beneficial interest in trust	2	9	11.7
February 10, 2005	Beneficial interest in trust	6	11	10.1

Total				136.7

Real Estate-Related Finance

Moreover, by drawing on the specialized real estate cash flow evaluation expertise of our real estate business units, we are able to accurately project revenues and analyze risks associated with real estate collateral. The Group benefits greatly from the real estate market information obtained from its real estate business units, and it is also able to pursue a broader range of new profit-earning opportunities through collaboration involving its loan servicing operations.

Loan Servicing Operations and

Business Opportunities Involving NPLs

Since its April 1999 establishment following the February 1999 implementation of the so-called Servicer Law, ORIX Asset Management & Loan Services Corporation has engaged in the loan servicing business, which includes the servicing (administration, collection, and disposal) of non-performing loans (NPLs) purchased from financial institutions.

ORIX Asset Management & Loan Services has drawn on the considerable know-how we have gained from a U.S.-based joint venture with BANC ONE CORPORATION (merged with JP Morgan Chase in July 2004) that was established in April 1997 to provide services related to the securitization of commercial mortgage-backed loans and loan servicing. The sophisticated asset administration systems that are needed to expand this business in Japan were created based on know-how obtained during the engineering of similar systems in the United States and have created a solid platform for the growth of ORIX Asset Management & Loan Services’ operations.

The cumulative face value of loans and other assets purchased by Japanese loan servicing companies established following the Servicer Law’s promulgation has risen steadily. By the end of December 2004, it reached ¥129 trillion, up 26% from the previous year. The number of loan servicers has also grown, and 91 loan servicers were in operation at the end of June 2005.

Loan servicers tend to specialize in business niches defined by the scale and type of assets handled. ORIX is focusing primarily on the purchase of relatively large-scale real estate-secured loans, a field in which approximately 10 companies in Japan are operating. Since establishing ORIX Asset Management & Loan Services, ORIX has purchased non-performing loans from financial institutions throughout Japan. As of March 31, 2005, the cumulative face value of these loans was ¥3.8 trillion.

Real Estate-Related Finance

As a certain amount of progress has been achieved in alleviating the NPL problems of Japan’s major banks based in major metropolitan centers, ORIX is proactively augmenting its distressed asset-related operations in many other regions throughout the country. Since the March 2004 establishment of a corporate rehabilitation fund for five prefectures in the Kyushu region—Saga, Nagasaki, Kumamoto, Oita, and Fukuoka—ORIX has pursued new opportunities by collaborating with local financial institutions to establish similar regional corporate rehabilitation funds in five other prefectures—Kagawa, Miyazaki, Wakayama, Niigata, and Tokushima.

ORIX has a long tradition of building relationships with regional financial institutions through operational collaborations arranged via the sales and marketing offices of the Corporate Financial Services segment’s nationwide network. These offices are also playing a major role in the establishment of regional corporate rehabilitation funds and other moves to expand regional loan servicing operations, both by gathering information in each region and by presenting proposals for establishing funds. Working through the growing number of funds created in cooperation with regional financial institutions, ORIX intends to augment its profitability by proceeding with non-performing loan acquisitions and working to accelerate recoveries.

Building Business Models that Generate Stable Profit

Non-recourse loan-based fund procurement for the development and purchase of commercial real estate assets is becoming increasingly common. This trend is expected to continue along with the expansion of the market for securitized non-recourse loans. To date, most non-recourse loans have been provided in connection with office buildings and housing, but ORIX is seeking to expand this to include the provision of non-recourse loans for such facilities as hotels and hospitals that are secured with cash flows from facility operations rather than facility leasing income.

In the United States, where various types of securitization schemes have been pioneered, the main role of loan servicing companies is to manage cash flows associated with securitized assets. Essentially, their role is to ensure investors’ peace of mind by managing, collecting, and reporting on assets as well as taking suitable measures if the assets become non-performing.

Reflecting the progress made in the disposal of banks’ non-performing loans, most of ORIX’s loan servicing business in Japan to date has involved the purchase of non-performing loans and handling of “special servicing” operations. However, the market for securitized assets in Japan is growing rapidly. Over the long term, it is possible that ORIX will expand its operations performing the original servicer roles including “primary servicing” (the administration and collection of performing loans) and “master servicing” (the integrated performance of primary servicing, special servicing, and other servicing tasks).

As of the end of May 2005, ORIX Asset Management & Loan Services was the only company in Japan rated in all three servicing fields: special servicing, primary servicing, and master servicing.

ORIX will continue striving to expand its business related to non-recourse loans and their securitization while also seeking to broaden the scope of its servicer operations to encompass a wide range of servicing opportunities associated with its own securitization operations as well as those of other companies. We anticipate that these efforts will lead to the establishment of a new business model for generating stable levels of profit in expanding real estate-related markets.

Case Study 4	Principal Investment Sowing the Seeds of New Growth

For several years, ORIX has emphasized the expansion of its principal investment business, which we view as a key “next stage” strategic growth field to support our corporate development.

Development of the Principal Investment Business

In the latter half of the 1990s, a growing number of Japanese large corporate groups began working to concentrate their resources in core strategic fields through the sale or spin-off of subsidiaries. Noting this trend, ORIX established its Principal Investment Group in August 2000, which has worked to address such business opportunities as those associated with the funding of management buy-out transactions.

ORIX has proactively used M&A transactions as a means of expanding its operations since the latter half of the 1980s. The Principal Investment Group was established to undertake investment that enables the fuller use of our accumulated know-how in such fields as due diligence and other specialized expertise associated with M&A transactions.

The Principal Investment Group has worked to take advantage of new corporate rehabilitation business opportunities that involve the acquisition of problem assets made available in the course of financial institutions’ efforts to dispose of such assets and the dispatch of staff to effectively manage the assets and rehabilitate them.

In September 2000, ORIX invested in the Nippon Credit Bank, Limited (currently Aozora Bank, Limited), and this move was followed by a rise in requests for corporate

Corporate Rehabilitation Investments

Investee	Investment date	Industry
Aozora Bank	Sep. 2000	Banking
Suginoi Hotel	Aug. 2002	Hotel accommodation
Minami Sports	Nov. 2002	Retailing (sports goods)
Korea Life Insurance	Dec. 2002	Life insurance
(South Korea)
FoodsNet	Nov. 2003	Restaurant (sushi chain)
Footwork Express	Dec. 2003	Transport logistics
2&1	Mar. 2004	Apparel manufacturing
(sports apparel)
Onyado Toho	Jun. 2004	Hotel accommodation
Shunpanro	Sep. 2004	Restaurant and hotel accom-
modation
Phenix	Dec. 2004	Apparel manufacturing
(sports apparel)
DAIKYO	Mar. 2005	Real estate

rehabilitation-related operations, which have become the Principal Investment Group’s main business field. Subsequently, responding to requests from ORIX units handling real estate and other operations, the Principal Investment Group has undertaken various rehabilitation business projects involving multiple ORIX units, including the August 2002 investment in the Suginoi Hotel in Beppu, Oita Prefecture, and the March 2005 investment in DAIKYO INCORPORATED.

Selection of Investment Projects

The execution of principal investments must be preceded by efforts to accurately project future profitability and analyze associated risks. These projections and analyses naturally cover such factors as the relevant company’s size and the nature of its operations. They also extend to such matters as the relevant company’s previous management style, strengths, and other special characteristics, as well as the various debt-reduction policies of the relevant company’s main banks.

ORIX makes a detailed analysis of the relevant company’s previous operations, the capabilities of its managers and employees, and the situations of its competitors. It also considers the potential impact of various possible risk factors. However, the final decision with regard to whether to go through with the investment depends on ORIX’s ability to adopt the perspective of a far-sighted business manager and identify one or more factors that can reasonably be expected to promote the relevant company’s future rehabilitation and growth.

After an investment is made, the degree to which the investee company can be successfully rehabilitated is greatly affected by the ability of the managers sent to manage it. In addition, being able to draft effective business strategies based on a thorough familiarity with the relevant industry and markets, the managers must give due consideration to ORIX’s corporate rehabilitation management policies. The success of our corporate rehabilitation projects is critically dependent on our ability to supply managers with all these capabilities.

The Principal Investment Group methodically handles basic efforts to accurately project future profitability and analyze associated risks. However, the results of these efforts are not based on uniform standards but must be evaluated on a case-by-case basis with reference to the evaluators’ management experience and know-how.

It must always be remembered that supply and demand conditions in markets for corporate acquisitions fluctuate continually. Funds that flow into the market during periods of low interest rates may quickly flow out when interest rates rise. Rather than expanding investments up to a predetermined target level, ORIX seeks to boost profitability by closely monitoring and flexibly responding to changing market conditions.

Investment Periods and Anticipated Rates of Return

The role of principal investment operations in the corporate rehabilitation business is to eliminate the obstacles to improving the rehabilitee’s performance, sell the investment when the investee’s performance is brought up to an accessible level, and facilitate the expansion of subsequent business with the rehabilitee. Accordingly, the investment period is generally from three to five years.

Regarding anticipated rates of return, our fundamental policy is to seek an annual internal rate of return of 20% or more, but we recognize that we must respond flexibly by adjusting the investment period as well as the anticipated rate of return in light of changing market conditions. Even if the investee company’s business operations are rehabilitated, we will not move to sell our investment if market conditions are not ripe. On the other hand, if market conditions are sufficiently favorable, we must take advantage of the opportunity without waiting for the end of the three-to-five-year projected investment period.

Control of Investee Companies

In addition to supplying top management, ORIX’s corporate rehabilitation business entails the seconding of ORIX employees to the management planning department of the company to be rehabilitated. These ORIX employees cooperate with management in undertaking fundamental reform programs covering such areas as human resource and remuneration systems, organizational structure, personnel assignments, fund management, accounting systems, and management strategies. Regarding fund management, for example, the ORIX employees will sometimes directly approach the rehabilitee company’s customers to negotiate the shortening of payment settlement periods. Assistance in the corporate rehabilitation process is sometimes provided through ORIX’s Corporate Financial Services segment.

Future Business Development

In recent years, longstanding cross-shareholding relationships among major companies have crumbled while new capital collaboration relationships have been created, resulting in major changes in companies’ capital affiliations. These trends and the growing number of companies making strategic moves to sell non-core businesses are creating supportive conditions for the continued expansion of the principal investment market.

In September 2004, the Principal Investment Group collaborated with the Corporate Financial Services segment to purchase all the shares in a company created to handle the planning, development, and operation of the amusement facilities of Takara Co., Ltd., a major toy manufacturer.

Such principal investment initiatives have the potential for being expanded and extended to the level of the numerous SMEs that are clients of ORIX’s Corporate Financial Services segment. We believe we can effectively draw on this segment’s sales and marketing network and the networks of collaborating companies and customers to identify promising new investment targets as well as to promote the investee companies’ rehabilitation. We are intent on effectively utilizing the know-how accumulated in our core Corporate Financial Services segment to accelerate the realization of our principal investment operations’ future growth potential.

Topics	Environmental Business

Against the backdrop of government efforts to reform waste disposal laws and take various other initiatives regarding waste disposal, in 1998 ORIX established ORIX Eco Services Corporation (OES) to provide comprehensive support for waste management and recycling programs. OES’s activities include coordinating a network of waste disposal companies, promoting appropriate waste treatment and recycling, and otherwise contributing to the creation of a recycling-based society with minimal environmental impact.

To facilitate the appropriate disposal of used equipment after the completion of a lease contract, OES has created a nationwide network of distribution companies that collect and recycle waste products as well as companies that market used and recycled products, process waste products, and manufacture basic materials. Currently, the network is being used to help manufacturers and other customers build and operate systems for recovering and recycling such products as vending machines, photocopiers, and personal computers. Regarding such items as factory waste products and food products with expired freshness dates, OES is helping introduce customers to recycling companies and make other proposals providing for the reuse of resources in waste products.

In response to increasing consciousness of the importance of information security, OES has begun the nationwide marketing of its ECOBOX service, which provides for the secure collection and recycling of unneeded but sensitive documents, which are collected in special boxes that are recycled along with their contents without being opened. To date, approximately 12,000 customers are making use of this service, which not only promotes information security and environmental protection but also enables ORIX to efficiently handle the disposition of its own unneeded documents. OES is also marketing a unified waste product management service through which it introduces customers to reputable waste processors and handles the monitoring of waste volume and payments to waste processors on behalf of customers. Approximately 1,300 companies are using this system, including a restaurant chain with 260 outlets and a home center chain with 105 outlets.

In September 2002, ORIX established ORIX Resource Recycling Services Corporation (ORRS), which is scheduled to begin operating thermal recycling facilities1 as part of a private-finance-initiative plant in Saitama Prefecture from June 2006. With a capacity for processing 450 tons of waste daily, the Saitama plant will be the largest facility of its type in Japan. It will use pyrolytic gasification reforming incinerators to process waste products at high temperatures while reducing the incidence of dioxins and converting the waste into electric power and heavy metals and slag2, the latter two of which are to be completely recycled.

In addition to waste plastic, sludge, and waste wood, the Saitama plant will be able to recycle composite products that are difficult for conventional waste treatment plants to process. Through the operation of this and other facilities, ORRS is seeking to provide important services to other companies engaged in the collection, transport, and intermediate processing of waste products, thereby making an important contribution to protecting the natural environment.

1.	This type of facility processes waste while extracting energy and providing electric power and heat.
2.	Operating at temperatures of approximately 2,000°C, this facility will produce a fine glass-particle-like slag. The slag will be used as a raw material for the construction of roadbeds and construction-use bricks.

GUIDE TO ORIX’S FINANCIAL STATEMENTS

Revenues/Operating Assets & Segment Information

Since our establishment in 1964, we have used accounting principles generally accepted in the United States (U.S. GAAP). Since our listing on the New York Stock Exchange (NYSE) in September 1998, we have filed financial reports under U.S. GAAP with the United States Securities and Exchange Commission (SEC) and the NYSE. Financial information used internally by management and information provided to shareholders is based on U.S. GAAP.

Under U.S. GAAP, we are required to disclose information based upon the individual items for revenues and operating assets in our consolidated statements of income and consolidated balance sheets. In the notes to our consolidated financial statements, we are also required to disclose segment information.

The consolidated financial statements contain information on operating revenues generated by operating assets, as shown in the table below, by type of operating transaction conducted by ORIX. The types of revenue include principally direct financing leases, operating leases, interest on loans and investment securities, and life insurance premiums and related investment income. Revenues from real estate sales are generated from assets held under inventories (which are not included in the operating assets classification) in the consolidated financial statements. Brokerage commissions and other fee income are also not linked directly with operating assets.

For discussion of the individual line items in our consolidated statements of income, please refer to “Review of Performance in Fiscal 2005” on page 41.

Segment information is disclosed on the basis that is regularly used by management for evaluating the performance of business segments and deciding how to allocate resources to them and is based on the nature of the services provided by operations in Japan or by geographic area for overseas operations.

Operations in Japan are also classified into a number of segments by region for administrative purposes and by type of product or service handled. However, when the nature of the transactions, the types of customers, and the operating environment are similar, certain such items are included in one segment. Segment information is classified according to businesses defined by management for performance evaluation purposes, rather than by type of transaction.

Each segment conducts a range of transactions in response to customer needs. For example, in the Corporate Financial Services segment, our strategy is to provide small and medium-sized corporate customers with not only direct financing leases but also loans, life insurance policies, investment products, and other products and services. Revenues from this segment recorded in the consolidated statements of income include direct financing lease revenues, interest on loans, and other forms of operating revenues. From an accounting perspective, these are different types of transactions and must be recorded as different items in our consolidated statements of income. However, from a management perspective, each is a tool for satisfying customer needs. When evaluating the performance of a segment, different transactions may belong to the same set of tools for meeting customer needs and therefore are included in the same segment.

On the other hand, a single item on our consolidated statements of income often appears in more than one segment. For example, interest on loans from all sources is accounted for in one category as “interest on loans and investment securities” on our consolidated statements of income, but the types of loans, borrowers, and other attributes may differ. Therefore, even though most loan interest is combined into a single category for accounting purposes, interest on loans and investment securities often appears in more than one segment.

The table below shows a breakdown by segment of operating revenues as disclosed in the consolidated financial statements and operating assets as disclosed in the consolidated balance sheets to help understand how the two types of disclosure are linked. For more details on segment information, please see “Overview, Performance and Strategy by Segment,” p. 30.

Revenues and Operating Assets (Fiscal 2005)

Segment	Corporate Financial Services	Automobile Operations
Major Operations	General equipment leasing and installment loans to corporate customers, fee business	Automobile leasing and rentals
Major Revenues	Direct financing leases, interest on loans and investment securities	Operating leases, direct financing leases

Revenues

	¥ Billion	%	Corporate Financial Services ¥ Billion	%	Automobile Operations ¥ Billion	%
12% Direct Financing Leases	114	100%	53	47%	36	32%
20% Operating Leases	182	100%	4	2%	48	26%
15% Interest on Loans and Investment Securities	136	100%	25	18%	—	—
4% Brokerage Commissions and Net Gains on Investment Securities	34	100%	2	6%	—	—
15% Life Insurance Premiums and Related Investment Income	137	100%	—	—	—	—
13% Real Estate Sales	123	100%	—	—	—	—
0% Gains on Sales of Real Estate under Operating Leases	2	100%	—	—	—	—
6% Transportation Revenues	55	100%	—	—	—	—
15% Other Operating Revenues	135	100%	4	3%	5	4%

Operating Assets

	¥ Billion	%	Corporate Financial Services ¥ Billion	%	Automobile Operations ¥ Billion	%
28% Investment in Direct Financing Leases	1,452	100%	676	47%	343	24%
12% Investment in Operating Leases	619	100%	18	3%	107	17%
47% Installment Loans	2,387	100%	770	32%	—	—
11% Investment in Securities	589	100%	39	7%	2	0%
2% Other Operating Assets	83	100%	—	—	—	—

Rental Operations		Real Estate-Related Finance		Real Estate		Life Insurance		Other		The Americas		Asia, Oceania and Europe	
Rental of testing, measuring, and IT-related equipment		Real estate-related finance, housing loans, loan servicing		Real estate development and leasing, integrated facilities management		Life insurance		Consumer card loans, venture capital, securities brokerage, principal investment		Corporate leasing and lending, securities investment, loan servicing, real estate development		General equipment and automobile leasing, ship finance, corporate lending	
Operating leases		Interest on loans and investment securities, real estate sales, other operating revenues		Real estate sales, other operating revenues, operating leases		Life insurance premiums and related investment income		Transportation revenues, other operating revenues, interest on loans and investment securities		Interest on loans and investment securities, brokerage commissions and net gains on investment securities, direct financing leases, other operating revenues		Operating leases, direct financing leases, interest on loans and investment securities	
¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%
1	1%	—	—	—	—	—	—	—	—	9	8%	14	12%
63	35%	8	4%	12	7%	—	—	—	—	3	2%	44	24%
—	—	47	35%	—	—	—	—	37	27%	18	13%	8	6%
1	3%	3	9%	—	—	—	—	12	35%	13	38%	—	—
—	—	—	—	—	—	137	100%	—	—	—	—	—	—
—	—	21	17%	102	83%	—	—	—	—	—	—	—	—
—	—	—	—	2	100%	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	55	100%	—	—	—	—
3	2%	17	13%	52	39%	—	—	40	30%	5	4%	7	5%

¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%
40	3%	8	1%	4	0%	111	8%	1	0%	98	7%	171	12%
75	12%	93	15%	152	25%	20	3%	—	—	34	6%	120	19%
—	—	909	38%	6	0%	150	6%	315	13%	124	5%	113	5%
3	1%	61	10%	—	—	274	47%	49	8%	114	19%	8	1%
—	—	29	35%	41	49%	3	4%	4	5%	5	6%	1	1%

GUIDE TO ORIX’S FINANCIAL STATEMENTS (Continued)

Our revenues are broken down based on how they are accounted for under U.S. GAAP. Since we are engaged in a diverse range of businesses, operating revenues are classified into nine accounting items. There are 31 items on the consolidated statements of income, including 26 accounting items. (For individual items, please refer to “Review of Performance in Fiscal 2005” on page 41 and the “Notes to Consolidated Financial Statements” starting on page 79.) We provide detailed consolidated statements of income for investors as required under U.S. GAAP, but, because the items are numerous, the analysis of our consolidated statements of income can become quite complex. One approach to analyzing the consolidated financial statements is to look first at the three major items of our statements of income and then further break these down into ten items as described below and on the opposite page. Of course, this is not intended to be a substitute for the consolidated statements of income under U.S. GAAP, but it may provide an aid in analyzing ORIX’s earnings.

1) Contributions to earnings from revenues, equity method affiliates, and others (colored yellow in the following examples)

2) Deductions from earnings for expenses, income taxes, and others (colored blue in the following examples)

3) Operating income, income before income taxes, and net income (colored green in the following examples)

Table 1 below is an example showing the different components for the fiscal year ended March 31, 2005 and the corresponding ten major items. Table 2 on the opposite page shows a five-year summary using this method and Table 3 on the opposite page summarizes the four-step process for simplifying the consolidated statements of income.

Table 1. Simplifying the Consolidated Statements of Income

Consolidated Statements of Income	(Millions of yen)
Revenues
Direct Financing Leases	¥113,514
Operating Leases	181,808
Interest on Loans and Investment Securities	136,035
Brokerage Commissions and Net Gains on Investment Securities	33,906
Life Insurance Premiums and Related Investment Income	137,004
Real Estate Sales	123,162
Gains on Sales of Real Estate under Operating Leases	1,554
Transportation Revenues	55,339
Other Operating Revenues	134,628

Total Revenues	916,950

Expenses
Interest Expense	56,562
Costs of Operating Leases	124,658
Life Insurance Costs	122,896
Costs of Real Estate Sales	113,830
Costs of Transportation Revenues	46,594
Other Operating Expenses	82,833
Selling, General and Administrative (SG&A) Expenses	181,620
Provision for Doubtful Receivables and Probable Loan Losses	39,574
Write-downs of Long-lived Assets	11,713
Write-downs of Securities	4,930
Foreign Currency Transaction Loss, Net	783

Total Expenses	785,993

Operating Income	130,957
Equity in Net Income of Affiliates	20,043
Gains on Sales of Affiliates	3,347
Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	154,347
Provision for Income Taxes	68,826
Income from Continuing Operations	85,521
Discontinued Operations, Net of Applicable Tax Effect	5,975
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	91,496
Extraordinary Gain, Net of Applicable Tax Effect	—
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—

Net Income	91,496

Simplified Consolidated Statements of Income	(Millions of yen)
Deduction(s) for Expenses Corresponding Directly to Revenues
—	¥113,514
Subtract Costs of Operating Leases	57,150
—	136,035
—	33,906
Subtract Life Insurance Costs	14,108
Subtract Costs of Real Estate Sales	9,332
—	1,554
Subtract Costs of Transportation Revenues	8,745
Subtract Other Operating Expenses	51,795

Œ Revenues, Net of Corresponding Expenses	426,139

 Interest expense	56,562
Deducted in Œ
Deducted in Œ
Deducted in Œ
Deducted in Œ
Deducted in Œ
Ž SG&A Expenses	181,620
 Provisions, etc.	57,000
Included in 
Included in 
Included in 
N/A
 Operating Income	130,957
‘ Equity Method Affiliates, net	23,390
Included in ‘
’ Income before Income Taxes	154,347
“ Provision for Income Taxes	68,826
N/A
” Discontinued Operations and Others	5,975
N/A
Included in ”
Included in ”

• Net Income	91,496

Note:	Gains on the sale of real estate under operating leases in the consolidated statements of income do not include the gains on sales in discontinued operations. However, the Company believes these transactions are part of its regular real estate operations and are therefore included in segment profits in segment information.

Table 2. Five-Year Summary of Simplified Consolidated Statements of Income				(Millions of yen)

	2001	2002	2003	2004	2005
Œ Revenues, Net of Corresponding Expenses	¥330,544	¥361,696	¥373,756	¥375,221	¥426,139
 Interest Expense	109,289	90,279	71,380	60,060	56,562
Ž SG&A Expenses	101,156	126,316	144,271	161,835	181,620
 Provisions, etc.	62,951	72,465	120,924	68,754	57,000
 Operating Income	57,148	72,636	37,181	84,572	130,957
‘ Equity Method Affiliates, net	2,088	(330)	8,205	17,382	23,390
’ Income before Income Taxes	59,236	72,306	45,386	101,954	154,347
“ Provision for Income Taxes	25,079	32,600	20,808	51,444	68,826
” Discontinued Operations and Others	—	563	5,665	3,510	5,975

• Net Income	34,157	40,269	30,243	54,020	91,496

Table 3. Four-Step Process to View Ten Major Components of Consolidated Statements of Income

Revenue items from the consolidated statements of income minus expense items that correspond to particular revenues. See opposite page for details.

Directly from consolidated statements of income

“Selling, General and Administrative Expenses” directly from consolidated statements of income

Total of “Provision for Doubtful Receivables and Probable Loan Losses,” “Write-downs of Long-lived Assets,” “Write-downs of Securities,” and “Foreign Currency Transaction Loss, Net”

Same as figures in the consolidated statements of income

Total of “Equity in Net Income of Affiliates” and “Gains on Sales of Affiliates”

Same as “Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes”

Directly from consolidated statements of income

Total of “Discontinued Operations,” “Extraordinary Gain,” and “Cumulative Effect of a Change in Accounting Principle”

Same as figures in the consolidated statements of income

OVERVIEW, PERFORMANCE, AND STRATEGY BY SEGMENT

ORIX has developed diverse operations in a number of geographical locations globally. Management distinguishes nine different segments—seven in Japan based on the nature of operations and two overseas based on geographical areas—for evaluating the performance of our business segments and deciding how to allocate resources to them.

1. Breakdown of Profits and Assets by Segment

Total segment profit in fiscal 2005 was ¥178,082 million ($1,658 million). Segments in Japan accounted for ¥140,328 million ($1,307 million), or 79%, of total segment profit in fiscal 2005 (79% in fiscal 2004). Overseas, The Americas segment accounted for ¥15,621 million ($145 million), or 9%, and the Asia, Oceania and Europe segment accounted for ¥22,133 million ($206 million), or 12%, of total segment profits compared with 6% and 14%, respectively, in fiscal 2004.

As of March 31, 2005, ¥4,590,036 million ($42,742 million), or 84%, of total segment assets of ¥5,492,290 million ($51,143 million) were in Japan versus 82% as of March 31, 2004. As of March 31, 2005, ¥403,399 million ($3,756 million), or 7%, of total segment assets were in The Americas, and ¥498,855 million ($4,645 million), or 9%, were in Asia, Oceania and Europe. This compares to 9% in both segments, at March 31, 2004.

Note:	The assets in segment information are the operating assets from the consolidated balance sheets (direct financing leases, installment loans, operating leases, investment in securities, and other operating assets), inventories and advances for real estate under operating leases (included in other assets), and investment in affiliates (excluding loans to affiliates). The depreciation of office facilities is included in segment information, but the applicable assets are not included. For details on the difference between the amounts in segment information and those in the consolidated balance sheets, see Note 30 on page 126.

2. Profits and Assets by Business Type and Region

Year ended March 31, 2005

	Millions of yen
	Operations in Japan							Overseas Operations		Total
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate- Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Segment revenues	¥87,708	¥89,404	¥68,447	¥100,567	¥172,728	¥136,857	¥143,754	¥53,084	¥73,089	¥925,638
Interest revenue	25,043	7	7	47,136	301	1	37,245	18,359	8,139	136,238
Interest expense	12,760	2,835	1,042	7,262	3,495	90	3,734	10,408	13,278	54,904
Depreciation and amortization	23,010	26,613	41,936	3,548	4,859	94	5,006	3,154	23,240	131,460
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,529	(129)	63	16,697	290	113	9,971	1,498	542	39,574
Write-downs of long-lived assets	—	—	—	768	1,318	—	—	1,879	—	3,965
Decrease in policy liabilities	—	—	—	—	—	41,902	—	—	—	41,902
Equity in net income (loss) of and gains (losses) on sales of affiliates	350	6	—	(735)	984	1,406	11,511	(1,546)	11,150	23,126
Discontinued operations	121	—	—	3,298	2,819	250	—	3,549	—	10,037
Segment profits	43,848	21,088	9,384	22,269	15,546	7,223	20,970	15,621	22,133	178,082

Segment assets	1,506,311	451,715	118,427	1,106,548	350,254	567,023	489,758	403,399	498,855	5,492,290
Long-lived assets	17,105	103,316	64,881	128,564	206,426	23,508	3,224	44,898	121,553	713,475
Expenditures for long-lived assets	662	58,157	36,279	67,098	40,615	116	23	3,071	38,512	244,533
Investment in affiliates	943	41	—	(727)	36,400	8,994	116,194	23,316	78,255	263,416

Year ended March 31, 2004

	Millions of yen
	Operations in Japan							Overseas Operations		Total
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate- Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Segment revenues	¥80,418	¥72,614	¥73,235	¥56,804	¥148,217	¥133,391	¥73,987	¥50,373	¥71,176	¥760,215
Interest revenue	17,944	10	6	32,099	381	—	38,691	18,206	8,896	116,233
Interest expense	15,082	2,561	1,408	6,335	2,346	87	3,138	12,598	13,823	57,378
Depreciation and amortization	21,958	17,966	41,682	4,262	4,194	73	2,805	2,735	22,813	118,488
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	16,009	2,218	(249)	6,870	86	912	16,729	4,476	2,541	49,592
Write-downs of long-lived assets	143	—	—	—	8,052	—	—	3,019	—	11,214
Decrease in policy liabilities	—	—	—	—	—	15,771	—	—	—	15,771
Equity in net income (loss) of and gains (losses) on sales of affiliates	(61)	12	—	475	12	—	3,144	4,369	9,595	17,546
Discontinued operations	29	—	—	1,661	855	58	—	2,313	—	4,916
Segment profits	27,150	17,921	8,058	18,102	6,244	5,382	10,079	7,601	16,596	117,133

Segment assets	1,416,117	418,412	119,388	909,019	309,558	582,473	412,505	472,595	469,675	5,109,742
Long-lived assets	18,189	76,480	78,198	71,006	192,969	25,225	786	60,208	108,051	631,112
Expenditures for long-lived assets	2,813	33,156	47,512	12,458	40,410	8,090	1	8,384	30,946	183,770
Investment in affiliates	99	35	—	(676)	634	12,852	50,568	26,778	58,888	149,178
Note:	Effective January 1, 2005, the Company integrated seven group companies, which were involved in automobile leasing and rental operations, into ORIX Auto Corporation, in order to control and manage the overall automobile operations under one company. The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from fiscal 2005. The “Rental Operations” segment now includes only the rental operations of precision measuring and information-related equipment. The Company had managed the “Europe” segment as an independent operating segment apart from the “Asia and Oceania” segment. Due to the downsizing of the business operation in the Europe area, the Company reviewed its business management policy and consequently, the management decided to integrate the “Europe” segment into the “Asia and Oceania” segment. From this fiscal year, the new segment is shown as the “Asia, Oceania and Europe” segment. Accordingly, certain amounts in fiscal 2004 have been reclassified retroactively to conform to the fiscal 2005 presentation. For details, see Note 30 on page 126.

(1) Business Segments in Japan

Œ	Corporate Financial Services

Segment Performance					(Millions of yen )

	’01	’02	’03	’04	’05
Segment Revenues	¥92,591	¥83,502	¥82,059	¥80,418	¥87,708
% of Total Revenues	14.9%	12.1%	11.5%	10.6%	9.5%
Segment Profits	¥35,765	¥38,111	¥27,560	¥27,150	¥43,848
% of Total Profits	50.5%	43.8%	52.7%	23.2%	24.6%
Segment Assets	¥1,688,005	¥1,537,033	¥1,525,968	¥1,416,117	¥1,506,311
% of Total Assets	32.9%	27.0%	28.4%	27.7%	27.4%

Major Companies

ORIX Corporation, ORIX Alpha Corporation, Nittetsu Lease Co., Ltd.

Overview

The operations of the Corporate Financial Services segment trace their origins back to when ORIX was established as a specialist leasing company in 1964. The sales and marketing network of this segment extends throughout Japan and services a customer base made up primarily of small and medium-sized enterprises (SMEs). We provide direct financing leases for such items as computers and equipment to the commercial and service industries in addition to corporate loans and engage in the cross-selling of life insurance and other financial products and services. We also work to provide solutions that help customers restructure their operations and strengthen their finances.

Performance in Fiscal 2005

Segment revenues were up 9%, to ¥87,708 million ($817 million), as loans to corporate customers expanded and direct financing leases made an increased contribution due to the recognition of gains from securitization.

Segment profits increased 62%, to ¥43,848 million ($408 million), due primarily to increased revenues and a lower provision for doubtful receivables and probable loan losses, which was ¥10,529 million ($98 million) in fiscal 2005, compared with ¥16,009 million in the previous fiscal year, as a result of a reduction in the level of non-performing assets.

Segment assets increased 6% from March 31, 2004, to ¥1,506,311 million ($14,027 million), at March 31, 2005, due mainly to an increase in loans to corporate customers and the direct financing leases associated with ORIX Kitakanto Corporation.

Operating Environment and Business Strategies

The Japanese economy appears to be on a recovery trend and ORIX expects many business opportunities for providing financial services to SMEs to emerge.

We are trying to grow the Corporate Financial Services segment by actively expanding leases and loans that meet our standards for profitability and by promoting the cross-selling of a variety of other financial products and services. The segment is engaged in a range of activities nationwide to respond to customer needs, but the two most noteworthy trends are as explained below.

First, the segment is working to win an ever higher level of trust from its customers while identifying areas where it can create new value. The focus includes working closely with other segments such as the Automobile Operations and Real Estate-Related Finance segments to offer a wide range of solutions to management issues, such as vehicle management and integrated facilities management services.

Second, many financial institutions are concentrating their attention on SMEs and we are focusing on strengthening our ties, which we have built up over the years, with financial institutions nationwide and on expanding new business opportunities by supplementing their service offerings and providing services in partnership with them. We have built a strong cooperative relationship with Ashikaga Bank in the areas of marketing, financing, and human resources. For example, we believe ORIX Kitakanto, which began operations in April 2005, will provide a new model for our relationships with regional financial institutions.

	Automobile Operations

Segment Performance					(Millions of yen )

	’01	’02	’03	’04	’05
Segment Revenues	¥42,402	¥56,534	¥66,215	¥72,614	¥89,404
% of Total Revenues	6.8%	8.2%	9.3%	9.6%	9.7%
Segment Profits	¥9,323	¥10,946	¥17,775	¥17,921	¥21,088
% of Total Profits	13.2%	12.6%	34.0%	15.3%	11.8%
Segment Assets	¥213,155	¥441,681	¥385,385	¥418,412	¥451,715
% of Total Assets	4.2%	7.8%	7.2%	8.2%	8.2%

Major Company

ORIX Auto Corporation

Overview

On January 1, 2005, we consolidated seven subsidiaries involved in the leasing and rental of automobiles in Japan into a single new company called ORIX Auto Corporation and newly created this segment in fiscal 2005.

ORIX began automobile leasing operations in 1973, and this segment has developed primarily as a provider of automobile leasing to corporations. At present, this segment offers services that allow customers to outsource a variety of functions associated with the vehicle management of both cars and trucks. We began car rental operations in 1985 and had about 700 rental outlets throughout Japan as of March 31, 2005.

Performance in Fiscal 2005

Segment revenues were up 23%, to ¥89,404 million ($833 million), due primarily to increased revenues from automobile leasing in addition to increased revenues associated with the acquisition in October 2003 of JAPAREN Co. Ltd.*, which contributed to revenues from April of fiscal 2005 rather than from October as it had in the previous fiscal year.

Segment profits increased 18%, to ¥21,088 million ($196 million), due primarily to the increase in revenues.

Segment assets were up 8% from March 31, 2004, to ¥451,715 million ($4,206 million), as we continued to place emphasis on automobile-related operations.

*	JAPAREN Co., Ltd., was merged with ORIX Auto Corporation on January 1, 2005.

Operating Environment and Business Strategies

We are working to achieve two primary goals as we strive to increase profitability and grow: 1) realize greater economies of scale, and 2) develop more convenient products and services.

Demand for our auto leasing services, which allow our corporate customers to outsource vehicle maintenance and management to us, is strong because this approach reduces their administrative costs. This segment focuses on vehicle fleet operators (companies with 10 or more vehicles), which in total have about 7 million vehicles under their management nationwide. We estimate that only about 30% of the vehicles in these fleets are leased. In recent years, more companies have leased vehicles to address environmental regulations and improve the efficiency of their operations. The number of leased vehicles under management in this segment has risen at an annual rate of 14% over the last five years. With about 500,000 vehicles under lease as of March 31, 2005, we have a substantial lead over the nearest competitor.

This segment boasts a high-quality systems infrastructure, including about 12,000 affiliated service stations in all parts of Japan, which provide strong support for dealing with breakdowns and accidents, as well as an Internet-based real-time vehicle management system. We are trying to grow earnings in this segment by promoting value-added services, which include providing diagnostic services for drivers, issuing fuel payment cards, and offering assistance in filling out environmental reports for submission to the government.

The number of vehicles under management in our car rental operations was about 40,000 as of March 31, 2005, placing ORIX second in the industry. We have begun to offer new services that allow customers to choose different plans based on their particular lifestyles. For example, we provide discounted car rental services to customers who also use our automobile leasing services in a product that allows the customer to lease a smaller vehicle for daily use, but also rent a larger vehicle for special occasions like weekend outings.

Ž	Rental Operations

Segment Performance				(Millions of yen)

	’01	’02	’03	’04	’05
Segment Revenues	¥67,019	¥69,721	¥68,162	¥73,235	¥68,447
% of Total Revenues	10.7%	10.1%	9.5%	9.6%	7.4%
Segment Profits	¥10,504	¥8,915	¥3,225	¥8,058	¥9,384
% of Total Profits	14.8%	10.2%	6.2%	6.9%	5.3%
Segment Assets	¥122,648	¥129,110	¥126,466	¥119,388	¥118,427
% of Total Assets	2.4%	2.3%	2.4%	2.3%	2.2%

Major Company

ORIX Rentec Corporation

Overview

ORIX entered the precision measuring equipment rental market in 1976, and today its principal operations include the rental of computers and precision measuring equipment in addition to the provision of technical support, calibration, and other such services. We have a base of around 400,000 units of 30,000 different types of equipment and our automated warehouses allow us to deliver equipment to customers quickly after we receive a request. Customers include research centers and manufacturing divisions of major electronics manufacturers with the need for the latest high-tech equipment for specified periods of time. We have also recently expanded the services in this segment to include direct financing leases for computers and other IT-related equipment.

Performance in Fiscal 2005

Segment revenues were down 7%, to ¥68,447 million ($637 million), due primarily to the increase in the ratio of direct financing lease transactions, which are recorded as net amounts, compared with operating lease transactions in which revenues and expenses are recorded separately.

Segment profits increased 16%, to ¥9,384 million ($87 million), compared to ¥8,058 million in fiscal 2004, due primarily to the strong performance of IT-related equipment direct financing lease transactions.

Segment assets as of March 31, 2005, were down 1%, to ¥118,427 million ($1,103 million), compared with March 31, 2004.

Operating Environment and Business Strategies

We believe this segment has built an overwhelmingly dominant position in the precision measuring equipment rental market. Since the latter half of 2004, capital investment by companies in the IT-related sector and other corporations, which had been at a high level, has slowed. To expand profits, this segment is working to raise utilization rates through the careful selection of equipment types, giving close attention to trends in capital investment among customers, and promoting both rental and related services. In addition, we are making use of our logistics and testing know-how developed from rental operations and are working to market our management services to assist customers in efficiently procuring, operating, and disposing of their IT-related and other equipment. We are looking for growth in this area in view of the rising interest among companies in strengthening information security and improving management efficiency.

On the other hand, along with the global expansion of corporate R&D and production centers, the demand for precision measuring equipment rentals is rising, and we are expanding our operations overseas to capture this new demand. We first opened operations in Singapore in 1995 and in Malaysia the next year, followed by the commencement of rental operations in Korea in 2001. We began rental operations in China in 2004, focusing mainly on manufacturing companies affiliated with Japanese corporations.

	Real Estate-Related Finance

Segment Performance				(Millions of yen)

	’01	’02	’03	’04	’05
Segment Revenues	¥24,514	¥31,730	¥52,548	¥56,804	¥100,567
% of Total Revenues	3.9%	4.6%	7.3%	7.5%	10.9%
Segment Profits	¥1,944	¥5,654	¥19,572	¥18,102	¥22,269
% of Total Profits	2.7%	6.5%	37.4%	15.5%	12.5%
Segment Assets	¥606,801	¥1,012,896	¥931,513	¥909,019	¥1,106,548
% of Total Assets	11.8%	17.8%	17.3%	17.8%	20.1%

Major Companies

ORIX Corporation, ORIX Trust and Banking Corporation, and ORIX Asset Management & Loan Services Corporation

Overview

This segment provides real estate finance to corporations—a business that was begun in the 1970s—and housing loans for individuals—which we have provided since 1980. In addition, this segment has been engaged in loan servicing since 1999, commercial mortgage-backed securities (CMBS) since 2000, and asset management services for real estate investment trusts (REITs) since 2002.

Performance in Fiscal 2005

Segment revenues increased 77%, to ¥100,567 million ($936 million). Revenues associated with corporate loans, including non-recourse loans, and housing loans increased. In addition, loan servicing operations made a larger contribution to revenues compared with the previous fiscal year.

Despite an increase in the provision for doubtful receivables and probable loan losses from ¥6,870 million in fiscal 2004 to ¥16,697 million ($155 million) in fiscal 2005 due to the sale of certain non-performing assets, profits were up 23%, to ¥22,269 million ($207 million), due primarily to the increase in revenues.

Segment assets at March 31, 2005, increased 22%, to ¥1,106,548 million ($10,304 million), compared with March 31, 2004 due primarily to the increase in corporate loans.

Operating Environment and Business Strategies

Providing and securitizing non-recourse loans is already an established form of fund raising and fund management in the United States. In Japan, non-recourse loans began to come into use in the latter half of the 1990s, and, in 2005, issues of CMBS in Japan are expected to rise 22%, to ¥1,100 billion, reflecting the rapid expansion of this type of financing.

This segment issued its first CMBS in 2000, and its CMBS issues in fiscal 2005 amounted to approximately ¥43.8 billion ($408 million). We are working to expand these activities by drawing on our strengths, which cover information gathering, providing non-recourse loan financing, securitization, loan servicing, and marketing to investors.

In the field of investing in and servicing non-performing loans, our business activities have expanded as financial institutions have disposed of their problem assets. As of March 31, 2005, our accumulated purchases of non-performing loans amounted to approximately ¥3,800 billion (face value). We are expanding these activities beyond Tokyo to regional areas, and, in 2004 we formed an interregional corporate rehabilitation fund covering Saga, Nagasaki, Kumamoto, Oita, and Fukuoka prefectures. In addition, we have formed joint funds with regional financial institutions in Kagawa, Miyazaki, Wakayama, Niigata, and Tokushima prefectures. We look to expand investments in these funds and work on collecting our returns.

In housing loans, an area where many financial institutions are focusing their efforts, we are trying to grow earnings by offering products that meet customer needs, concentrating on properties for commercial use and investment-purpose loans, which is an area where we have a strong track record.

	Real Estate

Segment Performance				(Millions of yen)

	’01	’02	’03	’04	’05
Segment Revenues	¥51,864	¥91,948	¥110,092	¥148,217	¥172,728
% of Total Revenues	8.3%	13.3%	15.4%	19.5%	18.7%
Segment Profits (Losses)	¥(4,604)	¥5,842	¥(39,441)	¥6,244	¥15,546
% of Total Profits	(6.5)%	6.7%	(75.4)%	5.3%	8.7%
Segment Assets	¥310,340	¥326,473	¥303,838	¥309,558	¥350,254
% of Total Assets	6.0%	5.7%	5.7%	6.1%	6.4%

Major Companies

ORIX Real Estate Corporation, ORIX Facilities Corporation

Overview

The Real Estate segment has its origins in corporate dormitory rentals, which were begun in 1986. We began developing residential condominiums in 1993. Today, in addition to condominiums, we develop and sell office buildings and other commercial properties as well as operate hotels, corporate dormitories, and a training facility. We also entered the integrated facilities management market in 2001.

Performance in Fiscal 2005

Segment revenues increased 17%, to ¥172,728 million ($1,608 million). While sales of residential condominiums declined year on year, the sale of office buildings and other real estate developments and revenues associated with our integrated facilities management operations increased.

Segment profits increased 149%, to ¥15,546 million ($145 million), compared with ¥6,244 million in the previous fiscal year due in large part to the lower write-downs of long-lived assets, which amounted to ¥1,318 million ($12 million) in fiscal 2005, compared with ¥8,052 million in fiscal 2004.

Segment assets at March 31, 2005, increased 13% on March 31, 2004, to ¥350,254 million ($3,262 million), due primarily to an increase in commercial properties.

Operating Environment and Business Strategies

In the residential condominium business, the supply of new units in the Tokyo area is running at a high level of 80,000 units annually. We are working to increase income by differentiating our activities through the intensive marketing and development of original condominium properties. For family-type condominiums, we are adopting a consortium approach, working with a group of partners, and, for one-room condominiums, we are focusing on wholesaling units to real estate brokers. We supplied about 2,300 units in our condominium development business overall during the year ended March 31, 2005.

Demand remains robust in the markets for office buildings and commercial properties, providing a favorable operating environment for development, sales, and rental. This is because of such factors as the establishment of real estate investment trusts (REITs) and private real estate investment funds, which are now shifting their investments from office buildings and residential properties to include commercial properties, warehouses, and other properties. The focus of these buyers is also shifting to a greater array of geographical areas. This segment is working to increase profitability by carefully selecting properties for acquisition and choosing the optimal timing for sales. We are also looking to expand investments by identifying market needs in order to grow these operations.

Since an acquisition in September 2001, revenues in our integrated facilities management operations have risen sharply, from ¥11,731 million in fiscal 2003, to ¥30,974 million ($288 million) in fiscal 2005. The creation of business opportunities through expansion in the development, sales, and rental of office buildings and other commercial properties has been supported by cooperative activities with our Real Estate-Related Finance segment and cross-selling by the Corporate Financial Services segment. We plan to continue to increase income through promoting synergies within the ORIX Group.

‘	Life Insurance

Segment Performance				(Millions of yen)

	’01	’02	’03	’04	’05
Segment Revenues	¥157,636	¥154,296	¥138,511	¥133,391	¥136,857
% of Total Revenues	25.3%	22.3%	19.4%	17.5%	14.8%
Segment Profits	¥5,982	¥5,764	¥4,791	¥5,382	¥7,223
% of Total Profits	8.5%	6.6%	9.2%	4.6%	4.1%
Segment Assets	¥543,886	¥543,738	¥579,805	¥582,473	¥567,023
% of Total Assets	10.6%	9.6%	10.8%	11.4%	10.3%

Major Company

ORIX Life Insurance Corporation

Overview

In 1991 we began marketing life insurance to corporate customers via sales agents and this segment now focuses on providing detailed insurance planning for customers based on their particular needs. We have an extensive network of sales agents and insurance is one of the products that is cross sold by our sales and marketing specialists in the Corporate Financial Services segment. In addition, in 1997 we began the sale of ORIX Direct Insurance and have since that time been targeting retail investors.

Performance in Fiscal 2005

Segment revenues increased 3%, to ¥136,857 million ($1,274 million), due primarily to an increase in the number of new contracts.

Segment profits increased 34%, to ¥7,223 million ($67 million), as our efforts over the past few years to focus on more profitable products began to have an impact on earnings, while we also recorded gains on sales of affiliates of ¥1,406 million ($13 million).

Segment assets were down 3%, to ¥567,023 million ($5,280 million), compared to March 31, 2004, due primarily to the maturation of endowment products sold in the past that resulted in more assets than our other products.

Operating Environment and Business Strategies

This segment has developed term-life and other types of insurance products and has created its own original business model for marketing these products to corporations through insurance agencies. The segment is endeavoring to expand income by promoting both product development and sales through more aggressive marketing efforts.

In the field of insurance sales to individuals, conventional term and whole life insurance plans are seeing declines in market demand and more attention is being given to medical and other types of insurance outside the traditional life and non-life insurance categories. This segment has developed insurance products for sale through mail order and other nonagency channels to lower marketing costs and insurance premiums. In addition, the operations of this segment are expanding because it offers original products, such as those that eliminate certain unnecessary options, and is thus making it possible for customers to choose the insurance coverage they need more easily. This segment is working to further increase income by expanding sales of its highly regarded term-life insurance as well as by focusing on sales of medical policies offering a broader range of coverage periods for hospital expenses.

We are also focusing on sales to individuals via agents and introduced three new types of medical insurance to promote more sales in June 2005.

In asset management, the segment is reviewing the maturity structure of its investment portfolio in view of the increase in longer-term policy liabilities. In addition, to provide for stable income from its portfolio, the segment is expanding the scope of its investment to include loans, asset backed securities (ABS), REITs, and other investments.

’	Other

Segment Performance				(Millions of yen)

	’01	’02	’03	’04	’05
Segment Revenues	¥36,219	¥49,142	¥61,240	¥73,987	¥143,754
% of Total Revenues	5.8%	7.1%	8.6%	9.7%	15.5%
Segment Profits	¥1,035	¥4,941	¥8,452	¥10,079	¥20,970
% of Total Profits	1.5%	5.7%	16.2%	8.6%	11.8%
Segment Assets	¥284,835	¥352,433	¥387,978	¥412,505	¥489,758
% of Total Assets	5.5%	6.2%	7.2%	8.1%	8.9%

Major Companies

ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Corporation

Overview

The Other segment encompasses a range of operations, including new businesses. Principal activities include card loans (which we began in 1986), venture capital (from 1983), securities brokerage and services (commenced through capital participation in 1986), and principal investments (from 2000). In addition, this segment includes The Fuji Fire and Marine Insurance Company Limited, in which ORIX made an investment in 2002, and DAIKYO INCORPORATED in 2005.

Performance in Fiscal 2005

Segment revenues increased 94%, to ¥143,754 million ($1,339 million). The contribution from the consumer card loan operations decreased as a result of a stricter credit screening process that led to a lower average loan balance and subsequent lower interest on loans. However, net gains on investment securities were up at our venture capital operations and brokerage commissions at our securities brokerage expanded due to the high trading volume on the stock market. In addition, transportation revenues contributed to revenues.

Segment profits increased 108%, to ¥20,970 million ($197 million), as the provision for doubtful receivables and probable loan losses associated with our card loan operations decreased to ¥9,971 million ($93 million) in fiscal 2005, from ¥16,729 million in fiscal 2004, while equity in net income of affiliates and gains on sales of affiliates increased to ¥11,511 million ($107 million) in fiscal 2005, from ¥3,144 million in fiscal 2004.

Segment assets at March 31, 2005, were up 19%, to ¥489,758 million ($4,560 million), compared with March 31, 2004. The level of loans associated with our card loan operations declined, while investment in equity method affiliates, including DAIKYO, increased.

Operating Environment and Business Strategies

In the card loan business, we have been concentrating our efforts on our “VIP Loan Card,” which was introduced to meet the cash needs of businesspeople in their 30s and 40s. Although new entrants are entering this field, this segment is working to expand income and improve asset quality by maintaining competitive interest rates as well as a strong presence in its targeted market segment. In addition, the segment is endeavoring to capture new business opportunities, including the development of loan products for owners of small and medium-sized enterprises.

In the securities brokerage business, the volume of market transactions remains at a high level, and plans call for increasing income by broadening the customer base through Internet-based transactions.

In the venture capital and principal investment businesses, we are aiming to answer market needs by providing new sources of corporate finance. In our venture capital business, we plan to draw on our investment experience and information-gathering capabilities to identify new investment opportunities and work to realize profits from our existing investments. In our principal investment business, our major investments for corporate rehabilitation include an equity stake in DAIKYO. Among medium-sized companies, we have invested in Minami Corporation, a retailer of sporting goods, and are working to identify new investment opportunities through the network of the Corporate Financial Services segment. We are also endeavoring to expand our income by strengthening the management of companies where we already have investments to increase their corporate value.

(2) Overseas Business Segments

Œ	The Americas

Segment Performance				(Millions of yen)

	’01	’02	’03	’04	’05
Segment Revenues	¥81,231	¥76,798	¥61,643	¥50,373	¥53,084
% of Total Revenues	13.0%	11.1%	8.6%	6.6%	5.7%
Segment Profits	¥8,896	¥810	¥1,332	¥7,601	¥15,621
% of Total Profits	12.6%	0.9%	2.5%	6.5%	8.8%
Segment Assets	¥804,118	¥794,330	¥618,148	¥472,595	¥403,399
% of Total Assets	15.7%	14.0%	11.5%	9.2%	7.3%

Major Companies

ORIX USA Corporation, Stockton Holdings Limited

Overview

Our present operations in this segment include corporate finance, leasing, and real estate-related businesses. In corporate finance, we have been providing corporate loans and leases since 1981, and we are presently also investing in high-yield bonds. Real estate-related operations began in 1987 with the acquisition of a real estate development company and since that time we have expanded into related operations including commercial mortgages. We began investing in CMBS in the early 1990s and entered the loan servicing business in 1997. In leasing we have focused primarily on equipment leasing to corporate customers since 1989.

Performance in Fiscal 2005

Segment revenues were up 5%, to ¥53,084 million ($494 million). While revenues from direct financing leases and interest on loans to corporate customers declined due primarily to lower average assets and the appreciation of the yen against the dollar, gains on the resecuritization of CMBS and other real estate-related operations contributed to revenues.

Segment profits increased 106%, to ¥15,621 million ($145 million). Despite the loss associated with an equity method affiliate, gains from the sale and securitization of CMBS and other securities, and a decrease in the provision for doubtful receivables and probable loan losses contributed in higher profits.

Segment assets were down 15% from March 31, 2004, to ¥403,399 million ($3,756 million), due to a decrease in the balance of investment in securities and direct financing leases.

Operating Environment and Business Strategies

Our operations in the United States play an important role in enabling us to develop our operations globally because U.S. financial markets offer many opportunities for absorbing cutting-edge financial technology. In view of the favorable economic conditions in the United States, we are working to increase income through the aggressive development of our activities.

In corporate finance we are looking to grow a solid portfolio of assets by focusing on selected loans to small and medium-sized enterprises.

In the real estate operations, our strengths include capabilities for providing a full lineup of services from real estate development to real estate-backed loans, securitization, and servicing. Our strong record of asset collection in our loan servicing business has made it possible for us to invest in subordinated CMBS and realize higher earnings based on our loan servicing capabilities. In the strong U.S. real estate market, we are moving forward in parallel in our developer and real estate finance businesses and identifying new opportunities for earnings. In addition, in our lease finance business, we are focusing on expansion through vendor programs.

Stockton Holdings Limited, which is accounted for under the equity method, began liquidation procedures in March 2005. The contract for commodities investment expired in June 2005 and, while some reinsurance contracts are expected to remain in force, operations are expected to cease after the remaining contracts expire over the next few years.

	Asia, Oceania and Europe

Segment Performance				(Millions of yen)

	’01	’02	’03	’04	’05
Segment Revenues	¥69,974	¥77,476	¥75,005	¥71,176	¥73,089
% of Total Revenues	11.2%	11.2%	10.5%	9.4%	7.9%
Segment Profits	¥1,919	¥6,033	¥9,029	¥16,596	¥22,133
% of Total Profits	2.7%	6.9%	17.3%	14.2%	12.4%
Segment Assets	¥561,353	¥548,937	¥513,081	¥469,675	¥498,855
% of Total Assets	10.9%	9.7%	9.6%	9.2%	9.1%

Location of Operations

Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, UAE, Kazakhstan, Australia, New Zealand, Ireland, and Poland Total: 21 countries and regions

Overview

We established our first overseas office in Hong Kong in 1971 and in the subsequent 34 years have expanded throughout Asia, Oceania, Europe, the Middle East, and North Africa. Operations consist primarily of corporate leasing and lending, ship finance, and transportation-related operating leases.

Performance in Fiscal 2005

Segment revenues were up 3%, to ¥73,089 million ($681 million). Automobile leasing and corporate lending performed steadily, while the ship-related operations expanded.

Segment profits increased 33%, to ¥22,133 million ($206 million), due primarily to increased revenues. In addition, the provision for doubtful receivables and probable loan losses declined to ¥542 million ($5 million) in fiscal 2005, compared with ¥2,541 million in fiscal 2004.

Segment assets increased 6% from March 31, 2004, to ¥498,855 million ($4,645 million), due primarily to an increase in automobile leases.

Operating Environment and Business Strategies

The performance of this segment was strongly affected by the Asian Currency Crisis in 1997, but, along with recovery in the economies of the region, automobile leasing and corporate loans in particular have improved. In addition, our 2002 investment in Korea Life Insurance, accounted for under the equity method, has contributed to improved performance in this segment in the past few years.

We are working to increase income in this segment through three basic strategies: 1) strengthening existing franchises, 2) diversification based on know-how obtained through operations in the United States and Japan, and 3) investment in new businesses.

We have positioned the development of automobile leasing operations that apply the model developed by ORIX in Japan as a strategic business and have already established automobile leasing operations in 16 countries. In February 2004, we concluded an alliance with the SK Group of South Korea, which has the largest network of gasoline stations in that country, with 3,700 outlets, for the development of automobile leasing.

In addition, as another example of initiatives to apply know-how developed in Japan elsewhere, we have begun to develop a non-performing loan purchasing business in Taiwan. This business was introduced into Japan by bringing loan servicing activities that were conducted in the United States to the Japanese financial markets. By further developing these activities in Taiwan, we are aiming to capture a new source of earnings.

In June 2005, we made an investment in a leasing company in Kazakhstan, and are planning to continue expanding into other new markets.

REVIEW OF PERFORMANCE IN FISCAL 2005

1 . Overview of Performance

Revenues

Total revenues for the fiscal year ended March 31, 2005 (fiscal 2005), increased 21%, to ¥916,950 million ($8,539 million), compared with the fiscal year ended March 31, 2004 (fiscal 2004). Although gains on sales of real estate under operating leases declined from fiscal 2004, direct financing leases, operating leases, interest on loans and investment securities, brokerage commissions and net gains on investment securities, life insurance premiums and related investment income, real estate sales, and other operating revenues all increased during fiscal 2005 as we continued to carefully select new assets and focus on the profitability of each transaction in a favorable economic environment. In addition, transportation revenues were recorded from fiscal 2005, and this is also a factor in the increase (see page 50).

Expenses

Total expenses were up 17% from fiscal 2004, to ¥785,993 million ($7,320 million). While interest expenses, provision for doubtful receivables and probable loan losses, write-downs of long-lived assets, write-downs of securities and foreign currency transaction loss, net were down, costs of operating leases, life insurance costs, costs of real estate sales, other operating expenses and selling, general and administrative expenses increased. In addition, costs of transportation revenues were recorded from fiscal 2005 and this is also a factor in the increase (see page 52).

Operating Income, Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes, and Net Income

Operating income for fiscal 2005 increased 55%, to ¥130,957 million ($1,219 million). We recorded equity in net income of affiliates and gains on sales of affiliates of ¥20,043 million ($187 million) and ¥3,347 million ($31 million), respectively. As a result, income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes rose 51%, to ¥154,347 million ($1,437 million).

Provision for income taxes of ¥68,826 million ($641 million) and discontinued operations, net of applicable tax effect, of ¥5,975 million ($56 million) were recorded. Consequently, net income increased 69%, to a record ¥91,496 million ($852 million).

New Business Volumes

New business volumes for direct financing leases and installment loans increased 8% and 38%, respectively, compared with fiscal 2004. While the amount of new business volumes from overseas operations declined due primarily to a decrease in The Americas segment, those from operations in Japan increased, due primarily to an increase in direct financing leases as a result of an acquisition and substantial increases in loans to corporations, including non-recourse loans, reflecting economic recovery.

The volumes of new operating leases increased 31% compared with fiscal 2004, due primarily to investment in real estate for rental in Japan. New securities added increased 100% compared with fiscal 2004, due primarily to new investments accompanying the replacement of a portion of the portfolio in the life insurance business. Other operating transactions declined 30% compared with fiscal 2004 due mainly to a decrease in new investment in our residential condominium developments in Japan.

Operating Assets

Although investment in direct financing leases remained flat due to securitization, installment loans, investment in operating leases, investment in securities and other operating assets were all up. As a result, operating assets increased 6% compared to fiscal 2004, to ¥5,129,098 million ($47,761 million).

Earnings Summary				(Millions of yen	)

	2004	2005	¥ Change	% Change
Operating revenues	¥756,670	¥916,950	¥160,280	21.2
Operating expenses	672,098	785,993	113,895	16.9
Operating income	84,572	130,957	46,385	54.8
Income before income taxes*	101,954	154,347	52,393	51.4
Net income	54,020	91,496	37,476	69.4

*	Income before income taxes refers to income before income taxes, discontinued operations and cumulative effect of a change in accounting principle.

New Business Volumes				(Millions of yen	)

	2004	2005	¥ Change	% Change
Direct financing leases (new receivables added)	¥801,787	¥863,137	¥61,350	7.7
Direct financing leases (new equipment acquisitions)	713,240	767,672	54,432	7.6
Installment loans	1,124,276	1,545,517	421,241	37.5
Operating leases	189,737	248,327	58,590	30.9
Investment in securities	122,066	244,600	122,534	100.4
Other operating transactions	186,265	129,604	(56,661)	(30.4)

Balance of Operating Assets				(Millions of yen	)

	2004	2005	¥ Change	% Change
Investment in direct financing leases	¥1,453,575	¥1,451,574	¥(2,001)	(0.1)
Installment loans	2,234,940	2,386,597	151,657	6.8
Investment in operating leases	536,702	619,005	82,303	15.3
Investment in securities	551,928	589,271	37,343	6.8
Other operating assets	72,049	82,651	10,602	14.7

Total operating assets	4,849,194	5,129,098	279,904	5.8
Other	775,763	939,855	164,092	21.2

Total assets	¥5,624,957	¥6,068,953	¥443,996	7.9

Note: Parentheses indicate negative numbers or percentages.

Shareholders’ Equity, ROE, and ROA

Shareholders’ equity grew 29% from March 31, 2004, to ¥727,333 million ($6,773 million), due primarily to an increase in retained earnings from ¥481,091 million to ¥570,494 million ($5,312 million), an increase of ¥39,999 million ($372 million) from the conversion of a convertible bond and a decline in accumulated other comprehensive loss from ¥33,141 million to ¥1,873 million ($17 million).

Although total assets grew 8%, the shareholders’ equity ratio rose from 10.03% to 11.98% as a result of the increase in shareholders’ equity. Furthermore, an increase in net income resulted in improved ROE and ROA, which rose from 10.10% to 14.17%, and 0.93% to 1.56%, respectively.

Shareholders’ Equity, ROE, and ROA		(Millions of yen )

	2004	2005
Shareholders’ equity ratio	10.03%	11.98%
Return on equity	10.10%	14.17%
Return on assets	0.93%	1.56%
Net income	¥54,020	¥91,496
Shareholders’ equity	¥564,047	¥727,333
Total assets	¥5,624,957	¥6,068,953

Notes:	1.	The shareholders’ equity ratio equals shareholders’ equity at fiscal year-end divided by total assets at fiscal year-end.

	2.	Return on assets equals net income for the fiscal year divided by the average of the beginning and ending levels of total assets.

	3.	Return on equity equals net income for the fiscal year divided by the average of the beginning and ending levels of shareholders’ equity.

Per Share Data				(Yen	)

	2004	2005	¥ Change	% Change
Net income (basic earnings per share)	¥645.52	¥1,087.82	¥442.30	68.5
Net income (diluted earnings per share)	601.46	1,002.18	400.72	66.6
Cash dividends	25.00	25.00	—	—
Shareholders’ equity	6,739.64	8,322.96	1,583.32	23.5

2. Details of Operating Results

(1) Revenues, New Business Volumes and Operating Assets

Œ Direct Financing Leases1

Revenues from direct financing leases rose 1% from the previous fiscal year, to ¥113,514 million ($1,057 million). In Japan, the automobile leasing operations performed steadily and we reported gains from the securitization of direct financing leases aside from those for automobiles. As a result, revenues from operations in Japan as a whole expanded 4%. Overseas, the automobile leasing operations expanded in Asia, Oceania and Europe, but due to the decline in the balance of assets in The Americas and the appreciation of the yen against the dollar, revenues were down 8% from the previous fiscal year.

The volumes for new equipment acquisitions increased 8%, to ¥767,672 million ($7,148 million). In Japan, volumes were up 12%. New acquisitions of automobile leases and leases other than automobiles increased along with the recovery in the economy. In addition, the acquisition of ORIX Kitakanto* contributed to growth. Overseas, although direct financing leases in Asia, Oceania and Europe increased, the overall volume overseas fell 6% from the previous fiscal year because of a decline in The Americas.

Investment in direct financing leases amounted to ¥1,451,574 million ($13,517 million), approximately the same as on March 31, 2004. In Japan, new receivables in existing divisions increased and the direct financing leases of ORIX Kitakanto* were consolidated. However, because of the securitization of a portion of outstanding assets, the balance of direct financing leases in Japan was approximately the same as on March 31, 2004. Overseas, although increases were reported in Asia, Oceania and Europe, the overall balance of direct financing leases overseas declined 1% because of the shrinkage in the balance of such assets in The Americas.

We sold on securitization ¥97,177 million ($905 million) in direct financing leases, all in our operations in Japan, that were treated as off-balance-sheet assets in fiscal 2005. This compares with ¥26,284 million in the previous fiscal year, comprising ¥16,672 million in Japan and ¥9,612 million overseas. Gains from the securitization of direct financing lease assets amounted to ¥3,877 million ($36 million) in fiscal 2005 and ¥170 million in fiscal 2004 and are included in revenues of direct financing leases, respectively. The balance of direct financing lease assets treated as off-balance-sheet assets amounted to ¥179,905 million ($1,675 million) as of March 31, 2005, compared to ¥200,434 million as of March 31, 2004.

*	In January 2005, ORIX purchased all the shares in Kitakanto Lease from the Ashikaga Financial Group and changed the name to ORIX Kitakanto in April 2005.

1	Direct financing leases consist of full-payout leases. For information on the recognition of revenues for direct financing leases, see Note 1 (e) on page 79. For further details on investment in direct financing leases, see Note 4 on page 88. For information on the securitization of direct financing leases, see Note 9 on page 95.

Direct Financing Leases			(Millions of yen)

	2004	2005	¥ Change	% Change
Direct financing lease revenues	¥112,372	¥113,514	¥1,142	1.0
Japan	86,928	90,141	3,213	3.7
Overseas	25,444	23,373	(2,071)	(8.1)
New receivables added	¥801,787	¥863,137	¥61,350	7.7
Japan	618,452	700,744	82,292	13.3
Overseas	183,335	162,393	(20,942)	(11.4)
New equipment acquisitions	¥713,240	¥767,672	¥54,432	7.6
Japan	541,917	607,290	65,373	12.1
Overseas	171,323	160,382	(10,941)	(6.4)
Investment in direct financing leases	¥1,453,575	¥1,451,574	¥(2,001)	(0.1)
Japan	1,183,187	1,183,791	604	0.1
Overseas	270,388	267,783	(2,605)	(1.0)

Investment in Direct Financing Leases by Category			(Millions of yen)

	2004	2005	¥ Change	% Change
Information-related and office equipment	¥210,713	¥184,540	¥(26,173)	(12.4)
Industrial equipment	214,682	206,182	(8,500)	(4.0)
Commercial services equipment	175,607	190,353	14,746	8.4
Transportation equipment	479,605	486,329	6,724	1.4
Other	372,968	384,170	11,202	3.0

Total	¥1,453,575	¥1,451,574	¥(2,001)	(0.1)

 Operating Leases2

Revenues from operating leases increased 9%, to ¥181,808 million ($1,693 million), as a result of increases both in Japan and overseas. In Japan, revenues from precision measuring and other equipment rental operations showed a decline. On the other hand, revenues from automobile rental operations increased, owing in part to the acquisition of JAPAREN* Co., Ltd., in October 2003, which contributed to consolidated performance throughout fiscal 2005 instead of only partially in the previous fiscal year. Operating leases in the automobile leasing operations also performed steadily, and revenues from operating leases overall were up 11% in Japan. Overseas, revenues from automobile operating leases also remained strong, and overall revenues rose 5% over the previous fiscal year. Gains on sales of operating lease assets other than real estate were up 71%, to ¥4,746 million ($44 million), and are included in operating lease revenues.

While costs related to operating leases, such as insurance costs, property taxes and other related expenses, had been netted against operating lease revenues, revenues are reported as gross of these expenses from fiscal 2005.

*	JAPAREN was merged into ORIX Auto Corporation on January 1, 2005.

2	Revenues from operating leases are recorded on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. For information on recognition of revenues for operating leases, see Note 1 (e) on page 79. For details on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 on page 89.

New equipment acquisitions of operating leases increased by 31%, to ¥248,327 million ($2,312 million). In Japan, new acquisitions of operating leases were up 40%, reflecting an increase in investments in rental real estate and steady performance in the automobile leasing business. Overseas, new acquisitions of equipment of operating leases rose 3%.

Investment in operating leases increased 15%, to ¥619,005 million ($5,764 million) from the previous fiscal year. In Japan, these investments climbed 20%, along with the rise in purchases of rental real estate and automobile leases. Overseas grew 3% due to sales of properties and write-downs of long-lived assets in the United States, while assets in Asia, Oceania and Europe increased.

Operating Leases			(Millions of yen)

	2004	2005	¥ Change	% Change
Operating lease revenues	¥166,587	¥181,808	¥15,221	9.1
Japan	123,199	136,258	13,059	10.6
Overseas	43,388	45,550	2,162	5.0
New equipment acquisitions	¥189,737	¥248,327	¥58,590	30.9
Japan	144,340	201,764	57,424	39.8
Overseas	45,397	46,563	1,166	2.6
Investment in operating leases	¥536,702	¥619,005	¥82,303	15.3
Japan	388,452	466,489	78,037	20.1
Overseas	148,250	152,516	4,266	2.9

Investment in Operating Leases by Category			(Millions of yen)

	2004	2005	¥ Change	% Change
Transportation equipment	¥202,514	¥241,468	¥38,954	19.2
Measuring equipment and personal computers	75,232	64,850	(10,382)	(13.8)
Real estate and other	258,956	312,687	53,731	20.7

Total	¥536,702	¥619,005	¥82,303	15.3

Ž Installment Loans and Investment Securities3

Installment Loans

Interest on installment loans increased 17%, to ¥125,898 million ($1,172 million). In Japan, ORIX tightened credit approval standards and reduced card loan assets, which led to a decline in interest. However, interest from corporate loans, including non-recourse loans, and the loan servicing business expanded. In addition, ORIX posted an increase in gains from the securitization of loan assets amounting to ¥2,115 million ($20 million) in fiscal 2005, compared with ¥276 million in fiscal 2004. As a result, revenues in Japan were up 22%. In overseas operations, revenues fell 6% due primarily to the decline in assets and the appreciation of the yen against the dollar.

New loans added were up 37%, to ¥1,545,517 million ($14,392 million). In Japan, ORIX continued to restrain new loans in the card loan business, but corporate loans, including non-recourse loans, expanded, bringing an overall rise in new loans added in Japan of 46%. Overseas, new loans added were down 9%, principally because of a decline in the United States.

3	For recognition of interest on installment loans, see Note 1 (e) on page 79, for other information on installment loans, see Note 6 on page 90, and for securitization, see Note 9 on page 95. For information on investment securities, including the fair value of investments, see Note 1 (i) on page 81 and Note 8 on page 92.

The balance of installment loans as of March 31, 2005 was ¥2,386,597 million ($22,224 million), up 7% from March 31, 2004. In Japan, installment loans increased 9%, owing to higher balances of loans to corporations, including non-recourse loans. In overseas operations, installment loans fell 7%, as a result of loan collection in Asia, Oceania and Europe.

We sold on securitization ¥58,184 million ($542 million) in installment loans that were treated as off-balance-sheet assets in fiscal 2005, compared to ¥9,250 million in fiscal 2004. Gains from the securitization of installment loans were recorded in interest on installment loans. The balance of installment loans treated as off-balance-sheet assets was ¥171,295 million ($1,595 million) as of March 31, 2005, compared to ¥139,509 million as of March 31, 2004.

Installment Loans			(Millions of yen)

	2004	2005	¥ Change	% Change
Interest on installment loans	¥107,490	¥125,898	¥18,408	17.1
Japan	89,295	108,706	19,411	21.7
Overseas	18,195	17,192	(1,003)	(5.5)
New loans added	¥1,124,276	¥1,545,517	¥421,241	37.5
Japan	957,646	1,394,494	436,848	45.6
Overseas	166,630	151,023	(15,607)	(9.4)
Installment loans	¥2,234,940	¥2,386,597	¥151,657	6.8
Japan	1,984,416	2,153,949	169,533	8.5
Overseas	250,524	232,648	(17,876)	(7.1)

Installment Loans by Region and Loan Type			(Millions of yen)

	2004	2005	¥ Change	% Change
Borrowers in Japan:
Consumer: Housing loans	¥504,386	¥507,250	¥2,864	0.6
Card loans	247,598	228,505	(19,093)	(7.7)
Other	54,634	75,353	20,719	37.9

Subtotal	806,618	811,108	4,490	0.6

Corporate: Real estate-related companies	310,847	369,083	58,236	18.7
Commercial and industrial companies	850,539	960,500	109,961	12.9

Subtotal	1,161,386	1,329,583	168,197	14.5

Total (Japan)	1,968,004	2,140,691	172,687	8.8

Overseas corporate, industrial and other borrowers	250,460	233,263	(17,197)	(6.9)
Loan origination costs, net	16,476	12,643	(3,833)	(23.3)

Total	¥2,234,940	¥2,386,597	¥151,657	6.8

Investment Securities

During fiscal 2005, interest on investment securities increased from fiscal 2004 in Japan and overseas. The increase in Japan was a result of an increase in the balance of investment in securities. Overseas, the balance of securities declined, but interest revenues rose as a result of increased investments in high-yield bonds in the United States.

New securities added in Japan increased 129% from the previous fiscal year, reflecting new investments accompanying the replacement of some of the assets in the life insurance operations. Overseas, however, new securities investments in the United States declined, leading to a drop of 35% in new securities added in overseas operations. Overall, new securities added* were up 100% from fiscal 2004, to ¥244,600 million ($2,278 million).

*	Trading securities are not included in new securities added.

The balance of investment securities as of March 31, 2005 was ¥589,271 million ($5,487 million), representing an increase of 7% from March 31, 2004. Although the balance of investment securities in overseas operations declined because of the sale and resecuritization of CMBS and other factors, the balance of investment securities in the life insurance operations in Japan increased.

We sold on securitization ¥24,760 million ($231 million) of investment securities in overseas operations that were treated as off-balance-sheet assets in fiscal 2005. Gains from the securitization of investment securities of ¥6,528 million ($61 million) were recorded as gains on investment securities in fiscal 2005. The balance of investment securities treated as off-balance-sheet assets amounted to ¥24,760 million ($231 million) as of March 31, 2005. No such securitizations were made in fiscal 2004.

Investment Securities			(Millions of yen)

	2004	2005	¥ Change	% Change
Interest on investment securities	¥9,254	¥10,137	¥883	9.5
Japan	885	1,181	296	33.4
Overseas	8,369	8,956	587	7.0
New securities added	¥122,066	¥244,600	¥122,534	100.4
Japan	100,912	230,810	129,898	128.7
Overseas	21,154	13,790	(7,364)	(34.8)
Investment in securities	¥551,928	¥589,271	¥37,343	6.8
Japan	399,463	467,562	68,099	17.0
Overseas	152,465	121,709	(30,756)	(20.2)

Investment in Securities by Security Type			(Millions of yen)

	2004	2005	¥ Change	% Change
Trading securities	¥26,354	¥47,784	¥21,430	81.3
Available-for-sale securities	386,797	390,542	3,745	1.0
Other securities	138,777	150,945	12,168	8.8

Total	¥551,928	¥589,271	¥37,343	6.8

 Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities increased 30%, to ¥33,906 million ($316 million). Brokerage commissions increased 14% due primarily to increased activity in the Japanese stock market, while net gains on investment securities increased 33% due primarily to increased net gains on venture capital operations in Japan and from securitization and securities investments in the United States.

Brokerage Commissions and Net Gains on Investment Securities			(Millions of yen)

	2004	2005	¥ Change	% Change
Brokerage commissions	¥3,967	¥4,516	¥549	13.8
Net gains on investment securities	22,058	29,390	7,332	33.2

Total	¥26,025	¥33,906	¥7,881	30.3

 Life Insurance Premiums and Related Investment Income4

Life insurance premiums and related investment income increased 2%, to ¥137,004 million ($1,276 million) in fiscal 2005 compared to fiscal 2004. Life insurance premiums increased by 5%, due primarily to increased sales of new contracts. Life insurance-related investment income decreased 24% in fiscal 2005 due primarily to lower interest on loans.

Life Insurance Premiums and Related Investment Income			(Millions of yen)

	2004	2005	¥ Change	% Change
Life insurance premiums	¥119,458	¥125,806	¥6,348	5.3
Life insurance-related investment income	14,696	11,198	(3,498)	(23.8)

Total	¥134,154	¥137,004	¥2,850	2.1

Balance of Investments by ORIX Life Insurance			(Millions of yen)

	2004	2005	¥ Change	% Change
Fixed income securities	¥193,384	¥230,221	¥36,837	19.0
Marketable equity securities	238	2,079	1,841	773.5
Other securities	38,187	41,336	3,149	8.2

Total investment in securities	231,809	273,636	41,827	18.0
Installment loans and other investments	350,664	293,387	(57,277)	(16.3)

Total	¥582,473	¥567,023	¥(15,450)	(2.7)

Breakdown of Life Insurance-Related Investment Income			(Millions of yen)

	2004	2005	¥ Change	% Change
Life insurance-related investment income	¥14,696	¥11,198	¥(3,498)	(23.8)
Net gains on investment securities	(589)	(36)	553	(93.9)
Interest on loans and investment securities, and others	15,285	11,234	(4,051)	(26.5)

4	Assets related to life insurance operations include assets that are recorded on our consolidated balance sheets as investment in direct financing leases, installment loans, and investment in securities. Revenues from these assets are included in life insurance-related investment income. For information on life insurance costs, see Note 21 on page 117.

‘ Real Estate Sales5

Real estate sales in fiscal 2005 increased 26%, to ¥123,162 million ($1,147 million). While there was a reduction in the number of condominiums sold to buyers and many of the residential condominiums developed through certain joint ventures were accounted for by the equity method and were included as a net of revenues and selling costs in equity in net income of affiliates, the revenues associated with the sale of office buildings and other real estate developments made a contribution. The revenues from the aforementioned joint ventures were ¥12,464 million ($116 million).

Breakdown of Real Estate Sales				(Millions of yen	)

	2004	2005	¥ Change	% Change
Residential condominiums	¥98,034	¥73,593	¥(24,441)	(24.9)
Commercial properties	—	49,569	49,569	—

Total	¥98,034	¥123,162	¥25,128	25.6

’ Gains on Sales of Real Estate under Operating Leases6

Gains on sales of real estate under operating leases decreased 83% to ¥1,554 million ($14 million), due to lower revenues associated with the sales of rental purpose office buildings and other real estate and reclassification of those sales to discontinued operations. Overseas, all such transactions were considered discontinued operations.

Breakdown of Gains on Sales of Real Estate under Operating Leases

Continuing Operations			(Millions of yen)

	2004	2005	¥ Change	% Change
Gains on sales of real estate under operating leases	¥9,116	¥1,554	¥(7,562)	(83.0)
Japan	8,871	1,554	(7,317)	(82.5)
Overseas	245	—	(245)	—

Discontinued Operations			(Millions of yen)

	2004	2005	¥ Change	% Change
Discontinued operations	¥3,747	¥9,964	¥6,217	165.9

“ Transportation Revenues

Transportation revenues were ¥55,339 million ($515 million) in fiscal 2005. Revenues associated with the operations of Footwork Express, which is undergoing corporate rehabilitation have been included as a separate line item called transportation revenues in fiscal 2005. Although the acquisition of the company occurred in December 2003, transportation revenues were recorded from January 2004, however, revenues were not recorded in our consolidated statements of income in fiscal 2004 due to the recording of income on a three-month lag basis as permitted under U.S. GAAP.

In addition, ORIX’s share in Footwork Express was reduced in December 2004 due to an increase in capital whereby the substantive participating rights of minority shareholders were increased. As a result, ORIX no longer has a controlling financial interest in the company and accounted for this

5	Real estate sales is a new line item from fiscal 2005 and includes revenues from the sales of residential condominiums, which were previously included as residential condominium sales, and revenues from office buildings and other real estate developments occurring from fiscal 2005. Revenues from office buildings and other real estate developments that were sold in fiscal 2005 amounted to ¥49,569 million ($462 million).
6	Gains recognized under this item include gains from real estate under operating leases with a continuing involvement, such as sales to the ORIX J-REIT, which is managed by a wholly-owned subsidiary.

company as an equity method affiliate at the end of the fiscal year ended March 31, 2005. Based on a three-month lag basis in reporting continuously, ORIX will record its proportionate share of net income or loss of the company by the equity method from the fiscal year ending March 31, 2006 instead of recording transportation revenues and costs of transportation revenues.

Transportation Revenues			(Millions of yen)

	2004	2005	¥ Change	% Change
Transportation revenues	¥—	¥55,339	¥55,339	—

” Other Operations7

Other operating revenues in fiscal 2005 increased 44%, to ¥134,628 million ($1,254 million). In Japan, revenues from integrated facilities management operations and fee businesses, including servicing fees and arrangement fees, expanded. In addition, companies in which ORIX has invested as part of its corporate rehabilitation business in the second half of fiscal 2004 and during fiscal 2005 contributed to revenues, with revenues from these sources growing 49% from the previous fiscal year. Revenues from the corporate rehabilitation business include those of companies involved in hotel operations, sales of sporting goods and sports apparel manufacturing. Investments in these companies were made with the aim of realizing future capital gains, and their revenues have been included because these companies have come within the scope of consolidation. Overseas, there were no major changes from the previous fiscal year and revenues increased 3%.

New assets added for other operating transactions* were down 30%, to ¥129,604 million ($1,207 million) from the previous fiscal year, mainly reflecting a drop in new investments in residential condominium development projects.

*	Other operating transactions include real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets increased 15%, to ¥82,651 million ($770 million), due primarily to investments made in connection with our corporate rehabilitation business.

Other Operations			(Millions of yen)

	2004	2005	¥ Change	% Change
Other operating revenues	¥93,638	¥134,628	¥40,990	43.8
Japan	83,283	123,942	40,659	48.8
Overseas	10,355	10,686	331	3.2
New assets added	¥186,265	¥129,604	¥(56,661)	(30.4)
Japan	186,203	127,645	(58,558)	(31.4)
Overseas	62	1,959	1,897	3,059.7
Other operating assets	¥72,049	¥82,651	¥10,602	14.7
Japan	64,993	75,156	10,163	15.6
Overseas	7,056	7,495	439	6.2

7	For details of other operations, see Note 22 on page 117.

(2) Expenses

Œ	Interest Expense

Interest expense was down 6% from the previous fiscal year, to ¥56,562 million ($527 million), due primarily to the lower average debt levels overseas and the appreciation of the yen against the dollar.

	Costs of Operating Leases

Costs of operating leases increased 3%, to ¥124,658 million ($1,161 million), due primarily to the increase in operating lease assets compared to fiscal 2004.

Costs of operating leases included depreciation and costs related to operating leases from fiscal 2005 (Please refer to page 45 for operating leases).

Ž	Life Insurance Costs

In line with the increase in life insurance premiums, life insurance costs in fiscal 2005 rose 3%, to ¥122,896 million ($1,144 million).

	Costs of Real Estate Sales

Costs of real estate sales for fiscal 2005 increased 28%, to ¥113,830 million ($1,060 million). Due primarily to the recording of advertising costs in fiscal 2005 for real estate to be transferred to buyers in fiscal 2006 and thereafter, the percentage increase in real estate costs was higher than the percentage rise in real estate sales.

	Costs of Transportation Revenues

Costs of transportation revenues were ¥46,594 million ($434 million) and correspond to transportation revenues.

‘	Other Operating Expenses

Along with the rise in other operating income, other operating expenses increased 58%, to ¥82,833 million ($771 million).

’	Selling, General and Administrative Expenses

Selling, general and administrative expenses were up 12%, to ¥181,620 million ($1,692 million) due to the costs associated with an increase in consolidated companies in the second half of fiscal 2004, which were included from the beginning of fiscal 2005, and the further costs associated with the increase in consolidated companies in fiscal 2005.

Selling, General and Administrative Expenses			(Millions of yen)

	2004	2005	¥ Change	% Change
Personnel expenses	¥79,083	¥87,656	¥8,573	10.8
Selling expenses	25,268	29,848	4,580	18.1
Administrative expenses	53,692	59,952	6,260	11.7
Depreciation	3,792	4,164	372	9.8

Total	¥161,835	¥181,620	¥19,785	12.2

“	Provision for Doubtful Receivables and Probable Loan Losses

Provision for doubtful receivables on direct financing leases and probable loan losses in fiscal 2005 decreased 20%, to ¥39,574 million ($369 million), due primarily to a lower level of non-performing assets despite an increase in operating assets.

Provisions charged to income for doubtful receivables on direct financing leases declined 57%, to ¥5,818 million ($54 million), due primarily to a decrease in 90+ days past-due direct financing leases. The total allowance for doubtful receivables on direct financing leases at March 31, 2005 was ¥36,264 million ($338 million), 12% lower than at March 31, 2004. The ratio of this allowance to investment in direct financing leases was 2.5%, down from 2.8% in the previous fiscal year.

Provisions charged to income for probable loan losses on installment loans not covered by FASB Statement No. 1148 decreased 21%, to ¥15,937 million ($148 million), owing to a decline in 90+ days past-due installment loans. The ratio of the allowance for probable loan losses to outstanding loans was 1.9%, down from 2.2% in the previous fiscal year.

The balance of loans considered impaired under the definition of FASB Statement No. 114 declined 8%, to ¥86,021 million ($801 million), reflecting charge-offs and collection of loans. Although impaired loans requiring a valuation allowance declined 6% from March 31, 2004, provisions were increased 11%, to ¥17,819 million ($166 million), accompanying the acceleration of the disposal of non-performing assets by selling certain loans. The allowance at March 31, 2005 was ¥35,150 million ($327 million), 10% lower compared to March 31, 2004.

90+ Days Past-Due Direct Financing Leases and Loans Not Covered by FASB Statement No. 114		(Millions of yen)

	2004	2005	¥ Change	% Change
90+ days past-due direct financing leases	¥36,568	¥25,733	¥(10,835)	(29.6)
90+ days past-due loans not covered by FASB Statement No. 114	43,176	26,945	(16,231)	(37.6)

Loans Considered Impaired under FASB Statement No. 114		(Millions of yen)

	2004	2005	¥ Change	% Change
Impaired loans	¥93,542	¥86,021	¥(7,521)	(8.0)
Impaired loans requiring a valuation allowance	72,033	67,745	(4,288)	(6.0)
Valuation allowance	39,187	35,150	(4,037)	(10.3)

8	For further information on FASB Statement No. 114, see Note 7 on page 91.

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses[9]			(Millions of yen)

	2004	2005	¥ Change	% Change
Beginning balance	¥133,146	¥128,020	¥(5,126)	(3.8)
Direct financing leases	42,588	41,008	(1,580)	(3.7)
Loans not covered by FASB 114	54,485	47,825	(6,660)	(12.2)
FASB 114 impaired loans	36,073	39,187	3,114	8.6
Provisions charged to income	¥49,592	¥39,574	¥(10,018)	(20.2)
Direct financing leases	13,397	5,818	(7,579)	(56.6)
Loans not covered by FASB 114	20,118	15,937	(4,181)	(20.8)
FASB 114 impaired loans	16,077	17,819	1,742	10.8
Charge-offs, net of recoveries	¥(52,579)	¥(52,650)	¥(71)	0.1
Direct financing leases	(13,921)	(10,678)	3,243	(23.3)
Loans not covered by FASB 114	(25,970)	(20,163)	5,807	(22.4)
FASB 114 impaired loans	(12,688)	(21,809)	(9,121)	71.9
Other*	¥(2,139)	¥306	¥2,445	—
Direct financing leases	(1,056)	116	1,172	—
Loans not covered by FASB 114	(808)	237	1,045	—
FASB 114 impaired loans	(275)	(47)	228	(82.9)
Ending balance	¥128,020	¥115,250	¥(12,770)	(10.0)
Direct financing leases	41,008	36,264	(4,744)	(11.6)
Loans not covered by FASB 114	47,825	43,836	(3,989)	(8.3)
FASB 114 impaired loans	39,187	35,150	(4,037)	(10.3)

*	Other includes foreign currency translation adjustments and the effect of acquisitions.

Operating Assets			(Millions of yen)

	2004	2005	¥ Change	% Change
Investment in direct financing leases	¥1,453,575	¥1,451,574	¥(2,001)	(0.1)
Installment loans:
Loans not covered by FASB 114	2,141,398	2,300,576	159,178	7.4
FASB 114 impaired loans	93,542	86,021	(7,521)	(8.0)

Total	¥2,234,940	¥2,386,597	¥151,657	6.8

” Write-downs of Long-Lived Assets10

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reviewed the expected future cash flows of certain long-lived assets in Japan and overseas in fiscal 2005 such as golf courses, hotels, rental condominiums, corporate dormitories, office buildings, and commercial facilities. We made write-downs of ¥11,713 million ($109 million) in fiscal 2005, 5% lower than the write-downs of ¥12,345 million in the previous fiscal year. The majority of the write-downs in fiscal 2005 were associated with a building in Japan that was reclassified from office facilities to rental purpose after it was decided that the building would be rebuilt. The building was tested for impairment, at which time we recognized losses of ¥7,705 million ($72 million). We also recognized impairment losses of ¥1,879 million ($17 million) on rental real estate in The Americas.

•	Write-downs of Securities[11]

While we made some write-downs of securities for venture capital investments and certain securities investments in The Americas, the improvement in the stock and bond markets resulted in a decline of 6% in such write-downs, from ¥5,240 million in fiscal 2004 to ¥4,930 million ($46 million) in fiscal 2005.

9	For segment information on the allowance for doubtful receivables and probable loan losses, see Note 30 on page 126.
10	For further information on write-downs of long-lived assets, please refer to Note 1 (h) on page 81 and note 23 on page 117.
11	For further information on write-downs of securities, see Note 1 (i) on page 81.

(3) Equity in Net Income (Loss) of Affiliates and Gains (Losses) on Sales of Affiliates12

Equity in net income of affiliates rose 12%, from ¥17,924 million in fiscal 2004 to ¥20,043 million ($187 million) in fiscal 2005, owing to increased contribution from affiliates in Japan. Gains on sales of affiliates were ¥3,347 million ($31 million) in fiscal 2005 due primarily to the sale of Aozora Card Co., Ltd., compared with net losses of ¥542 million in fiscal 2004.

(4) Provision for Income Taxes

Provision for income taxes in fiscal 2005 was ¥68,826 million ($641 million) compared to ¥51,444 million in the previous fiscal year, because of the increase in income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes. Income taxes include a deferred tax liability for the undistributed earnings of certain overseas subsidiaries that will not be reinvested.

(5) Discontinued Operations13

Income from discontinued operations, net of applicable tax effect, was ¥5,975 million ($56 million) in fiscal 2005 due to sales of real estate under operating leases without continuing involvements. As a result of the application of FASB Statement No. 144, income received from rental real estate properties that have been classified as discontinued operations that were sold or are intended to be sold have been reported separately from continuing operations.

(6) Net Income

Operating income rose 55%, to ¥130,957 million ($1,219 million), and income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes was up 51%, to ¥154,347 million ($1,437 million). Net income climbed 69%, to ¥91,496 million ($852 million). Diluted net income per share was up 67%, to ¥1,002.18 ($9.33).

12	For further information on equity in net income (loss) of affiliates and gains (losses) on sales of affiliates, see Note 11 on page 99.
13	For discussion on discontinued operations, see Note 24 on page 119.

3 . Cash Flows

Cash and cash equivalents in fiscal 2005 decreased by ¥6,855 million, to ¥145,380 million ($1,354 million), due mainly to outflows associated with increases of lease equipment and installment loans made to customers and inflows from securitization and debt.

Cash flows from operating activities decreased to ¥126,467 million ($1,178 million) in fiscal 2005, compared to ¥152,812 million in fiscal 2004 due mainly to inflows associated with the increase in net income and increase in deposits from lessees, which offset the outflows associated with the decrease in policy liabilities related to the payments corresponding to the maturity of single premium endowment insurance and increase in trading securities.

Cash flows from investing activities was ¥408,004 million ($3,799 million) of outflows in fiscal 2005, while net cash provided by investing activities was ¥123,978 million of inflows in fiscal 2004. This was due primarily to the increase in installment loans made to customers as a result of the expansion of loans to corporate customers, including non-recourse loans, as well as the increase in purchases of available-for-sale securities.

Cash flows from financing activities were ¥274,343 million ($2,555 million) of inflows in fiscal 2005, an increase of ¥602,627 million compared to fiscal 2004, due primarily to the increase in debt as a result of the increase in operating assets.

FUNDING AND LIQUIDITY

(1) Funding Strategy

ORIX has continued to diversify its funding methods and sources over the years to maintain stable access to funding and reduce its interest expense. In addition, we flexibly adjust our funding structure in response to changing market environments and seek to consistently monitor risks associated with fluctuations in interest rates and liquidity levels to promptly adjust to changes in the financial environment and sustain low-cost, smooth funding operations at all times.

(2) Balance of Borrowings from Financial Institutions and the Capital Markets

ORIX’s funding includes borrowings from financial institutions and direct fund procurement from capital markets. Our diverse borrowing sources include city banks, trust banks, regional banks, agriculture-related financial institutions, life insurance companies, casualty insurance companies, and foreign banks. As of March 31, 2005, ORIX had borrowings from approximately 200 such institutions. We procure funds directly from capital markets through issues of straight bonds, commercial paper (CP), and medium-term notes (MTNs) as well as through the securitization of lease and other receivables, and the issuance of equity and other equity-related financial instruments.

To facilitate funding operations, we have obtained credit ratings for our bonds and other capital market funding instruments from two Japanese rating agencies. As of May 31, 2005, ORIX’s domestically issued straight bonds and a euro MTN program have been assigned A+ ratings by both Rating and Investment Information Inc. (R&I) and Japan Credit Rating Agency, Ltd. (JCR). ORIX’s domestic CP is rated a-1 by R&I and J-1 by JCR. Standard & Poor’s has assigned ORIX a rating of BBB+ and Moody’s Investors Service, a rating of Baa3. On May 16, 2005, Moody’s announced that it had placed the Baa3 ratings on review for possible upgrade.

The percentage of funds raised directly from capital markets (excluding off-balance-sheet sources) at March 31, 2005, was 47%, the same as at the end of the previous fiscal year. We adjust the ratios of funding from financial institutions and capital markets flexibly in view of market conditions and seek to consistently maintain an optimal funding structure.

(3) Initiatives to Diversify Funding Sources

As financial deregulation continues to proceed in Japan, we are diversifying our funding by continually seeking out and developing new fund-raising methods. Moreover, we are working to expand our investor base to further diversify and enhance the stability of our funding operations.

The prohibition on the issuance of CP by financial companies in Japan was eliminated in June 1993. In April 1998, additional deregulation made it possible to sell CP directly to investors without going through brokers. ORIX has worked to increase the number of investors to whom it sells CP directly, and its investor base for CP includes asset management companies, life and casualty insurance companies, regional banks, agricultural-related financial institutions, and other types of companies.

ORIX’s outstanding balance of CP on a consolidated basis, as of March 31, 2005, was ¥528,880 million ($4,925 million), versus ¥420,280 million at the end of the previous fiscal year. Also, as of March 31, 2005, the balance of ORIX’s CP issued directly to investors accounted for 77% of the Company’s CP issued in Japan. In addition, beginning March 31, 2003, paperless (electronic) CP transactions were introduced into Japan, and ORIX made the first offering in Japan of electronic CP on the same day.

Moreover, in February 2004, ORIX made the first public offering in Japan of electronic CP to small and medium-sized enterprises (SMEs), with the objectives of diversifying its funding sources and enlarging its base of investors. Going forward, we plan to continue to issue electronic CP to broaden our investor base and promote the creation of more efficient and broad-based primary and secondary CP markets, while working to control the risks associated with settlement and clearance. At the end of fiscal 2005, all of ORIX’s outstanding CP issued in Japan was electronic CP.

Along with the expansion of the bond market in Japan, we have actively issued yen-denominated unsecured straight bonds in the Japanese market. To further diversify funding methods and broaden its investor base, ORIX separately issues bonds that are primarily for institutional investors and bonds that are primarily for individual investors.

The balance of straight bonds issued by ORIX (including private placements) held by institutional investors in Japan was ¥388,000 million ($3,613 million) at March 31, 2005, versus ¥378,000 million at the end of the previous fiscal year. Individual investors owned ¥430,000 million ($4,004 million) of ORIX’s straight bonds at March 31, 2005, and ¥365,000 million at the previous fiscal year-end.

In January 1992, ORIX became the first company in Japan to securitize lease receivables. Since that time, we have actively used asset securitization in Japan and overseas. As of March 31, 2005, the outstanding balance of securitized assets, including such assets as leasing and loan assets, stood at ¥436,241 million ($4,062 million) on a consolidated basis. Of this total, the portion accounted for as off-balance sheet assets was ¥375,960 million ($3,501 million).

In our overseas funding operations, our subsidiaries borrow from local markets, and we have increased the diversity of funding methods through such measures as issuing MTNs. ORIX and five overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $5 billion. Euro MTN issuance is determined based on the funding needs of overseas subsidiaries under the supervision of ORIX’s Treasury Department in Tokyo. As of March 31, 2005, the outstanding balance of ORIX’s MTNs was ¥113,775 million ($1,059 million).

In September 1998, ORIX listed its shares on the New York Stock Exchange (NYSE). In October 1999, ORIX became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the Securities & Exchange Commission (SEC) and listed on the NYSE. At that time, ORIX issued 3.3 million new shares and ¥40 billion (principal amount) in yen-denominated convertible bonds due 2005. In December 2001, ORIX made another overseas dual offering of new shares and yen-denominated convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007. The full amount of the ¥40 billion in convertible bonds issued in 1999 has been converted.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes™ with stock acquisition rights, due June 14, 2022 (with a par value of $1,022 million), thereby procuring $400 million. These notes include a contingent conversion provision that effectively makes conversion more difficult. This issue was the first of its kind by a Japanese company. These securities were included in the calculation of diluted earnings per share from the third quarter of fiscal 2005.

In October 2003, we filed a universal shelf registration statement with the SEC on Form F-3, permitting offerings in the United States of up to an aggregate maximum offering price of $500 million or the equivalent in foreign denominated currency or currency units of senior debt securities, subordinated debt securities, warrants, common stock, preferred stock, and American Depositary Shares (ADSs).

(4) Liquidity

ORIX manages its liquidity by monitoring the schedule for maturities of assets and liabilities and raises funds as needed from financial institutions and capital markets in Japan and overseas. Funds raised are used efficiently to acquire new assets or to meet obligations for the repayment of liabilities. ORIX raises the funds it requires while monitoring both operating cash needs and the inflow and outflow of funds.

To sustain a high level of liquidity, ORIX has secured committed credit lines with a number of financial institutions. Total committed credit lines for ORIX and its subsidiaries were ¥895,805 million ($8,342 million) at March 31, 2005, and ¥875,797 million at the end of the previous fiscal year. Of these lines, ¥795,935 million ($7,412 million) were available at March 31, 2005, versus ¥765,608 million at the end of the previous fiscal year. These committed credit lines included global committed credit lines for major overseas subsidiaries totaling ¥65,808 million ($613 million), with ¥51,552 million ($480 million) available at March 31, 2005.

RISK MANAGEMENT

We consider management of a variety of risks essential to conducting our businesses and to increasing our corporate value. Accordingly, through the development of a credible information network we have designed our risk management system in a manner that permits us to identify, measure, analyze and evaluate our risks, and to set appropriate policies and limits to manage and hedge such risks. We attempt to control these risks by utilizing a risk management system that manages both overall risk as well as specific risks associated with individual transactions, businesses and overseas geographical regions.

1. New Components of Risk Management

As part of our efforts to improve profitability, in recent years we have developed new business lines, such as real estate-related businesses and investment banking-related businesses, in addition to our traditional businesses, such as leasing and lending, which are in essence the provision of debt finance. In order to more effectively allocate management resources in light of our diversified business models and the consequent changes in our risk profiles, we are incorporating new components into our risk management system, focusing in particular on the strengthening of risk monitoring.

Risk is monitored for each business and for each type of risk. Our monitoring includes details of where capital is used, comparisons of performance with basic guidelines, analysis of changes over time and deviation from initial plans, and evaluation of profitability with respect to risk capital. Based on individual risks, the monitoring also includes progress reports on particular projects and investments, including the status of exit strategies, comprehensive comparative analyses of projections and actual performance, and analyses of changes over time in important targets. The results of our monitoring are reported to top management on a quarterly basis and are part of the fundamental data used to make strategic decisions and allocate capital to various businesses.

In order to measure risk, different methods have been adopted in accordance with the characteristics of the assets and operations associated with each business. We make changes in the methods used to measure risk as a result of changes in business models or the business environment.

2. Risk Assessment

ORIX’s business activities involve various risk factors, and the principal risks vary for each business line. We discuss below the systems and functions of our risk assessment and the features of our risk assessment and monitoring in accordance with the characteristics of individual businesses.

(1) Systems and Functions Supporting Risk Assessment

Our risk management system comprises four principal levels. The first level consists of the sales and marketing departments. Our sales and marketing staff are responsible for a range of risk management functions, including implementing an initial credit analysis and evaluation with respect to potential transactions, and monitoring risks and managing and collecting problem assets with respect to originated transactions.

At the second level, we have four specialized groups responsible for risk management, consisting principally of the Risk Management Headquarters, which is responsible for evaluating and monitoring transactions proposed by our sales and marketing departments and for monitoring operating assets and quantifying risk, the Treasury Department, which is in charge of risk related to procurement of funds, the Legal Department, which is in charge of legal risk, and the Compliance Department, which promotes compliance.

The third level of our risk management system is our Investment and Credit Committee, or ICC, which comprises top management, including the CEO, COO, CFO and the executive officer in charge of investment and credit. The ICC meets on average three times a month primarily to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

Our monthly strategy meetings add a fourth level to our risk management system. These meetings perform a particularly important role in the monitoring and control of the various businesses in which we are involved. Separate meetings are held by top management with the executives in charge of individual departments or business units to discuss matters such as the state of achievement of targets and changes in the business environment. Matters considered vitally important to our operations are decided on by the ICC and reported to the board of directors as appropriate.

(2) Risk Management of Direct Financing Leases and Installment Loans

The principal risk in direct financing leases and installment loans is the credit risk associated with the customer and its business. Risk management in this field consists of three elements: (i) credit evaluation for each transaction, (ii) implementation of corrective actions for the management of problem assets and (iii) portfolio management. Our direct financing lease and installment loan businesses are mainly conducted in our Corporate Financial Services segment, The Americas segment and the Asia, Oceania and Europe segment.

Credit Evaluation for Each Transaction

Staff members in ORIX’s sales and marketing departments are authorized to approve individual credit transactions within specific limits, which include both existing and potential new credit, based on the seniority of the relevant staff member. If a proposed transaction exceeds such limits, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the ICC for approval. In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit analysis and evaluation based on the relevant customer’s financial position, transactional performance and potential cash flow. The analysis and evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction.

The Risk Management Headquarters regularly conducts by-country, by-region and by-industry evaluations to minimize exposure to potentially high-risk markets.

Corrective Actions for the Management of Problem Assets

Our Risk Management Headquarters obtains information on bankruptcies, dishonored bills and corporate performance from a number of credit data banks on a daily basis. This information is entered into a central database, which is used to prepare industry analysis reports and warning reports that are provided to relevant sales and marketing departments to keep them current on the condition of important customers. In cases where concerns associated with certain industries or customers arise, we take measures that may include freezing the extension of new credit, or reducing our existing exposure, with respect to the industry or customer in question.

Preliminary reports on problem assets are prepared and delivered to the Receivables Administration Office and top management depending on the size of the asset and all pertinent data on such problem assets are entered into our proprietary database. Our sales and marketing departments work together with our Receivables Administration Office to maintain accurate records of delinquencies and to collect individual problem assets. Collection progress is reported to different levels of management depending on the size of the asset. Furthermore, our sales and marketing departments make regular reports to top management on the amount and expected recovery of individual non-performing assets exceeding specified amounts. In addition, our Receivables Administration Office carries out a detailed analysis of all problem assets reported each month and on the conditions of those assets, and reports this analysis to top management and related departments monthly.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of non-performing assets, our Receivables Administration Office takes immediate action, in cooperation with the relevant sales and marketing departments, to take steps to secure collateral or other guarantees and to begin the collection process. The Receivables Administration Office plays an important role in the collection process by drawing on its accumulated experience in collections and, working closely with the sales and marketing departments, providing such departments with appropriate guidance, beginning with early first notices and extending to compulsory legal measures including seizure of collateral pledged against the exposure and other assets.

Portfolio Management

In addition to the risks inherent in each individual credit extension and transaction, our Risk Management Headquarters regularly manages the credit risks associated with portfolios of assets. For example, both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category by industry and by type of collateral or guarantee. We also monitor the state of concentration of specific customers and industries.

We further classify and manage overseas asset portfolios by region, country, transactional currency and other characteristics. Assessments of each of our subsidiaries’ asset quality and other information are reported regularly to top management.

(3) Risk Management of Operating Leases

A principal risk relating to operating leases in addition to credit risk is the risk of fluctuation of residual value of the leased property. Credit risk management is discussed above. Here we discuss managing the risk of fluctuation of residual value of the leased item, which is a characteristic of operating leases. Operating leases are mainly located in the Rental Operations segment, Automobile Operations segment and portions of the Asia, Oceania and Europe segment.

Residual Value Risk Management

In order to control fluctuations in residual value, we monitor inventories of leased items, market environments and the overall business environment.

Some operating lease items such as ships or aircraft are classified as long-lived assets, but may only be leased out for a few years and we bear the residual value risk for these items. We primarily limit our ship operating leases to general purpose ships that are relatively easier to repossess and re-lease. We finance larger ships that may have specific uses, but do not own them, as we do in the case of operating leases. For aircraft, as a rule, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and easy to lease. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

(4) Risk Management of Real Estate-Related Businesses

The activities of our real estate-related operations consist principally of the development of residential condominiums, the development and leasing of commercial real estate, as well as the operation of hotels, golf courses and a training facility, and financing operations for these real estate-related businesses. To accompany the expansion of our real estate-related businesses, we have attempted to create a comprehensive system within the ORIX Group to analyze and evaluate various real estate-related transactions. This business is handled mainly by the Real Estate-Related Finance segment and Real Estate segment.

We attempt to control or mitigate risks associated with our real estate-related businesses by drawing on what we believe are our strengths in the following areas.

Experience in Real Estate Operations: We have many years of experience in real estate operations. We believe we have accumulated expertise in evaluating the cash flows of office buildings, commercial buildings and other types of real estate, as well as in articulating the risks and opportunities inherent in real estate operations.

Real Estate Evaluation Specialists: We are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialists working in the Real Estate Appraisal Group of our Risk Management Headquarters. This group includes a total of 21 certified real estate appraisers and assistant real estate appraisers. In addition, the Construction Management Section of ORIX Real Estate includes 13 certified Class I architects.

Credit Evaluation Experience: We believe that we have accumulated substantial know-how in evaluating the credit of prospective tenants, general contractors and other related parties.

Access to Information: We have the ability to obtain detailed information relating to various aspects of real estate due to the know-how of subsidiaries that specialize in property management and due diligence with first-hand access to such information.

Specialist Cooperation: We believe that we can make quick real estate-related investment decisions because our management structure facilitates close cooperation among a number of our specialist groups, including those responsible for legal, accounting, tax and compliance issues.

Real estate-related business matters are decided by the ICC, which ascertains various risks including reputation risk, taking into account the opinions and valuations of specialized departments based on a number of indices for measuring profitability.

Our real estate portfolios are reported regularly to top management at their monthly strategy meetings and to the ICC, and management is based on factors such as the structure of the transaction, type of property and location.

In real estate-related business transactions, a heavy emphasis is placed on the monitoring of business strategies and schedules. When changes in plan or fluctuations in revenues or schedules are observed, the business strategy is reevaluated. The evaluation of performance during regular monitoring is also used as an element in the calculation of risk capital.

Additionally, by monitoring risk according to the characteristics of each business in addition to comparing initial projections and actual performance, we work toward controlling or reducing risk. Examples of factors we monitor are, in the case of our non-recourse loan business, the loan-to-value, or LTV, spread or subordination ratio; in the case of our residential condominium business, the completed inventory, sales period and profit margin; and in the case of our development, leasing and management operations, the schedule, holding period and profits.

(5) Risk Management of Investment Operations

ORIX is involved in the expansion of its investment operations such as private equity investment, venture capital investment, and corporate rehabilitation business. These businesses are located primarily in the Other segment.

In order for us to ensure that the checks and balances in our operations are more effective, we examine new business transactions from perspectives different from those traditionally employed in credit evaluations. For example, we may consider the overall viability of a particular business along with its investment and financing scheme. In order to examine new business transactions from different perspectives, we make use of our accounting, tax, and legal specialists for risk analysis and asset evaluations.

In our investment operations we believe that monitoring of business strategy and schedule is an important element of risk management. We reexamine our business strategy when we identify changes in factors such as investment strategies and value-enhancing events, or fluctuations in revenues and schedules. Performance evaluation by monitoring is also used as an element in the calculation of risk capital.

Regular reports on our portfolio of investments are made to the monthly strategy meetings and the ICC. We use a system whereby changes in distributions in assets and risk capital are identified and analyzed according to different categories, by exit strategy, by transaction period, by transaction balance, by industry, by country, and by investment share, thereby helping us to control and reduce risk.

(6) Risk Management of Investment in Securities

Stock and Bond Valuation Loss Risk Management

Our sales and marketing departments in Japan and Group companies in Japan and overseas that make investments in the equity or debt securities of other companies, along with our Risk Management Headquarters in Tokyo, monitor market trends and the condition of those companies which allows for a quick response to mitigate market risks associated with those investments. A substantial portion of the marketable equity securities we hold consists of those held to maintain our business relationships in Japan. As with general credit risk management, our sales and marketing departments monitor the market environment, operating results and financial condition of the companies in which we invest, and our Risk Management Headquarters provides credit information and industry analysis reports to our sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the probability of companies defaulting on their obligations, our Risk Management Headquarters makes monthly recommendations, which may include the sale of securities or the conduct of more detailed analysis of particular companies.

In connection with investment in securities by ORIX Life in Japan and ORIX USA Corporation, or OUC, in the United States, our investment departments regularly monitor interest rate policy, economic conditions, and securities and financial market trends. We also analyze on a daily basis price movements of securities, profits and losses on each investment and financial conditions of companies in which we invest and other factors. Our risk management departments review and compare daily reports against internal guidelines, and macro and microeconomic conditions, while the risk management departments verify that our guidelines are being followed properly. The investment departments take actions based on our approved guidelines for conducting sales of a security to recognize a gain, to reduce losses and to reduce positions.

(7) Risk Management Relating to Funds Procurement

Liquidity Risk Management

Liquidity risk arises from the risk that we will have insufficient funds, or be unable to access sufficient funding, to meet our business commitments or to pay back our obligations as they become due, which could result in a payment default on our borrowings. We manage liquidity risk by diversifying our funding sources, establishing committed credit lines with financial institutions and adjusting levels of short and long-term funding taking into consideration prevailing market conditions. As part of our asset-liability management, or ALM, system, we also use cash flow maps to measure and monitor liquidity risk.

Interest Rate Risk Management

ORIX implements ALM for the purpose of maintaining stability in its financial base when changes occur in the financial environment. A report concerning ALM is submitted to the monthly strategy meeting by the Treasury Department. The monthly strategy meeting provides an opportunity for top management to make prompt decisions about interest rate risk based on the financial environment and other factors.

Our principal overseas subsidiaries regularly submit reports on their respective asset-liability situations to the Treasury Department in Tokyo permitting us to manage interest rate risks of assets and liabilities denominated in each foreign currency.

We also use interest-rate swaps and caps to hedge against changes in interest rates.

Exchange Rate Risk Management

We employ foreign currency borrowings, foreign exchange forward contracts and foreign currency swap agreements to hedge risks associated with certain transactions and investments denominated in foreign currencies. Similarly, each of our overseas subsidiaries structures its liabilities to match the currency denomination of assets in its respective region. We manage certain positions involving foreign currency risk on an individual transaction basis.

Derivative Risk Management

We have established comprehensive market risk management rules for reducing market risk and maximizing profits by the appropriate management of interest and exchange rate fluctuation risk in financial markets. Based on rules for the entire ORIX Group and regulations specific to each Group company, we have established an internal control system for derivatives transactions such as interest rate swaps, foreign currency swaps, interest rate caps, forward exchange contracts, and forward rate agreements for hedging purposes, for clarifying the risks that need to be hedged with derivatives and which derivatives should be used, and for ensuring that responsibility for execution, evaluation and certain administrative tasks relating to these derivatives transactions is allocated to separate departments.

(8) Legal Risk Management

Transactional legal risk is a major type of legal risk that we face in our business. Transactional legal risk includes the risk that the contracts into which we enter contain unintended conditions, are not legally effective or cannot be carried out as stipulated in the contract, or that the transactions in which we participate involved activities that violate, or are not in strict compliance with, applicable laws. When we consider a new transaction, new product development or other new business activities, our risk management system requires an examination of these types of legal risks.

In an attempt to avoid, prevent and mitigate such legal risks, we require that our Legal Department be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our Legal Department is also involved in the process for the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers.

We monitor possible changes in the law by collecting information on proposed legal reforms, as such information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.

To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our Legal Department be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

(9) Operational Risk Management

As our business has expanded in recent years, the importance of operational risk management has increased as a significant component of overall risk management. Operational risk refers generally to the risk arising in connection with the computer networks that we use, the administrative procedures and day-to-day operational procedures that we have established and any breakdown in these networks or procedures, or the systems that support them, as well as the risk of reputational damage arising from such a breakdown. As part of operational risk management, we are attempting to further strengthen our internal control and compliance functions.

Specific steps taken by us to strengthen internal control, and manage and reduce operational risk, include evaluation and monitoring of risk by the Risk Management Headquarters, monitoring of administrative processes by the Internal Audit Department, and maintenance and improvement of internal control systems relating to financial reporting by the Internal Control Coordination Project Team and continuous upgrading of computer systems by ORIX Computer Systems.

Monitoring of business processes by the Internal Audit Department is performed by regular monitoring of compliance with internal rules and the implementation of self-evaluations based on an annual internal audit plan. ORIX evaluates its current internal controls based on these monitoring processes, and makes improvements as necessary.

Additionally, for strengthening compliance functions, the Compliance Department has distributed to all employees in Japan and higher-ranking officers in its overseas subsidiaries a compliance manual prepared in fiscal 2001. We began compliance training in fiscal 2002, and by implementing annual compliance training thereafter, employees have been trained and their awareness of the importance of compliance has increased. Based on this training compliance adherence status, an analysis can be implemented, and improvements made to construct a more effective compliance system.

CORPORATE GOVERNANCE

ORIX’s Corporate Governance Systems

(1) Basic Corporate Governance Policy

To enable the promotion of business activities in line with its basic management policy, ORIX believes it is important to build corporate governance systems that are sound and fair from the perspectives of various stakeholders.

(2) Strengthening Corporate Governance

Progress in Strengthening Corporate Governance

Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance framework with the aim of objectively determining whether its business activities are emphasizing the interests of its shareholders. In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members on its Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Nominating Committee and the Compensation Committee were established to operate as support units for the Board of Directors.

To ensure the more effective separation of roles and responsibilities between the decision-making and monitoring functions of the Board of Directors and the executive function of management, ORIX adopted a “Company with Committees” board model in June 2003, following the April 2003 implementation of revisions to the Commercial Code of Japan that permit this model. In line with the new board model, nominating, audit, and compensation committees were set up under the Board of Directors.

In June 2004, ORIX added another outside director to its Board, thus bringing the total number of outside directors to five. Including seven internal directors, the board then had a total of 12 members. From June 2005, the board structure of five outside directors and seven internal directors is being retained, and a decision was made to change the membership composition of the nominating, audit, and compensation committees by increasing the ratio of outside directors on those committees. ORIX believes changing the committees’ membership composition in this manner will promote increased management transparency and objectivity.

• Board of Directors—The Board of Directors includes 12 members, of which five are outside directors. In accordance with the Commercial Code, the Board of Directors makes decisions that are important to ORIX, supervises the operational execution activities of executive officers, and receives operational progress reports from executive officers. From April 1, 2004, through March 31, 2005, the Board of Directors met seven times. The attendance rate of directors for all seven meetings was 95%.

• Nominating Committee—The Nominating Committee has four members of which three are outside directors and one is an internal director. As stipulated in the Commercial Code, the Nominating Committee is authorized to nominate director candidates for approval at the annual general meeting of shareholders as well as to participate in the selection of executive officers. From April 1, 2004, through March 31, 2005, the Nominating Committee met four times to determine director nomination proposals and participate in the selection of executive officers. The attendance rate of directors for all four meetings was 91%.

• Audit Committee—The Audit Committee has four members, of which three are outside directors and one is an internal director. The Board of Directors decided in June 2005 to increase the number of Audit Committee members from three to four with the objective of strengthening audit capabilities.

The Audit Committee receives quarterly performance reports from the executive officer responsible for the Accounting Department, reports from the independent public accountant concerning audits, and business summary reports from the COO. It also receives internal audit report results and other reports related to internal control systems from the executive officer responsible for the Internal Audit Department, reports from its inside director who sits on the Audit Committee, and reports from executive officers on the units for which they are responsible. These reports are used to evaluate the execution of the operational duties of executive officers and the functioning of internal control systems. While receiving support for the execution of its duties from the Internal Audit Department, the Audit Committee undertakes monitoring activities with the objective of further improving and strengthening internal control systems. The Internal Audit Department reports on audit results to the Audit Committee and also operates based on instructions and requests from the Audit Committee.

The Audit Committee met six times from April 1, 2004, through March 31, 2005. The attendance rate of directors for all six meetings was 100%.

• Compensation Committee—The Compensation Committee has four members, all of which are outside directors. As stipulated in the Commercial Code, the Compensation Committee is authorized to determine policies regarding the compensation of directors and executive officers as well as the monetary remuneration of each individual director and executive officer. From April 1, 2004, through March 31, 2005, the Compensation Committee met eight times to determine policies regarding the remuneration of directors and executive officers as well as the monetary remuneration of each individual director and executive officer. The attendance rate of directors for all eight meetings was 89%.

The policies regarding the remuneration of directors and executive officers during the period from the 41st Annual General Meeting of Shareholders held on June 23, 2004, through the 42nd Annual General Meeting of Shareholders held on June 21, 2005, and the compensation of directors and executive officers during the 42nd fiscal year (from April 1, 2004, through March 31, 2005) were as follows.

Policies for Determining the Compensation of Directors and Executive Officers

ORIX’s business objective is to increase shareholder value over the long term. We believe in each director and executive officer responsibly performing his duties and in the importance of cooperation among different business units in order to achieve continued growth.

The Compensation Committee at ORIX believes that in order to accomplish such business objectives, directors, and executive officers should place emphasis not only on the performance during the current fiscal year, but also on mid- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers.

In line with this basic policy, the following policies regarding the compensation of directors and executive officers have been adopted.

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed and a component linked to medium- to long-term stock prices.

Compensation Policy for Executive Officers

The compensation policy for executive officers including those who are also directors aims for a level of compensation that is effective in maintaining business operation functions while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed component based on positions and duties performed, a performance-linked component linked to business performance in the current fiscal year, and a component linked to medium-to-long-term stock prices.

Compensation Paid to Directors and Executive Officers

	Directors		Executive Officers		Total
	Number of people	Amount paid (Millions of yen)	Number of people	Amount paid (Millions of yen)	Number of people	Amount paid (Millions of yen)
Fixed compensation	6	88	29	1,007	35	1,095
Performance-linked compensation	5	8	23	142	28	151

Total	—	96	—	1,150	—	1,246

Notes:

1.	In fiscal 2005, two new directors were elected and two directors retired, and the number of directors at the end of the fiscal year was 12. The number of directors concurrently serving as executive officers was eight, and the compensation of those eight directors is included in the executive officer compensation column.
2.	In fiscal 2005, seven new executive officers were appointed and four executive officers retired, and the number of executive officers at the end of the fiscal year was 25.
3.	The above-listed compensation figures were paid based on policies determined by the Compensation Committee.
4.	Performance-linked compensation was paid based on policies determined by the Compensation Committee during fiscal 2004.
5.	In addition to the above-listed figures, the Company provides stock options in the form of stock acquisition rights distributed free of charge.
6.	In addition to the above-listed figures, retirement bonuses totaling ¥277 million were paid based on a resolution approved at the 40th Annual General Meeting of Shareholders held on June 25, 2003.
7.	Payments of less than ¥1 million have not been included.

• Disclosure Committee—ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors. The Disclosure Committee, which plays a key role in our disclosure control, consists of executive officers who are in charge of departments such as corporate communications, accounting, treasury and internal control. Upon receiving material information from each department, the committee discusses, as needed, necessary actions to be taken to evaluate whether or not any timely disclosure is needed and to ensure appropriate and timely disclosure of such information.

Strengthening Compliance

ORIX believes that compliance is a crucial foundation for sound corporate governance and it proactively implements rigorous compliance programs. In April 1989, when we changed our name from Orient Leasing Co., Ltd., to ORIX Corporation, we introduced an ORIX Group Corporate Identity program that specified Group Ideals, Group Management Goals, and Group Action Principles. This is the conceptual root of our compliance programs.

As we neared the 21st century, we articulated three concepts in April 1998 that would characterize our identity and operations in the new century—pride, trust, and respect—thereby extending the conceptual scope of the ideals, management goals, and action principles of the corporate identity program. To foster pride, trust, and respect throughout our operations, we drafted our Corporate Action Principles and Employee Action Principles.

These concepts and principles together form the basis of EC21, which is a program designed to ensure that ORIX strives to be an “Excellent Company” in the 21st century. EC21 is the base of ORIX’s compliance system. To effectively instill the ideals articulated in EC21 throughout its operations, ORIX established units specializing in compliance promotion and, in February 2002, prepared a compliance manual. This manual includes action guidelines that explain the spirit of EC21 in concrete and specific terms. At the same time, ORIX organized training and other programs to promote greater awareness of, and more attention to, compliance among all the ORIX Group’s employees.

In fiscal 2003, ORIX began a Compliance Program containing specific compliance performance measures that continue to be drafted and implemented by officers and employees throughout the Group each year. To quickly discover compliance violations and prevent scandals before they occur, we have established “Compliance Help Line,” to which individuals can call anonymously, and prepared manual entitled Rules Related to the Compliance Help Line to help ensure the service is effective.

DIRECTORS, EXECUTIVE OFFICERS, AND GROUP EXECUTIVES

Directors

From left to right: Yukio Yanase, Hiroaki Nishina, Yasuhiko Fujiki, Yoshihiko Miyauchi, Shunsuke Takeda, Kenji Kajiwara

Masaaki Yamamoto	Tatsuya Tamura Outside Director President, Global Management Institute Inc.	Akira Miyahara Outside Director Special Advisor, Fuji Xerox Co., Ltd.

Yoshinori Yokoyama Outside Director Auditor, Industrial Revitalization Corporation of Japan Visiting Professor, Hitotsubashi University, Graduate School of International Corporate Strategy	Paul Sheard Outside Director Managing Director & Chief Economist Asia, Lehman Brothers	Hirotaka Takeuchi Outside Director Dean, Hitotsubashi University, Graduate School of International Corporate Strategy

Committees

Nominating Committee	Audit Committee	Compensation Committee
Chairman Akira Miyahara Outside Director Members Tatsuya Tamura Outside Director Paul Sheard Outside Director Yoshihiko Miyauchi Director	Chairman Yoshinori Yokoyama Outside Director Members Akira Miyahara Outside Director Hirotaka Takeuchi Outside Director Masaaki Yamamoto Director	Chairman Tatsuya Tamura Outside Director Members Yoshinori Yokoyama Outside Director Paul Sheard Outside Director Hirotaka Takeuchi Outside Director

Executive Officers	Group Executives

Representative Executive Officer,

Chairman and

Chief Executive Officer

Yoshihiko Miyauchi

Representative Executive Officer,

President and

Chief Operating Officer

Yasuhiko Fujiki

Vice Chairman and

Chief Financial Officer

Shunsuke Takeda

Deputy Presidents

Hiroaki Nishina

Real Estate Business Headquarters,

President, ORIX Real Estate Corporation

Kenji Kajiwara

Osaka Group Representative

Domestic Sales Headquarters/Osaka Head Office

Yukio Yanase

Responsible for Overseas Activities

Alternative Investment & Development Headquarters

Office of the President

Corporate Executive

Vice Presidents

Hiroshi Nakajima

Risk Management Headquarters

Receivables Administration Office

Koichiro Muta

Investment Banking, Special

Investments Group, Finance Department

II, Securitized Products Office

Takeshi Sato

Chairman, ORIX USA Corporation

Corporate Senior

Vice Presidents

Masahiro Matono

OQL Headquarters

Asset Administration Department

Masaru Hattori

Accounting Department,

Corporate Planning Office

Nobuyuki Kobayashi

Human Resources & Corporate

Administration Headquarters

Akira Fukushima

IT Business Headquarters,

President, ORIX Computer Systems Corporation,

President, ORIX Callcenter Corporation

Hiroshi Nakamura

Legal Department

Compliance Department

Internal Audit Department

Shintaro Agata

Treasury Department

Executive Officers

Kozo Endo

Office of the President

Tadao Saika

District Sales Headquarters

Hideaki Morita

Kinki (Osaka) Sales Headquarters

Eiji Mitani

Administration Center,

Tokyo Sales Headquarters

Masayuki Okamoto

Strategic Investment Planning Group

Investment Banking Headquarters

Tadao Tsuya

Corporate Planning Office

Makoto Inoue

Alternative Investment & Development

Headquarters

Haruyuki Urata

Human Resources & Corporate

Administration Headquarters

Kazuo Kojima

Real Estate Finance Headquarters

Yuki Ohshima

International Headquarters

Teruo Isogai

President, ORIX Auto Corporation

Tamio Umaki

President, ORIX Rentec Corporation

Yutaka Okazoe

Deputy President, ORIX Real Estate

Corporation

Tetsuo Matsumoto

Deputy President, ORIX Real Estate

Corporation

Izumi Mizumori

President, ORIX Life Insurance Corporation

Yoshiyuki Yoshizumi

Deputy President, ORIX Auto

Corporation

Tsutomu Matsuzaki

President, Nittetsu Lease Co., Ltd.,

Yoshiyuki Yamaya

President, ORIX Credit Corporation

(As of June 21, 2005)

The New York Stock Exchange Corporate Governance Listing Standards

Our ADRs have been listed on the New York Stock Exchange, the NYSE, since 1998. We are therefore required to comply with the NYSE’s new corporate governance listing standards, Section 303A.11, which were approved by the SEC in November 2003. As a foreign issuer, we are not required to follow several of the NYSE listing standards.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain an NYSE listing and, in accordance with Section 303A.11 of the NYSE’s Listed Company Manual, we provide a brief, general summary of such differences.

The composition of our Board of Directors and of the committees of our board differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain an NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our Board of Directors or our nominating, audit, and compensation committees. Under Japanese law, a majority of the membership on our committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our Board of Directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Five of our 12 directors are considered outside directors.

Under the Commercial Code of Japan, an outside director is a director (i) who does not execute the company’s business, (ii) who has not before executed the business of the company or its subsidiaries in the capacity of director, executive officer (shikkou-yaku), manager, or employee, and (iii) who does not execute the business of any subsidiary of the company in the capacity of director or executive officer of such subsidiary or in the capacity of manager or any other employee of the company or any of its subsidiaries.

In addition to differences in composition requirements for our board, we are not required to:

•	make publicly available one or more documents that summarize all aspects of our corporate governance guidelines or prepare a written code that states the objectives, responsibilities, and performance evaluation criteria in a manner that satisfies the NYSE’s requirements; or

•	adopt a code of business conduct and ethics for our directors, officers, and employees that addresses fully the topics necessary to satisfy the NYSE’s requirements.

FINANCIAL SECTION

TEN - YEAR SUMMARY

ORIX Corporation and Subsidiaries

	Years Ended March 31
	1996	1997	1998	1999	2000
Financial Position
Investment in Direct Financing Leases	¥1,913,836	¥2,067,616	¥2,186,022	¥1,952,842	¥1,744,953
Installment Loans	1,628,916	1,700,697	1,794,825	1,761,887	1,791,439
Investment in Operating Leases	413,419	465,737	435,066	411,156	397,576
Investment in Securities	345,935	434,488	500,449	576,206	758,381
Other Operating Assets	55,161	58,193	65,838	73,345	68,943

Operating Assets	¥4,357,267	¥4,726,731	¥4,982,200	¥4,775,436	¥4,761,292
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥(81,886)	¥(117,567)	¥(145,741)	¥(132,606)	¥(136,939)
Allowance/Investment in Direct Financing Leases and Installment Loans	2.3%	3.1%	3.7%	3.6%	3.9%
Short-Term Debt, Long-Term Debt and Deposits	¥3,986,809	¥4,217,334	¥4,628,670	¥4,274,280	¥4,010,468
Shareholders’ Equity	¥276,251	¥308,584	¥313,821	¥327,843	¥425,671
Total Assets	¥4,751,756	¥5,089,975	¥5,574,309	¥5,347,636	¥5,341,542

Revenues and Expenses
Total Revenues	¥418,997	¥472,356	¥554,713	¥639,406	¥655,823
Interest Expense	¥138,394	¥130,743	¥142,177	¥140,846	¥115,038
Selling, General and Administrative Expenses	¥61,569	¥70,902	¥79,671	¥82,395	¥90,961
Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	¥35,027	¥36,889	¥38,412	¥27,315	¥52,048
Income from Continuing Operations	¥18,003	¥19,044	¥23,731	¥25,621	¥30,642
Net Income	¥18,003	¥19,044	¥23,731	¥25,621	¥30,642
Return on Assets	0.39%	0.39%	0.45%	0.47%	0.57%
Return on Equity	7.00%	6.51%	7.63%	7.99%	8.13%
Per Share Data: (yen)
Net income (basic earnings per share)	¥231.27	¥244.64	¥305.33	¥330.43	¥385.27
Net income (diluted earnings per share)	¥231.27	¥244.64	¥305.33	¥330.43	¥377.02
Shareholders’ equity per share	¥3,548.77	¥3,964.16	¥4,041.87	¥4,232.02	¥5,199.12

Operations
Direct Financing Leases:
New receivables added	¥1,022,267	¥1,050,849	¥1,227,719	¥1,076,387	¥1,073,074
New equipment acquisitions	¥847,774	¥886,806	¥1,093,519	¥913,221	¥905,898
Installment Loans:
New loans added	¥503,627	¥593,074	¥715,030	¥706,758	¥807,477
Operating Leases:
New equipment acquisitions	¥95,802	¥92,932	¥98,566	¥92,272	¥101,020
Investment in Securities:
New securities added	¥114,199	¥135,324	¥217,225	¥302,035	¥333,249
Other Operating Transactions:
New assets added	¥26,617	¥24,336	¥35,898	¥39,733	¥70,443

Number of Employees	6,991	7,594	8,203	9,037	9,503

Millions of yen

	Years Ended March 31
	2001	2002	2003	2004	2005
Financial Position
Investment in Direct Financing Leases	¥1,657,709	¥1,658,669	¥1,572,308	¥1,453,575	¥1,451,574
Installment Loans	1,846,511	2,273,280	2,288,039	2,234,940	2,386,597
Investment in Operating Leases	451,171	474,491	529,044	536,702	619,005
Investment in Securities	942,158	861,336	677,435	551,928	589,271
Other Operating Assets	98,175	245,897	76,343	72,049	82,651

Operating Assets	¥4,995,724	¥5,513,673	¥5,143,169	¥4,849,194	¥5,129,098
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥(141,077)	¥(152,887)	¥(133,146)	¥(128,020)	¥(115,250)
Allowance/Investment in Direct Financing Leases and Installment Loans	4.0%	3.9%	3.4%	3.5%	3.0%
Short-Term Debt, Long-Term Debt and Deposits	¥4,070,545	¥4,679,566	¥4,239,514	¥3,859,180	¥4,146,322
Shareholders’ Equity	¥461,323	¥502,508	¥505,458	¥564,047	¥727,333
Total Assets	¥5,591,311	¥6,350,219	¥5,931,067	¥5,624,957	¥6,068,953

Revenues and Expenses
Total Revenues	¥624,975	¥695,089	¥718,890	¥756,670	¥916,950
Interest Expense	¥109,289	¥90,279	¥71,380	¥60,060	¥56,562
Selling, General and Administrative Expenses	¥101,156	¥126,316	¥144,271	¥161,835	¥181,620
Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	¥59,236	¥72,306	¥45.386	¥101,954	¥154,347
Income from Continuing Operations	¥34,157	¥39,706	¥24,578	¥50,510	¥85,521
Net Income	¥34,157	¥40,269	¥30,243	¥54,020	¥91,496
Return on Assets	0.62%	0.67%	0.49%	0.93%	1.56%
Return on Equity	7.70%	8.36%	6.00%	10.10%	14.17%
Per Share Data: (yen)
Net income (basic earnings per share)	¥417.77	¥489.19	¥361.44	¥645.52	¥1,087.82
Net income (diluted earnings per share)	¥400.99	¥467.11	¥340.95	¥601.46	¥1,002.18
Shareholders’ equity per share	¥5,646.11	¥6,007.52	¥6,039.43	¥6,739.64	¥8,322.96

Operations
Direct Financing Leases:
New receivables added	¥842,396	¥1,083,070	¥1,000,896	¥801,787	¥863,137
New equipment acquisitions	¥723,330	¥980,379	¥895,848	¥713,240	¥767,672
Installment Loans:
New loans added	¥740,639	¥1,340,400	¥1,268,170	¥1,124,276	¥1,545,517
Operating Leases:
New equipment acquisitions	¥143,158	¥146,203	¥173,567	¥189,737	¥248,327
Investment in Securities:
New securities added	¥397,218	¥348,347	¥231,294	¥122,066	¥244,600
Other Operating Transactions:
New assets added	¥128,984	¥204,121	¥116,736	¥186,265	¥129,604

Number of Employees	9,529	11,271	11,833	12,481	13,734

Notes:	1.	In fiscal 1998, new loans added and new securities added included increases of ¥18,999 million and ¥34,189 million, respectively, as a result of the acquisition of ORIX Trust and Banking Corporation. In fiscal 2002, new receivables added and new equipment acquisitions of direct financing leases, new loans added and new securities added included increases of ¥248,101 million, ¥252,436 million, ¥5,841 million and ¥1,042 million, respectively, as a result of the acquisition of IFCO Inc. In addition, new loans added included ¥132,127 million in housing loans that were purchased from Asahi Mutual Life Company in fiscal 2002. In fiscal 2003, new receivables added and new equipment acquisitions of direct financing leases included increases of ¥112,007 million, ¥112,605 million, respectively, as a result of the acquisition of Nittetsu Lease Co., Ltd.
	2.	In fiscal 2001, the Company implemented a 1.2-for-1 stock split on May 19, 2000. Per share data have been adjusted for this stock split retroactively. Futhermore, as a result of applying EIFT Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) in fiscal 2005, diluted earnings per share for net income for fiscal 2004 have been restated retroactively.
	3.	As a result of the recording “Discontinued Operations” in accordance with FASB Statement No. 144 (“Accounting for Impairment or Disposal of Long-lived Assets”), certain amounts in the prior years have been reclassified retroactively.
	4.	Costs related to operating leases, such as insurance, property taxes and other, which had been netted against “operating leases” in total revenues, were reclassified into expenses. As a result, these amounts in the prior years have been reclassified retroactively.

CONSOLIDATED BALANCE SHEETS

ORIX Corporation and Subsidiaries    As of March 31, 2004 and 2005

	Millions of yen		Millions of U.S. dollars
ASSETS	2004	2005	2005
Cash and Cash Equivalents	¥152,235	¥145,380	$1,354
Restricted Cash	35,621	53,193	495
Time Deposits	677	8,678	81
Investment in Direct Financing Leases	1,453,575	1,451,574	13,517
Installment Loans	2,234,940	2,386,597	22,224
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(128,020)	(115,250)	(1,073)
Investment in Operating Leases	536,702	619,005	5,764
Investment in Securities	551,928	589,271	5,487
Other Operating Assets	72,049	82,651	770
Investment in Affiliates	157,196	274,486	2,556
Other Receivables	142,711	160,263	1,492
Inventories	121,441	113,203	1,054
Prepaid Expenses	44,139	45,082	420
Office Facilities	71,196	65,410	609
Other Assets	178,567	189,410	1,763

	¥5,624,957	¥6,068,953	$56,513

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

	Millions of yen		Millions of U.S. dollars
LIABILITIES AND SHAREHOLDERS’ EQUITY	2004	2005	2005
Short-Term Debt	¥903,916	¥947,871	$8,826
Deposits	292,545	336,588	3,134
Trade Notes, Accounts Payable and Other Liabilities	279,852	270,737	2,521
Accrued Expenses	96,668	95,407	888
Policy Liabilities	592,782	550,880	5,130
Income Taxes:
Current	31,703	24,252	226
Deferred	122,234	155,607	1,449
Deposits from Lessees	78,491	98,415	917
Long-Term Debt	2,662,719	2,861,863	26,649

Total liabilities	5,060,910	5,341,620	49,740

Commitments and Contingent Liabilities

Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 84,366,314 shares in 2004 and 87,996,090 shares in 2005	52,068	73,100	681
Additional paid-in capital	70,015	91,045	848
Retained Earnings:
Legal reserve	2,220	2,220	21
Retained earnings	481,091	570,494	5,312
Accumulated other comprehensive loss	(33,141)	(1,873)	(17)
Treasury stock, at cost:
675,307 shares in 2004 and 607,384 shares in 2005	(8,206)	(7,653)	(72)

	564,047	727,333	6,773

	¥5,624,957	¥6,068,953	$56,513

CONSOLIDATED STATEMENTS OF INCOME

ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2003, 2004 and 2005

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Revenues:
Direct financing leases	¥122,928	¥112,372	¥113,514	$1,057
Operating leases	159,807	166,587	181,808	1,693
Interest on loans and investment securities	131,590	116,744	136,035	1,267
Brokerage commissions and net gains on investment securities	10,857	26,025	33,906	316
Life insurance premiums and related investment income	138,439	134,154	137,004	1,276
Real estate sales	71,165	98,034	123,162	1,147
Gains on sales of real estate under operating leases	3,257	9,116	1,554	14
Transportation revenues	—	—	55,339	515
Other operating revenues	80,847	93,638	134,628	1,254

Total revenues	718,890	756,670	916,950	8,539

Expenses:
Interest expense	71,380	60,060	56,562	527
Costs of operating leases	117,362	120,566	124,658	1,161
Life insurance costs	125,684	119,653	122,896	1,144
Costs of real estate sales	60,769	88,679	113,830	1,060
Costs of transportation revenues	—	—	46,594	434
Other operating expenses	41,319	52,551	82,833	771
Selling, general and administrative expenses	144,271	161,835	181,620	1,692
Provision for doubtful receivables and probable loan losses	54,706	49,592	39,574	369
Write-downs of long-lived assets	50,682	12,345	11,713	109
Write-downs of securities	14,325	5,240	4,930	46
Foreign currency transaction loss, net	1,211	1,577	783	7

Total expenses	681,709	672,098	785,993	7,320

Operating Income	37,181	84,572	130,957	1,219
Equity in Net Income of Affiliates	6,203	17,924	20,043	187
Gains (Losses) on Sales of Affiliates	2,002	(542)	3,347	31

Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	45,386	101,954	154,347	1,437
Provision for Income Taxes	20,808	51,444	68,826	641

Income from Continuing Operations	24,578	50,510	85,521	796

Discontinued Operations:
Income from discontinued operations, net (including gains on sales of ¥3,747 million in fiscal 2004 and ¥9,964 million in fiscal 2005)	902	4,916	10,037	93
Provision for income taxes	(388)	(2,015)	(4,062)	(37)

Discontinued operations, net of applicable tax effect	514	2,901	5,975	56

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	25,092	53,411	91,496	852

Extraordinary Gain, net of applicable tax effect	3,214	609	—	—
Cumulative Effect of a Change in Accounting Principle, net of applicable tax effect	1,937	—	—	—

Net Income	¥30,243	¥54,020	¥91,496	$852

	Yen			U.S. dollars
Amounts per Share of Common Stock:
Basic:
Income from continuing operations	¥293.74	¥603.58	¥1,016.78	$9.47
Discontinued operations	6.14	34.67	71.04	0.66
Extraordinary gain	38.41	7.27	—	—
Cumulative effect of a change in accounting principle	23.15	—	—	—
Net income	361.44	645.52	1,087.82	10.13

Diluted:
Income from continuing operations	277.27	563.39	937.70	8.73
Discontinued operations	5.77	31.47	64.48	0.60
Extraordinary gain	36.14	6.60	—	—
Cumulative effect of a change in accounting principle	21.77	—	—	—
Net income	340.95	601.46	1,002.18	9.33

Cash Dividends	15.00	25.00	25.00	0.23

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2003, 2004 and 2005

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Common Stock:
Beginning balance	¥51,854	¥52,067	¥52,068	$485
Exercise of warrants, stock acquisition rights and stock options	213	1	1,032	10
Conversion of convertible bond	—	—	20,000	186

Ending balance	52,067	52,068	73,100	681

Additional Paid-in Capital:
Beginning balance	69,823	70,002	70,015	652
Exercise of warrants, stock acquisition rights and stock options	211	8	1,031	10
Conversion of convertible bond	—	—	19,999	186
Other, net	(32)	5	—	—

Ending balance	70,002	70,015	91,045	848

Legal Reserve:
Beginning balance	2,220	2,220	2,220	21

Ending balance	2,220	2,220	2,220	21

Retained Earnings:
Beginning balance	400,175	429,163	481,091	4,480
Cash dividends	(1,255)	(2,092)	(2,093)	(20)
Net income	30,243	54,020	91,496	852

Ending balance	429,163	481,091	570,494	5,312

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(13,440)	(39,747)	(33,141)	(308)
Net change of unrealized gains on investment in securities	(12,839)	23,131	15,102	141
Net change of minimum pension liability adjustments	2,652	(3,785)	6,877	64
Net change of foreign currency translation adjustments	(15,119)	(15,710)	6,019	56
Net change of unrealized losses on derivative instruments	(1,001)	2,970	3,270	30

Ending balance	(39,747)	(33,141)	(1,873)	(17)

Treasury Stock:
Beginning balance	(8,124)	(8,247)	(8,206)	(77)
Exercise of stock options	8	202	805	7
Other, net	(131)	(161)	(252)	(2)

Ending balance	(8,247)	(8,206)	(7,653)	(72)

Total Shareholders’ Equity:
Beginning balance	502,508	505,458	564,047	5,253
Increase, net	2,950	58,589	163,286	1,520

Ending balance	¥505,458	¥564,047	¥727,333	$6,773

Summary of Comprehensive Income:
Net income	¥30,243	¥54,020	¥91,496	$852
Other comprehensive income (loss)	(26,307)	6,606	31,268	291

Comprehensive income	¥3,936	¥60,626	¥122,764	$1,143

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2003, 2004 and 2005

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Cash Flows from Operating Activities:
Net income	¥30,243	¥54,020	¥91,496	$852
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,097	121,530	132,158	1,231
Provision for doubtful receivables and probable loan losses	54,706	49,592	39,574	369
Increase (decrease) in policy liabilities	5,889	(15,771)	(41,902)	(390)
Deferred tax provision (benefit)	(23,222)	(2,881)	15,533	145
Gains from securitization transactions	(9,649)	(446)	(12,520)	(117)
Equity in net income of affiliates	(6,203)	(17,924)	(20,043)	(187)
(Gains) losses on sales of affiliates	(2,002)	542	(3,347)	(31)
Extraordinary gain	(3,214)	(609)	—	—
Cumulative effect of a change in accounting principle	(1,937)	—	—	—
Gains on sales of available-for-sale securities	(7,588)	(8,728)	(14,761)	(137)
Gains on sales of real estate under operating leases	(3,257)	(9,116)	(1,554)	(14)
Gains on sales of operating lease assets other than real estate	(4,424)	(2,783)	(4,746)	(44)
Write-downs of long-lived assets	50,682	12,345	11,713	109
Write-downs of securities	14,325	5,240	4,930	46
Decrease (increase) in restricted cash	1,195	(17,393)	(17,517)	(163)
Increase in trading securities	(5,730)	(4,831)	(21,430)	(200)
Increase in inventories	(21,894)	(18,197)	(21,906)	(204)
Increase in prepaid expenses	(2,975)	(1,974)	(975)	(9)
Increase (decrease) in accrued expenses	(2,370)	7,481	8,255	77
Increase in deposits from lessees	4,303	683	19,567	182
Other, net	25,175	2,032	(36,058)	(337)

Net cash provided by operating activities	210,150	152,812	126,467	1,178

Cash Flows from Investing Activities:
Purchases of lease equipment	(923,483)	(873,248)	(942,489)	(8,777)
Principal payments received under direct financing leases	742,183	731,702	633,724	5,901
Net proceeds from securitization of lease receivables, loan receivables and securities	239,050	35,704	191,976	1,788
Installment loans made to customers	(1,214,672)	(1,130,986)	(1,545,297)	(14,390)
Principal collected on installment loans	1,071,841	1,092,698	1,287,144	11,986
Proceeds from sales of operating lease assets	62,323	116,531	73,928	688
Investment in and dividends received from affiliates, net	(23,208)	5,822	(48,257)	(449)
Proceeds from sales of investment in affiliates	2,232	—	14,327	133
Purchases of available-for-sale securities	(193,580)	(90,527)	(219,890)	(2,048)
Proceeds from sales of available-for-sale securities	264,021	164,860	127,452	1,187
Maturities of available-for-sale securities	95,187	88,601	82,373	767
Purchases of other securities	(23,674)	(32,707)	(24,283)	(226)
Proceeds from sales of other securities	21,413	12,648	11,456	107
Purchases of other operating assets	(2,847)	(8,966)	(9,216)	(86)
Proceeds from sales of other operating assets	63,596	10,468	3,539	33
Acquisitions of subsidiaries, net of cash acquired	(13,669)	(8,861)	(12,506)	(116)
Sales of subsidiaries, net of cash disposed	36,469	24	—	—
Other, net	(20,232)	10,215	(31,985)	(297)

Net cash provided by (used in) investing activities	182,950	123,978	(408,004)	(3,799)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(210,544)	50,109	(34,227)	(319)
Proceeds from debt with maturities longer than three months	2,262,069	1,640,244	1,934,048	18,010
Repayment of debt with maturities longer than three months	(2,624,803)	(2,051,777)	(1,665,050)	(15,505)
Net increase in deposits due to customers	37,224	30,078	44,043	410
Issuance of common stock	392	8	2,052	19
Dividends paid	(1,255)	(2,092)	(2,093)	(19)
Net increase (decrease) in call money	(5,000)	5,000	(5,000)	(46)
Other, net	(123)	146	570	5

Net cash provided by (used in) financing activities	(542,040)	(328,284)	274,343	2,555

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,131)	(948)	339	2

Net Decrease in Cash and Cash Equivalents	(150,071)	(52,442)	(6,855)	(64)
Cash and Cash Equivalents at Beginning of Year	354,748	204,677	152,235	1,418

Cash and Cash Equivalents at End of Year	¥204,677	¥152,235	¥145,380	$1,354

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“US GAAP”), modified for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its domestic subsidiaries maintain their books in conformity with Japanese accounting practices, which differ in certain respects from US GAAP.

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to these companies’ books and records. The principal adjustments relate to accounting for direct financing leases, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost, calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%–50% ownership or other means, are accounted for by using the equity method. A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (FIN 46(R)) (“Consolidation of Variable Interest Entities”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified seven areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)) and goodwill (see (w)), the determination of impairment of investment in securities (see (i)), the determination of valuation allowance for deferred tax assets (see (j)), and the determination of benefit obligation and net periodic pension cost (see (m)).

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(e) Recognition of revenues

Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. The Company and its subsidiaries used 180 days for suspending recognition of income prior to fiscal 2003. This change from 180 to 90 days did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any amounts due until qualifying for a return to accrual status and then any surpluses are taken recorded as income.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 8 years, as measuring equipment and personal computers is 4 years, and as real estate is 25 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of formerly leased real estate such as commercial buildings or residential condominiums, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from disposal of such previously leased real estate, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(f) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 2.0%, 1.7% and 1.6% for fiscal 2003, 2004 and 2005, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2003, 2004 and 2005 amounted to ¥11,740 million, ¥10,017 million and ¥10,359 million ($96 million), respectively.

(g) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Deciding the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(h) Impairment of long-lived assets

Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No. 144 superseded FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities in certain other situations. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.

(j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Retained interests include senior interests, subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(l) Derivative financial instruments

The Company and its subsidiaries adopted FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”) and FASB 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or subsidiaries enter into a derivative contract, the Company or its subsidiaries designate the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), a hedge of a net investment in foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain resulting from the changes of the fair value of the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

The Company and its subsidiaries discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company and its subsidiaries continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings.

The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or not qualified as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Upon acquisition or origination of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (“host contract”), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.

(m) Pension plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and certain subsidiaries accounted for the transfer to the Japanese Government of a substitutional portion of an employees’ pension fund in fiscal 2005 in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No. 03-2, the entire separation process was to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”).

(n) Stock-based compensation

Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense in fiscal 2003, 2004 and 2005.

Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2003, 2004 and 2005 would have been as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
As reported:
Net income	¥30,243	¥54,020	¥91,496	$852
Less: Total stock-based compensation expenses determined by fair value based method	(1,726)	(1,735)	(2,199)	(20)
Pro forma:
Net income	28,517	52,285	89,297	832

Net income—
As reported:
Basic EPS	¥361.44	¥645.52	¥1,087.82	$10.13
Diluted EPS	340.95	601.46	1,002.18	9.33
Pro forma:
Basic EPS	340.81	624.78	1,061.67	9.89
Diluted EPS	321.55	582.64	978.45	9.11

In December 2004, FASB Statement No. 123 (revised 2004) (“Share-Based Payment”) was issued. This statement is effective for fiscal years beginning after June 15, 2005 (see (ae)).

(o) Stock splits

Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2005 would have increased by approximately ¥24,674 million ($230 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and a training facility), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥4,248 million and ¥6,714 million ($63 million) as of March 31, 2004 and 2005, respectively. Estimated useful lives range up to 50 years for buildings, up to 56 years for fixtures and up to 20 years for machinery and equipment.

(s) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets and residential condominiums.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2004 and 2005, advance and/or progress payments were ¥93,822 million and ¥94,974 million ($884 million), respectively, and finished goods were ¥27,619 million and ¥18,229 million ($170 million), respectively.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥22,670 million and ¥23,071 million ($215 million) as of March 31, 2004 and 2005, respectively. Estimated useful lives range up to 55 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased.

(W) Goodwill and other intangible assets

In June 2001, FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) were issued. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated or business combinations accounted for by the purchase method completed after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain of ¥1,937 million, net of tax of ¥353 million, as a cumulative effect of a change in accounting principle, due to the write-off of unamortized deferred credits that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives, and will be tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥490 million, ¥222 million and ¥74 million ($1 million) in fiscal 2003, 2004 and 2005, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2003, 2004 and 2005 are ¥9,472 million, ¥9,725 million and ¥13,012 million ($121 million), respectively.

(aa) Discontinued operation

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to include the operating results of any component of an entity with its own identifiable operations and cash flow which is disposed of and which the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of certain properties sold or to be disposed of by sale in fiscal 2004 and 2005 without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated financial statements.

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2005, which was ¥107.39 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(ac) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, as a result of applying EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option Notes™, diluted earnings per share for income from continuing operations and net income for fiscal 2004 have been restated retroactively. It did not have a dilutive effect on earnings per share for fiscal 2003.

(ad) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company’s ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes a gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. This Statement requires financial instruments within its scope to be classified as liabilities (or assets in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable financial instruments. In addition, certain provisions in this Statement were deferred indefinitely pending further Board action. Adoption of this Statement did not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). SOP No. 03-3 requires acquired loans to be recorded at fair value and prohibits “carrying over” or creation of valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. SOP No. 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as an impairment. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Adoption of this SOP will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2004, EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) was issued. EITF Issue No. 04-8 requires that contingently convertible debt instruments (“Co-Cos”) which had not been recognized as diluted potential common shares unless the conditions to exercise the rights had been met under FASB Statement No. 128 (“Earnings per Share”) be included in diluted earnings per share computation as if Co-Cos could be converted from the date of issuance regardless of whether the conditions to exercise the rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. The Company and its subsidiaries adopted this issue in fiscal 2005 (see (ac)).

In December 2004, FASB Statement No. 153 (“Exchange of Nonmonetary Assets – an amendment of APB Opinion No. 29”) was issued. This Statement amends the guidance in Accounting Principal Board (“APB”) Opinion No. 29 (“Accounting for Nonmonetary Transactions”), eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement will not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

In December 2004, FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”) was issued. FASB Statement No. 123(R) supersedes APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and amends FASB Statement No. 123. This Statement requires the Company to measure and record compensation expense for stock options and other share-based payment based on the instruments’ fair value. The Company is required to adopt this Statement for fiscal years beginning after June 15, 2005 using a modified version of prospective application or may elect to apply a modified version of retrospective application. The Company expects to adopt this Statement using the modified version of prospective application and adoption of this Statement will not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

(af) Reclassifications

Certain amounts in fiscal 2003 and 2004 consolidated financial statements have been reclassified to conform to fiscal 2005 presentation. On the consolidated statements of income, costs related to operating leases, such as insurance, property taxes and other, which had been netted against revenues of “operating leases” in fiscal 2003 and 2004, were reclassified into an item of expenses, “costs of operating leases” along with depreciation cost of operating leases from fiscal 2005. And revenues and costs of office buildings sales were recorded along with revenues and costs of condominium sales. Accordingly, “residential condominium sales” and “costs of residential condominium sales” were renamed “real estate sales” and “cost of real estate sales”, respectively.

In addition, “interest income on deposits” on the consolidated statements of income, which had been disclosed in fiscal 2003 and 2004, was included in “other operating revenues” because it became insignificant.

2. Acquisitions

On July 31, 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. from Nippon Steel Corporation. The aggregate purchase price was ¥5,016 million, which was paid in cash. The Company acquired Nittetsu Lease in line with its plans to expand its domestic leasing operations. The results of Nittetsu Lease’s operations have been included in the consolidated financial statements since the date of acquisition.

The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen
Investment in direct financing leases (net)	¥112,605
Other assets	28,970
Intangible assets other than goodwill	2,910
Goodwill (non-tax deductible)	271

Total assets acquired	144,756

Short-term and long-term debt	131,862
Other liabilities	7,878

Total liabilities assumed	139,740

Net assets acquired	¥5,016

Of the ¥2,910 million of acquired intangible assets with an indefinite useful life other than goodwill, ¥1,455 million was assigned to “trademarks,” and ¥1,455 million was assigned as the value of a “shareholders agreement” and a “business cooperation agreement” that the Company signed with the seller, Nippon Steel Corporation.

During fiscal 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of ¥25,530 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥3,127 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans mainly to expand real estate operations and guarantee business in Japan.

On December 31,2003, Footwork Express Co., Ltd. (previously OSL Co., Ltd.), a 69.2% owned subsidiary of the Company, acquired net assets that constituted a business of reorganization company of Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.). The aggregate purchase price was ¥3,112 million, of which ¥2,598 million was paid on December 31,2003 and ¥514 million was paid on March 30, 2004, respectively, in cash. The Company purchased a business of Footwork Logistics Corporation in line with its plans to expand its corporate rehabilitation business in Japan. In fiscal 2004, the Company included the balance sheet of Footwork Express Co., Ltd. as of December 31,2003, the date of latest available financial statements, in the accompanying consolidated financial statements.

The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen
Intangible assets other than goodwill	¥2,225
Other assets	887

Total assets acquired	3,112

Net assets acquired	¥3,112

Of the ¥2,225 million of acquired intangible assets other than goodwill, ¥1,343 million was assigned to trade name that has an indefinite useful life and ¥614 million was assigned to a customer base that has an amortization period of 20 years and ¥268 million was assigned to a business license that has an amortization period of a half year. Furthermore, there is a possibility that additional payments may have to be made up to the fiscal 2007, depending upon the level of net income attained as stipulated in the business transfer contract. In this case, additional payments will be accounted for as an adjustment to the purchase price.

Furthermore, the Company’s share in Footwork Express Co., Ltd. was reduced in December 2004 due to an increase in capital whereby the substantive participating rights of a minority shareholder were increased. As a result, the Company no longer has a controlling financial interest in Footwork Express Co., Ltd. and included this company in investment in affiliates on the consolidated balance sheet as of March 31,2005.

The 12 months operating results of Footwork Express Co., Ltd. have been included in the consolidated statement of income in fiscal 2005 based on its calendar reporting year ended December 31, 2004 and are reported in the income statement as “transportation revenues” and “costs of transportation revenues”. As a result of the reduction in the Company’s ownership interest in Footwork Express Co., Ltd., the Company will prospectively record its proportionate share of net income or loss of Footwork Express Co., Ltd. by the equity method.

During fiscal 2004, the Company and its subsidiaries acquired five other entities for a total cost of ¥10,658 million, which was paid in cash. Goodwill, which is not deductible for income tax calculation purposes, recognized in these transactions amounted to ¥1,230 million as a result of preliminary purchase price allocation at the time of acquisition, which was then adjusted to ¥398 million in accordance with the finalization of purchase price allocation during fiscal 2005. Acquisitions were made in line with the Company’s plans to expand real estate operations, automobile operations and corporate rehabilitation business in Japan.

During fiscal 2005, the Company and its subsidiaries acquired 10 entities for a total cost of ¥18,131 million ($169 million), which was paid in cash. Goodwill recognized in these transactions amounted to ¥2,330 million ($22 million), which is not deductible for income tax calculation purposes. Acquired intangible assets with an indefinite useful life other than goodwill recognized in these transactions amounted to ¥1,461 million ($14 million), which consist of ¥1,400 million ($13 million) for a business model of a cash collection system and ¥61 million ($1 million) for a trade name. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill may be adjusted upon completion of the purchase price allocation. Acquisitions were made in line with the Company’s plans to expand corporate financial services operations, real estate operations and corporate rehabilitation business in Japan.

The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

3. Cash Flow Information

Cash payments and non-cash financing activities during fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Cash payments:
Interest	¥74,885	¥60,951	¥57,613	$536
Income taxes	25,641	56,364	63,613	592
Non-cash financing activities:
Conversion of convertible bond	—	—	39,999	372

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2004 and 2005 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Minimum lease payments receivable	¥1,510,856	¥1,500,483	$13,972
Estimated residual value	84,582	91,990	857
Initial direct costs	21,379	17,565	164
Unearned lease income	(163,242)	(158,464)	(1,476)

	¥1,453,575	¥1,451,574	$13,517

In connection with the securitization of direct financing lease receivables, as described in Note 9, the Company and its subsidiaries retained subordinated interests of ¥50,072 million and ¥66,299 million ($617 million) as of March 31, 2004 and 2005, respectively, and furthermore a certain subsidiary retained senior interests of ¥35,199 million ($328 million) as of March 31,2005, which are included in investment in the above table.

Minimum lease payments receivable (including guaranteed residual values and, senior and subordinated interests retained) are due in periodic installments through 2025. At March 31, 2005, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥538,342	$5,013
2007	375,301	3,495
2008	260,970	2,430
2009	176,424	1,643
2010	80,994	754
Thereafter	68,452	637

Total	¥1,500,483	$13,972

Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2003, 2004 and 2005.

5. Investment in Operating Leases

Investment in operating leases at March 31, 2004 and 2005 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Transportation equipment	¥320,973	¥376,595	$3,507
Measuring equipment and personal computers	157,717	156,171	1,454
Real estate and other	290,037	337,270	3,141

	768,727	870,036	8,102
Accumulated depreciation	(249,007)	(265,022)	(2,468)

Net	519,720	605,014	5,634
Rental receivables	16,982	13,991	130

	¥536,702	¥619,005	$5,764

Gains/losses from disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For fiscal 2003, 2004 and 2005, gains from the disposition of assets under operating leases other than real estate are ¥4,424 million, ¥2,783 million and ¥4,746 million ($44 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Costs of depreciation and various expenses for fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Depreciation	¥79,306	¥82,987	¥87,087	$811
Various expenses	38,056	37,579	37,571	350

	¥117,362	¥120,566	¥124,658	$1,161

The operating lease contracts include non-cancelable lease terms ranging from one month to 21 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥80,631	$751
2007	47,913	446
2008	30,734	286
2009	17,763	165
2010	9,306	87
Thereafter	19,596	183

Total	¥205,943	$1,918

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2004 and 2005 is as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Borrowers in Japan:
Consumer—
Housing loans	¥504,386	¥507,250	$4,723
Card loans	247,598	228,505	2,128
Other	54,634	75,353	702

	806,618	811,108	7,553

Corporate—
Real estate related companies	310,847	369,083	3,437
Commercial and industrial companies	850,539	960,500	8,944

	1,161,386	1,329,583	12,381

	1,968,004	2,140,691	19,934

Overseas corporate, industrial and other borrowers	250,460	233,263	2,172
Loan origination costs, net	16,476	12,643	118

	¥2,234,940	¥2,386,597	$22,224

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2005, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥599,783	$5,585
2007	290,601	2,706
2008	276,705	2,577
2009	205,688	1,915
2010	242,247	2,256
Thereafter	758,930	7,067

Total	¥2,373,954	$22,106

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥115,610 million, ¥107,490 million and ¥125,898 million ($1,172 million) for fiscal 2003, 2004 and 2005, respectively.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Beginning balance	¥152,887	¥133,146	¥128,020	$1,192
Provisions charged to income	54,706	49,592	39,574	369
Charge-offs	(78,744)	(54,471)	(54,122)	(504)
Recoveries	2,180	1,892	1,472	13
Other*	2,117	(2,139)	306	3

Ending balance	¥133,146	¥128,020	¥115,250	$1,073

*	Other includes foreign currency translation adjustments and the effect of acquisitions.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2004 and 2005 is as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Balance of allowance related to:
Investment in direct financing leases	¥41,008	¥36,264	$338
Installment loans	87,012	78,986	735

Total	¥128,020	¥115,250	$1,073

Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The recorded investments in loans considered impaired are ¥93,542 million and ¥86,021 million ($801 million) as of March 31, 2004 and 2005, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥72,033 million and ¥67,745 million ($631 million) as of March 31, 2004 and 2005, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥39,187 million and ¥35,150 million ($327 million) as of March 31, 2004 and 2005, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

The average recorded investments in impaired loans for fiscal 2003, 2004 and 2005 were ¥102,413 million and ¥94,346 million, ¥91,782 million ($855 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥1,107 million, ¥990 million and ¥1,790 million ($17 million), and collected in cash interest on impaired loans of ¥914 million, ¥954 million and ¥1,613 million ($15 million) in fiscal 2003, 2004 and 2005, respectively.

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans, however, the Company and its subsidiaries used 180 days prior to fiscal 2003. (see Note 1(e))

As of March 31, 2004 and 2005, the balances of direct financing leases on non-accrual status were ¥36,568 million and ¥25,733 million ($240 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥43,176 million and ¥26,945 million ($251 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2004 and 2005 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Trading securities	¥26,354	¥47,784	$445
Available-for-sale securities	386,797	390,542	3,637
Other securities	138,777	150,945	1,405

Total	¥551,928	¥589,271	$5,487

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).

For fiscal 2003, 2004 and 2005, net unrealized holding gains and losses on trading securities are losses of ¥1,610 million, gains of ¥1,977 million and losses of ¥764 million ($7 million), respectively.

During fiscal 2003 and 2004, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥264,021 million and ¥164,860 million, respectively, resulting in gross realized gains of ¥9,822 million and ¥10,910 million, respectively, and gross realized losses of ¥2,234 million and ¥2,182 million, respectively. During fiscal 2005, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥158,740 million ($1,478 million), resulting in gross realized gains of ¥23,036 million ($215 million) and gross realized losses of ¥1,747 million ($16 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2003, 2004 and 2005, the Company and its subsidiaries charged losses on securities of ¥14,325 million, ¥5,240 million and ¥4,930 million ($46 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥79,516 million ($740 million) at March 31, 2005. Investments with an aggregate cost of ¥76,920 million ($716 million) were not evaluated for impairment because the Company and its subsidiaries did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2004 and 2005 are as follows:

March 31, 2004

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥14,520	¥87	¥(146)	¥14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	¥347,639	¥46,830	¥(7,672)	¥386,797

March 31, 2005

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥4,498	¥78	¥(215)	¥4,361
Japanese prefectural and foreign municipal bond securities	16,941	68	(138)	16,871
Corporate debt securities	238,096	2,159	(1,332)	238,923
Mortgage-backed and other asset-backed securities	65,192	13,460	(2,314)	76,338
Equity securities	18,912	35,862	(725)	54,049

	¥343,639	¥51,627	¥(4,724)	¥390,542

March 31, 2005

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$42	$1	$(2)	$41
Japanese prefectural and foreign municipal bond securities	158	1	(1)	158
Corporate debt securities	2,217	20	(13)	2,224
Mortgage-backed and other asset-backed securities	607	125	(22)	710
Equity securities	176	334	(6)	504

	$3,200	$481	$(44)	$3,637

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2005:

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥25	¥—	¥1,062	¥(215)	¥1,087	¥(215)
Japanese prefectural and foreign municipal bond securities	102	—	1,040	(138)	1,142	(138)
Corporate debt securities	16,719	(180)	14,812	(1,152)	31,531	(1,332)
Mortgage-backed and other asset-backed securities	2,006	(644)	852	(1,670)	2,858	(2,314)
Equity securities	2,950	(644)	1,077	(81)	4,027	(725)

	¥21,802	¥(1,468)	¥18,843	¥(3,256)	¥40,645	¥(4,724)

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$0	$—	$10	$(2)	$10	$(2)
Japanese prefectural and foreign municipal bond securities	1	—	10	(1)	11	(1)
Corporate debt securities	156	(1)	138	(11)	294	(12)
Mortgage-backed and other asset-backed securities	19	(6)	7	(16)	26	(22)
Equity securities	27	(6)	10	(1)	37	(7)

	$203	$(13)	$175	$(31)	$378	$(44)

Approximately 100 investment positions, which included mainly foreign corporate securities and commercial mortgage-backed securities, were in an unrealized loss position as of March 31, 2005. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2005. The Company and its subsidiaries have the ability and intent to hold these securities for a time sufficient to recover its amortized cost.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2005:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥44,831	¥44,981	$417	$419
Due after one to five years	156,995	158,276	1,462	1,474
Due after five to ten years	83,115	86,440	774	805
Due after ten years	39,786	46,796	371	435

	¥324,727	¥336,493	$3,024	$3,133

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥15,980 million, ¥9,254 million and ¥10,137 million ($95 million) for fiscal 2003, 2004 and 2005, respectively.

9. Securitization Transactions

During fiscal 2003, 2004 and 2005, the Company and its subsidiaries sold direct financing lease receivables, installment loans and investment in securities in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Direct financing leases:
Balance sold	¥150,956	¥26,284	¥97,177	$905
Gains on sales	3,205	170	3,877	36
Interests retained	25,388	—	66,024	615
Installment loans:
Balance sold	78,674	9,250	58,184	542
Gains on sales	6,444	276	2,115	20
Interests retained	32,850	263	9,562	89
Investment in securities:
Balance sold	—	—	24,760	231
Gains on sales	—	—	6,528	61
Interests retained	—	—	37,931	353

Regarding securitizations of direct financing lease receivables, for fiscal 2003, 2004 and 2005, revenues from retained interests of ¥12,348 million, ¥9,542 million and ¥5,640 million ($53 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥7,075 million, ¥12,175 million and ¥13,371 million ($125 million) for fiscal 2003, 2004 and 2005, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

The value of retained interests is subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The investors and special-purpose entities have no recourse to the Company or its subsidiaries’ other assets for failure of debtors to pay.

As of March 31, 2003, 2004 and 2005, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2003, 2004 and 2005 are as follows:

	2003			2004		2005
	Direct financing leases	Installment loans		Direct financing leases	Installment loans	Direct financing leases	Installment loans		Investment in securities
		Card loans	Mortgage loans (*1)		Commercial mortgage loans		Commercial mortgage loans	Housing loans
Expected credit loss	0.03%-1.70%	0.84%-1.42%	0.69%	0.01%	2.39%	0.97%-1.19%	0.27%-1.59%	1.05%	0.00%
Discount rate	2.35%-5.36%	1.26%-1.35%	0.68%-2.11%	8.35%	1.79%	0.37%-5.01%	0.49%-2.12%	1.04%-3.46%	6.64%-14.28%
Annual prepayment rate (*2)	—	—	5.95%	—	19.18%	0.20%-4.39%	19.03%-43.93%	7.52%	0.00%

(*1)	Mortgage loans contain commercial mortgage loans and housing loans.
(*2)	With respect to direct financing leases securitized in fiscal 2003 and 2004 and card loans securitized in fiscal 2003, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

Retained interests from securitization transactions in fiscal 2005 and prior years are recorded in the consolidated balance sheets at March 31, 2005. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2005, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2005
	Direct financing leases	Installment loans			Investment in securities
		Card loans	Commercial mortgage loans	Housing loans
Expected credit loss	0.84%-1.35%	2.53%-3.16%	0.27%-4.05%	1.06%	0.00%
Discount rate	0.37%-8.90%	1.14%-1.58%	0.52%-2.21%	1.26%-3.29%	6.64%-14.28%
Annual prepayment rate ( *3)	0.20%-4.39%	—	20.41%-43.35%	6.99%	0.00%

(*3)	With respect to card loans, certain subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments.

	Millions of yen					Millions of U.S. dollars
	Direct financing leases	Installment loans			Investment in securities	Direct financing leases	Installment loans			Investment in securities
		Card loans	Commercial mortgage loans	Housing loans			Card loans	Commercial mortgage loans	Housing loans
Fair value of retained interests	¥112,426	¥60,245	¥6,419	¥9,513	¥46,788	$1,047	$561	$60	$89	$436
Weighted average life (in years)	1.6-5.1	—	2.7	9.9	6.9-7.3	1.6-5.1	—	2.7	9.9	6.9-7.3
Expected credit loss:
+10%	552	497	7	37	—	5	5	0	0	—
+20%	1,102	992	14	73	—	10	9	0	1	—
Discount rate:
+10%	405	134	10	81	249	4	1	0	1	2
+20%	804	268	19	161	469	7	2	0	1	4
Prepayment rate:
+10%	37	—	122	147	—	0	—	1	1	—
+20%	73	—	231	286	—	1	—	2	3	—

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2003, 2004 and 2005 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Proceeds from new securitizations	¥239,050	¥35,704	¥191,976	$1,788
Servicing fees received	470	551	274	3
Cash flows received on interests retained	21,201	31,742	31,403	292
Repurchases of ineligible assets	(26,122)	(23,647)	(24,215)	(225)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together in fiscal 2004 and 2005 are as follows:

March 31, 2004

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,633,875	¥36,568	¥13,921
Installment loans	2,374,449	136,718	38,658

Total assets managed or sold on securitization	4,008,324	¥173,286	¥52,579

Less: assets sold on securitization	(319,809)

Assets held in portfolio	¥3,688,515

The total assets sold on securitization, as of March 31, 2004, are ¥339,943 million, but the assets of ¥20,134 million, of which the Company and certain subsidiaries only continuing involvement is the servicing, are not included in the table above.

March 31, 2005

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,594,888	¥25,733	¥10,678	$14,851	$240	$99
Installment loans	2,557,892	112,966	41,972	23,819	1,052	391

Total assets managed or sold on securitization	4,152,780	¥138,699	¥52,650	38,670	$1,292	$490

Less: assets sold on securitization	(314,609)			(2,930)

Assets held in portfolio	¥3,838,171			$35,740

The total assets of direct finance leases and installment loans sold on securitization, as of March 31, 2005, are ¥351,200 million ($3,270 million), but the assets of ¥36,591 million ($341 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

A subsidiary entered into a collateralized debt obligation transaction in fiscal 2005 and accounted for the transaction as a sale. The assets sold as a result of the transaction were ¥24,760 million ($231 million) as of March 31, 2005, and were not included in the table above.

In fiscal 2005 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs and other installment loan securitization programs that are not accounted for as sales but for as secured borrowings. The payables under these securitization programs of ¥97,707 million and ¥60,281 million ($561 million) are included in long-term debt. The collateral under these securitization programs of ¥116,289 million and ¥85,924 million ($800 million), of ¥22,869 million and ¥9,049 million ($84 million), and cash collateral of ¥2,911 million and ¥5,457 million ($51 million) are included in investment in direct financing leases, installment loans and other assets in the consolidated balance sheets as of March 31, 2004 and 2005, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) was first issued in January 2003, and effective March 31, 2003, for the SPEs created after January 31, 2003. In December 2003, the revised FASB Interpretation No. 46 (“FIN 46(R)”) was issued, and all SPEs were tested for consolidation in accordance with FIN 46(R). FIN 46(R) addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs structure is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥16,197 million and ¥12,624 million ($118 million) as of March 31, 2004 and 2005, and occasionally make investments in these SPEs, which amount to ¥15,937 million and ¥16,498 million ($154 million) as of March 31, 2004 and 2005, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥201,841 million and ¥189,173 million ($1,762 million) as of March 31, 2004 and 2005, respectively. Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of ¥12,683 million and ¥12,819 million ($119 million) as of March 31, 2004 and 2005, and/or make investments in these SPEs, which amount to ¥4,840 million and ¥9,795 million ($91 million) as of March 31, 2004 and 2005, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥34,296 million and ¥62,908 million ($586 million) as of March 31, 2004 and 2005, respectively. Among those SPEs, total assets of consolidation were ¥8,706 million and ¥ 15,923 million ($148 million) as of March 31, 2004 and 2005, respectively. Those assets are mainly included in inventories and investment in operating leases in the consolidated balance sheets.

The consolidated SPEs borrow from financial institutions, and ¥8,040 million and ¥12,138 million ($113 million) of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2004 and 2005, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are ¥48,809 million and ¥83,856 million ($781 million) as of March 31, 2004 and 2005, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets as of March 31, 2004 and 2005, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥11,041 million and ¥10,729 million ($100 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2004 and 2005, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the Company and the subsidiary and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of SPEs of consolidation are ¥25,991 million ($242 million) as of March 31, 2005. Those assets are mainly included in installment loans in the consolidated balance sheet as of March 31, 2005.

(e) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

Investment in affiliates at March 31, 2004 and 2005 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Common stock, at equity value	¥149,237	¥264,669	$2,465
Loans	7,959	9,817	91

	¥157,196	¥274,486	$2,556

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥45,548 million and ¥51,884 million, respectively, as of March 31, 2004 and ¥76,495 million ($712 million) and ¥86,454 million ($805 million), respectively, as of March 31, 2005.

In fiscal 2003, 2004 and 2005, the Company and its subsidiaries received dividends from affiliates of ¥2,060 million, ¥3,136 million and ¥5,453 million ($51 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥31,189 million and ¥26,173 million ($244 million) as of March 31, 2004 and 2005, respectively.

On March 30, 2002, the Company acquired approximately a 22% interest in The Fuji Fire and Marine Insurance Company Limited (“Fuji”) for ¥18,105 million (As a result of increase of treasury stock, the share of interest became 25% as of March 31,2005). Upon completion of valuation of Fuji’s assets and liabilities during fiscal 2003 it was determined that the fair value of Fuji’s assets and liabilities exceeded the purchase price paid. The excess remaining after first reducing non-current assets to zero was recorded as an extraordinary gain of ¥3,214 million, net of tax of ¥2,206 million, in fiscal 2003.

During fiscal 2003, the Company acquired an interest in two affiliates accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2003. Upon completion of valuation of investee assets and liabilities during fiscal 2004 it was determined that the fair value of investee assets and liabilities exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investees upon acquisition has been recorded first as a reduction of non-current assets of the investees with the excess reported as an extraordinary gain of ¥609 million, net of tax of ¥421 million, during fiscal 2004.

The Company formed a consortium with the Hanwha Group (a conglomerate or chaebol located in the Republic of Korea), and Macquarie Life Limited (a life insurance company located in Australia). The consortium entered into a stock purchase agreement (“Purchase Agreement”) with Korea Deposit Insurance Corporation, and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. (“KLI”) on December 12, 2002. Pursuant to the Purchase Agreement, the Company acquired 17% of the outstanding shares for approximately 275 billion Korean won (¥27,778 million). Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company accounts for this investment by the equity method.

On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of its investment units, which had been previously issued by ORIX JREIT to the Company. Through this initial public offering, the Company as a unitholder sold to investors 80% or 98,700 units out of 123,372 units of the outstanding units of ORIX JREIT and recognized a ¥3,174 million gain included in other operating revenues in the accompanying consolidated statements of income in fiscal 2003. The Company received aggregate net cash proceeds from the sale of ¥49,528 million or ¥501,800 per unit.

Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting. In addition, ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥470 million of management fees from June 2002 to March 2003 for fiscal 2003, ¥847 million for fiscal 2004 and ¥915 million ($9 million) for fiscal 2005, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥7,617 million of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2004. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method. There were no sales of assets by the Company and its subsidiaries to ORIX JREIT for fiscal 2005.

During fiscal 2004, ORIX JREIT issued 52,000 units of ORIX JREIT to the public at an issue price of ¥463,873 per unit, receiving aggregate proceeds of ¥24,121 million. As a result of the issuance of new units, the ownership interest of the Company and its subsidiary in ORIX JREIT decreased from 21% to 15%. Because the issuance price per unit issued by ORIX JREIT was less than the average carrying amount per unit of the Company and the subsidiary, the Company and the subsidiary were required to adjust the carrying amounts of their investments in ORIX JREIT by ¥396 million and recognized losses in earnings. In addition, due to the sale of the Company and the subsidiary holding interest, the subsidiary has a 10% interest as of March 31, 2005.

On March 25, 2005, the Company acquired approximately an additional 42% interest and certain preferred stock in DAIKYO INCORPORATED for ¥46,565 million ($434 million), for which the purchase price allocation was not completed as of March 31, 2005.

Companies comprising a significant portion of investment in affiliates are DAIKYO INCORPORATED (44% of equity share), Stockton Holdings Limited (27%), The Fuji Fire and Marine Insurance Company Limited (25%) and Korea Life Insurance Co., Ltd. (17%).

Combined and condensed information relating to the affiliates accounted for by the equity method for fiscal 2003, 2004 and 2005 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis as described above):

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Operations:
Total revenues	¥378,761	¥1,272,013	¥1,470,624	$13,694
Income before income taxes	44,887	111,109	148,636	1,384
Net income	34,593	93,734	107,809	1,004

Financial position:
Total assets	¥5,307,035	¥5,528,819	¥6,960,937	$64,819
Total liabilities	5,104,873	5,181,197	6,257,525	58,269
Shareholders’ equity	202,162	347,622	703,412	6,550

The Company had no significant transactions with these companies except as described above.

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen
	Corporate financial services	Automobile operations	Equipment operating leases	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2002	¥338	¥746	¥—	¥(737)	¥(171)	¥4,452	¥167	¥7,442	¥2,926	¥15,163
Acquired	256	15	—	3,002	—	—	54	—	71	3,398
Impairment	—	—	—	—	—	—	—	—	(274)	(274)
Other (net)*	—	—	—	737	171	—	—	(705)	20	223

Current period change	256	15	—	3,739	171	—	54	(705)	(183)	3,347

Balance at March 31, 2003	594	761	—	3,002	—	4,452	221	6,737	2,743	18,510
Acquired	—	832	—	—	—	—	398	—	—	1,230
Impairment	—	(464)	—	—	—	—	—	—	—	(464)
Other (net)*	—	—	—	(693)	—	—	(53)	(964)	18	(1,692)

Current period change	—	368	—	(693)	—	—	345	(964)	18	(926)

Balance at March 31, 2004	594	1,129	—	2,309	—	4,452	566	5,773	2,761	17,584
Acquired	440	—	—	—	237	—	1,653	—	—	2,330
Impairment	(251)	—	—	—	—	—	—	—	—	(251)
Other (net)*	—	(848)	—	—	—	—	(210)	113	(417)	(1,362)

Current period change	189	(848)	—	—	237	—	1,443	113	(417)	717

Balance at March 31, 2005	¥783	¥281	¥—	¥2,309	¥237	¥4,452	¥2,009	¥5,886	¥2,344	¥18,301

	Millions of U.S. dollars
	Corporate financial services	Automobile operations	Equipment operating leases	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2004	$6	$11	$—	$22	$—	$41	$5	$54	$25	$164
Acquired	4	—	—	—	2	—	15	—	—	21
Impairment	(2)	—	—	—	—	—	—	—	—	(2)
Other (net)*	—	(8)	—	—	—	—	(2)	1	(4)	(13)

Current period change	2	(8)	—	—	2	—	13	1	(4)	6

Balance at March 31, 2005	$8	$3	$—	$22	$2	$41	$18	$55	$21	$170

*	Other includes effect of an adoption of FASB Statement No. 141, foreign currency translation adjustments and certain other reclassifications.

Other intangible assets at March 31, 2004 and 2005 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Intangible assets not subject to amortization	¥3,361	¥4,598	$43
Intangible assets subject to amortization:
Software	36,913	45,323	422
Others	8,455	8,459	79

	45,368	53,782	501
Accumulated amortization	(21,399)	(28,415)	(265)

Net	23,969	25,367	236

	¥27,330	¥29,965	$279

The aggregate amortization expenses for the net carrying amount of intangible assets are ¥7,440 million, ¥7,603 million and ¥7,966 million ($74 million) in fiscal 2003,2004 and 2005, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years are ¥7,126 million ($66 million) in fiscal 2006, ¥6,301 million ($59 million) in fiscal 2007, ¥4,693 million ($44 million) in fiscal 2008, ¥3,144 million ($29 million) in fiscal 2009 and ¥1,431 million ($13 million) in fiscal 2010, respectively.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2004 and 2005 are as follows:

March 31, 2004

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥241,746	1.5%
Short-term debt outside Japan, mainly from banks	241,890	2.7
Commercial paper in Japan	417,854	0.1
Commercial paper outside Japan	2,426	1.6

	¥903,916	1.2

March 31, 2005

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥175,342	$1,633	1.2%
Short-term debt outside Japan, mainly from banks	243,649	2,269	4.1
Commercial paper in Japan	528,046	4,917	0.1
Commercial paper outside Japan	834	7	1.5

	¥947,871	$8,826	1.3

Long-term debt at March 31, 2004 and 2005 consists of the following:

March 31, 2004

	Due	Millions of yen
Banks:
Fixed rate: 0.9% to 7.2%	2005-2014	¥124,031
Floating rate: principally based on LIBOR plus 0.2% to 0.8%	2005-2021	790,947
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2005-2014	379,788
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2005-2021	248,972
Unsecured 0.6% to 3.1% bonds	2005-2013	744,113
Unsecured 0.0% to 0.4% convertible bonds	2005-2007	68,473
Unsecured 0.6% to 1.6% bonds with warrants	2005-2006	3,400
Unsecured 0.0% bond with stock acquisition rights	2023	45,956
Unsecured 0.0% to 6.1% notes under medium-term note program	2005-2013	159,332
0.4% to 3.0% payables under securitized lease receivables	2006-2009	76,393
0.5% to 5.8% payables under securitized loan receivables	2005-2010	21,314

		¥2,662,719

March 31, 2005

	Due	Millions of yen	Millions of U.S. dollars
Banks:
Fixed rate: 0.6% to 7.5%	2006-2020	¥110,079	$1,025
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2006-2021	1,030,897	9,600
Insurance companies and others:
Fixed rate: 0.5% to 6.6%	2006-2014	392,386	3,654
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2006-2021	257,590	2,399
Unsecured 0.6% to 3.1% bonds	2006-2015	818,000	7,617
Unsecured 0.0% convertible bond	2007	28,315	263
Unsecured 0.6% bond with warrants	2006	1,600	15
Unsecured 0.0% bond with stock acquisition rights	2023	48,940	456
Unsecured 0.0% to 7.0% notes under medium-term note program	2006-2013	113,775	1,059
0.2% to 3.0% payables under securitized lease receivables	2006-2009	48,875	455
0.8% to 5.8% payables under securitized loan receivables	2006-2008	11,406	106

		¥2,861,863	$26,649

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2005 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥728,171	$6,781
2007	574,171	5,346
2008	473,966	4,413
2009	389,689	3,629
2010	394,977	3,678
Thereafter	300,889	2,802

Total	¥2,861,863	$26,649

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

The Company issued a Euro yen convertible bond of ¥28,840 million (added premium of ¥840 million) in December 2001. This is currently convertible into approximately 1,892,000 shares of common stock at fixed conversion price of ¥14,800.00 per share. The conversion price shall be adjusted, if the Company issues new shares at less than the current market price of the shares.

The Company issued an unsecured Japanese yen bond with warrants. This bond was issued in conjunction with compensation plans that is described in Note 17. “Stock-Based Compensation.” This bond in the amount of ¥1,600 million (excluding value of warrants) was issued at par in July 2001.

The Company issued Liquid Yield Option Notes™ of $400 million, net of unamortized discount of $622 million, in June 2002. The bond has stock acquisition rights that are currently convertible into approximately 3,136,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

Total committed lines for the Company and its subsidiaries were ¥875,797 million and ¥895,805 million ($8,342 million) at March 31, 2004 and 2005, respectively, and, of these lines, ¥765,608 million and ¥795,935 million ($7,412 million) were available at March 31, 2004 and 2005, respectively. Of the available committed lines, ¥97,664 million and ¥85,427 million ($795 million) were long-term committed credit lines at March 31, 2004 and 2005, respectively.

As of March 31, 2004 and 2005, ¥64,000 million and ¥118,250 million ($1,101 million) of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date.

Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2005, the Company and its subsidiaries were in compliance with such objective covenant requirements.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9. “Securitization Transactions,” and the real estate that SPEs described in Note 10 (b)(c). “Business Transactions with Special Purpose Entities” own, the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2005:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and future rentals	¥47,566	$443
Investment in securities (include repurchase facilities of ¥68,605 million ($639 million))	83,881	781
Other operating assets and office facilities, net	9,502	88

	¥140,949	$1,312

As of March 31, 2005, securities and other assets of ¥2,806 million ($26 million) were pledged for collateral security deposits.

As of March 31, 2005, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥22,173 million ($206 million) for collateral security deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥62,888 million ($586 million) as of March 31, 2005, that may be sold or repledged by the subsidiary. As of March 31, 2005, ¥33,524 million ($312 million) at market value of the securities are repledged as collateral for short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2004 and 2005 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Time deposits	¥242,102	¥282,250	$2,628
Other deposits	50,443	54,338	506

Total	¥292,545	¥336,588	$3,134

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($93 thousand) or more were ¥159,873 million and ¥191,619 million ($1,784 million) at March 31, 2004 and 2005, respectively.

The maturity schedule of time deposits at March 31, 2005 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥118,426	$1,103
2007	50,518	470
2008	48,263	449
2009	12,114	113
2010	52,929	493

Total	¥282,250	$2,628

15. Income Taxes

Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes, and the provision for income taxes in fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	¥35,390	¥79,372	¥117,978	$1,098
Foreign	9,996	22,582	36,369	339

	¥45,386	¥101,954	¥154,347	$1,437

Provision for income taxes:
Current—
Domestic	¥43,152	¥50,140	¥47,138	$439
Foreign	878	4,185	6,155	57

	44,030	54,325	53,293	496

Deferred—
Domestic	(28,521)	(11,733)	4,160	39
Foreign	5,299	8,852	11,373	106

	(23,222)	(2,881)	15,533	145

Provision for income taxes	¥20,808	¥51,444	¥68,826	$641

The Company and its domestic subsidiaries were subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2003 and 2004. The Amendments to Local Tax Laws, which were enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. During fiscal 2004, the statutory tax rate increased to 40.9%, due to the tuning of tax rate by each local tax authority. In fiscal 2005, the Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥45,386	¥101,954	¥154,347	$1,437

Tax provision computed at statutory rate	¥19,062	¥42,821	¥63,128	$588
Increases (reductions) in taxes due to:
Change in valuation allowance	2,597	1,019	(3,960)	(37)
Charge-off of deferred tax assets recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries	—	5,586	—	—
Non-deductible expenses for tax purposes	1,013	744	1,009	9
Effect of a change in tax rate	(2,420)	724	—	—
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(705)	(1,225)	(1,327)	(12)
Effect of foreign subsidiaries undistributed earnings no longer permanently reinvested	—	—	5,855	55
Other, net	1,261	1,775	4,121	38

Provision for income taxes	¥20,808	¥51,444	¥68,826	$641

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. As a result, the net deferred tax liability decreased ¥2,420 million, which decreased the provision for income taxes in fiscal 2003, and increased ¥724 million which increased the provision for income taxes in fiscal 2004.

In fiscal 2004, ¥5,586 million of deferred tax assets which had been recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries was written down; due to the change in the management’s future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and, accordingly, should no longer be recognized.

In fiscal 2005, a deferred tax liability of ¥5,855 million ($55 million) was recognized because the Company determined not to permanently reinvest undistributed earnings of certain foreign subsidiaries.

Total income taxes recognized in fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Provision for income taxes	¥20 808	¥51,444	¥68,826	$641
Income tax on discontinued operations	388	2,015	4,062	38
Income tax on extraordinary gain	2,206	421	—	—
Income tax on cumulative effect of a change in accounting principle	353	—	—	—
Income tax on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	(7,046)	15,179	7,564	70
Minimum pension liability adjustments	1,986	(2,573)	4,781	45
Foreign currency translation adjustments	(835)	(3,192)	81	1
Net unrealized gains (losses) on derivative instruments	(445)	2,111	1,865	17

Total income taxes	¥17,415	¥65,405	¥87,179	$812

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Assets:
Net operating loss carryforwards	¥14,325	¥9,424	$88
Allowance for doubtful receivables on direct financing leases and probable loan losses	35,179	33,007	307
Other operating assets	3,703	3,703	35
Accrued expenses	11,219	9,176	85
Other	17,127	14,400	134

	81,553	69,710	649
Less: valuation allowance	(13,908)	(10,036)	(93)

	67,645	59,674	556

Liabilities:
Investment in direct financing leases	101,647	84,203	784
Investment in operating leases	5,280	3,455	32
Investment in securities	17,214	22,143	206
Deferred insurance policy acquisition costs	11,640	11,468	107
Policy liabilities	4,040	8,765	82
Undistributed earnings	21,719	43,376	404
Prepaid benefit cost	10,937	12,161	113
Other	2,845	10,465	98

	175,322	196,036	1,826

Net deferred tax liability	¥107,677	¥136,362	$1,270

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥2,412 million and ¥763 million in fiscal 2003 and 2004 and a decrease of ¥3,872 million ($36 million) in fiscal 2005, respectively. As of March 31, 2005, a deferred tax liability has not been recognized for ¥72,779 million ($678 million) of undistributed earnings of foreign subsidiaries where the Company intends to reinvest permanently. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

Certain subsidiaries have net operating loss carryforwards of ¥40,180 million ($374 million) at March 31, 2005, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥791	$7
2007	1,132	11
2008	914	9
2009	1,023	10
2010	145	1
Thereafter	36,175	336

Total	¥40,180	$374

Net deferred tax assets and liabilities at March 31, 2004 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Other assets	¥14,557	¥19,245	$179
Income taxes: Deferred	122,234	155,607	1,449

Net deferred tax liability	¥107,677	¥136,362	$1,270

16. Pension Plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Those trusted contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination in some defined benefit pension plans.

The Company had tax qualified pension plan in which the benefit was determined on the basis of length of service and remuneration at the time of termination. However, effective July 1, 2004, the Company amended its tax qualified pension plan to a cash balance pension plan and a defined contribution pension plan. The cash balance plan is regarded as a defined benefit pension plan and under the cash balance pension plan, each participant has an account, which is calculated yearly based on the current rate of pay, job title, job class and market-related interest rate.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. In fiscal 2005, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of its EPF and transferred the benefit obligation of the substitutional portion as well as the related government-specified portion of plan assets of the EPF to the government. As a result of the completion of the transfer, the Company and certain subsidiaries recognized: a gain on a subsidy from the government of ¥12,425 million ($115 million), a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million ($25 million), and a loss of ¥14,470 million ($135 million) to liquidate the plan, which mainly include amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million ($5 million), which was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income.

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2004 and 2005 is as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Change in benefit obligation:
Benefit obligation at beginning of year	¥74,688	¥81,184	$756
Service cost	3,737	2,872	27
Interest cost	1,655	1,643	15
Plan participants’ contributions	255	—	—
Plan amendments	—	(10,287)	(96)
Actuarial loss	2,478	2,576	24
Foreign currency exchange rate change	(484)	67	1
Benefits paid	(1,522)	(1,865)	(17)
Plan curtailment	(132)	—	—
Settlements	(407)	—	—
Transfer of the substitutional portion of EPF	—	(24,670)	(230)
Acquisition and other	916	858	8

Benefit obligation at end of year	¥81,184	¥52,378	$488

Change in plan assets:
Fair value of plan assets at beginning of year	¥54,492	¥66,684	$621
Actual return on plan assets	6,457	2,768	26
Employer contribution	6,925	6,499	61
Plan participants’ contributions	255	—	—
Benefits paid	(1,371)	(1,618)	(15)
Foreign currency exchange rate change	(287)	44	0
Settlements	26	—	—
Transfer of the substitutional portion of EPF	—	(9,627)	(90)
Acquisition and other	187	514	5

Fair value of plan assets at end of year	¥66,684	¥65,264	$608

The funded status of the plans:
Funded status	¥(14,500)	¥12,886	$120
Unrecognized prior service cost	(2,545)	(12,039)	(112)
Unrecognized net actuarial loss	39,587	24,248	226
Unrecognized net transition obligation	351	364	3

Net amount recognized	¥22,893	¥25,459	$237

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥26,740	¥29,734	$277
Accrued benefit liability	(17,376)	(6,156)	(57)
Intangible asset	84	94	1
Accumulated other comprehensive loss, gross of tax	13,445	1,787	16

Net amount recognized	¥22,893	¥25,459	$237

The accumulated benefit obligations for all defined benefit pension plans were ¥66,642 million and ¥41,597 million ($387 million), respectively, at March 31, 2004 and 2005.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥35,918 million, ¥31,733 million and ¥15,069 million, respectively, at March 31, 2004 and ¥16,191 million ($151 million), ¥12,722 million ($118 million) and ¥7,409 million ($69 million), respectively, at March 31, 2005.

Net pension cost of the plans for fiscal 2003, 2004 and 2005 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Service cost	¥4,060	¥3,737	¥2,872	$27
Interest cost	1,728	1,655	1,643	15
Expected return on plan assets	(1534)	(1231)	(1,375)	(13)
Amortization of unrecognized transition obligation	11	8	1	0
Amortization of unrecognized net actuarial loss	1,588	2,386	2,065	20
Amortization of unrecognized prior service cost	(272)	(272)	(767)	(7)
Plan curtailment and settlements	13	229	27	0
Settlement loss resulting from transfer of substitutional portion of EPF	—	—	11,852	110

Net periodic pension cost	¥5,594	¥6,512	¥16,318	$152

In addition to the above net pension cost, the Company and certain subsidiaries recognized a gain on a subsidy from the government of ¥12,425 million ($115 million), in relation to the transfer of the substitutional portion of EPF. Including the above settlement loss resulting from the transfer of the substitutional portion of EPF, a net gain of ¥573 million ($5 million) in relation to transfer of the substitutional portion of EPF was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income.

The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

Domestic	2003	2004	2005
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.0%	2.0%	2.0%
Rate of increase in compensation levels	1.7%	1.9%	5.0%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.5%	2.0%	2.0%
Rate of increase in compensation levels	2.2%	1.7%	1.9%
Expected long-term rate of return on plan assets	2.5%	2.0%	1.8%

Overseas	2003	2004	2005
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	6.3%	5.7%	5.7%
Rate of increase in compensation levels	4.0%	0.1%	0.3%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	7.0%	6.3%	5.7%
Rate of increase in compensation levels	4.3%	4.0%	0.1%
Expected long-term rate of return on plan assets	9.3%	8.5%	8.3%

In consequence of the amendment of the Company’s pension plan to a cash balance pension plan, the rate of the increase in compensation levels used to determine benefit obligations of the domestic plans at March 31, 2005 included not only the rate of the increase in the base salary but also the rate of the increase in the amounts credited to the participants’ accounts of the cash balance plan, which resulted from participants’ job titles and the promotion of their job classes.

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2004 and 2005 are as follows:

	2004	2005
Equity securities	30.2%	42.3%
Debt securities	31.4	44.4
Life insurance company general accounts	6.2	7.0
Short-term financial instruments	31.0	5.0
Other	1.2	1.3

Total	100.0%	100.0%

Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate a policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥203 million and ¥199 million ($2 million) at March 31, 2004 and 2005, respectively.

The Company and certain subsidiaries expect to contribute ¥5,943 million ($55 million) to those pension plans during the year ending March 31, 2006.

At March 31, 2005, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥1,478	$14
2007	1,551	14
2008	1,585	15
2009	1,796	17
2010	1,857	17
2011-2015	11,512	107

Total	¥19,779	$184

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

The Company abolished this unfunded termination plans at June 2003.

Total costs charged to income for all the plans including the defined benefit plans are ¥7,094 million, ¥9,564 million and ¥4,961 million ($46 million), in fiscal 2003, 2004 and 2005, respectively. The gain on a subsidy from the government of ¥12,425 million ($115 million) and the settlement loss of ¥11,852 million ($110 million) resulting from transfer of substitutional portion of EPF were included in those costs in fiscal 2005.

17. Stock-Based Compensation

The Company has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers, corporate auditors and selected employees.

In fiscal 1999, 2000 and 2001, the Company granted stock options to directors, corporate executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 9.75, 9.7 and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999, 2000 and 2001, respectively. The grant of the rights to purchase treasury shares was accounted for under the intrinsic value method allowed per FASB Statement No.123 (“Accounting for Stock-Based Compensation”).

In fiscal 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of subsidiaries. The warrants issued in fiscal 2001 and 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 126,143 and 124,303 shares of the Company granted for each fiscal year. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No.123.

In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors, corporate executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No.123.

In fiscal 2003, 2004 and 2005, the Company granted stock acquisition rights that had a vesting period of 1.67, 1.92 and 1.92 years and an exercise period of 9.67, 9.92 and 9.92 years, respectively. The acquisition rights were to purchase, in the aggregate, 453,300, 516,000 and 528,900 shares of the Company’s common stock at an exercise price. The acquisition rights were distributed to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies. The issuance of the stock acquisition rights was accounted for under the intrinsic value method allowed per FASB Statement No.123.

The Board of Directors intends to obtain approval from shareholders, at the next general meeting, to be held on June 21, 2005, for an additional grant of stock acquisition rights for 580,000 shares, to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies during the year ending March 31, 2006.

For all plans above, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2003	2004	2005
Grant-date fair value	¥3,126	¥3,351	¥5,917	$(55.10)
Expected life	6.95 Years	8.90 Years	8.92 Years
Risk-free rate	0.52%	0.81%	1.67%
Expected volatility	43.52%	41.79%	42.67%
Expected dividend yield	0.339%	0.346%	0.210%

The following table summarizes information about stock option activity for fiscal 2003, 2004 and 2005:

	2003		2004		2005
		Weighted average exercise price		Weighted average exercise price		Weighted average exercise price
	Number of shares	Yen	Number of shares	Yen	Number of shares	Yen	U. S. dollar
Outstanding at beginning of year	1,568,253	¥11,991	1,833,405	¥11,333	2,050,910	¥10,349	$96.37
Granted	453,300	7,452	516,000	7,230	528,900	12,121	112.87
Exercised	(62,929)	6,899	(25,200)	7,779	(329,989)	8,501	79.16
Forfeited or expired	(125,219)	7,758	(273,295)	11,297	(145,138)	13,674	127.33

Outstanding at end of year	1,833,405	11,333	2,050,910	10,349	2,104,683	10,855	101.08

Exercisable at end of year	767,905	¥11,225	1,086,010	¥13,029	1,069,283	¥11,950	$111.28

The exercise prices of the granted options were adjusted on April 1 , 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

Summary information about the Company’s stock options outstanding and exercisable at March 31 , 2005 is as follows:

	Outstanding			Exercisable
Range of exercise price	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
Yen		Years	Yen		Yen
¥7,230-¥10,000	801,900	7.63	¥7,332	294,400	¥7,509
10,001-13,000	995,583	7.17	12,020	467,683	11,907
13,001-16,272	307,200	5.25	16,272	307,200	16,272

7,230-16,272	2,104,683	7.06	10,855	1,069,283	11,950

	Outstanding			Exercisable
Range of exercise price	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
U.S. dollars		Years	U.S. dollars		U.S. dollars
$67.32-$93.12	801,900	7.63	$68.27	294,400	$69.92
93.13-121.05	995,583	7.17	111.93	467,683	110.88
121.06-151.52	307,200	5.25	151.52	307,200	151.52

67.32-151.52	2,104,683	7.06	101.08	1,069,283	111.28

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2003, 2004 and 2005 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2002	¥14,756	¥(6,834)	¥(14,800)	¥(6,562)	¥(13,440)
Net unrealized losses on investment in securities, net of tax of ¥7,887 million	(14,300)				(14,300)
Reclassification adjustment for losses included in net income, net of tax of ¥(841) million	1,461				1,461
Minimum pension liability adjustments, net of tax of ¥(1,986) million		2,652			2,652
Foreign currency translation adjustments, net of tax of ¥835 million			(15,780)		(15,780)
Reclassification adjustment for losses included in net income			661		661
Net unrealized losses on derivative instruments, net of tax of ¥1,040 million				(1,785)	(1,785)
Reclassification adjustment for losses included in net income, net of tax of ¥(595) million				784	784

Current period change	(12,839)	2,652	(15,119)	(1,001)	(26,307)

Balance at March 31, 2003	1,917	(4,182)	(29,919)	(7,563)	(39,747)
Net unrealized gains on investment in securities, net of tax of ¥(17,929) million	26,875				26,875
Reclassification adjustment for losses included in net income, net of tax of ¥2,750 million	(3,744)				(3,744)
Minimum pension liability adjustments, net of tax of ¥2,573 million		(3,785)			(3,785)
Foreign currency translation adjustments, net of tax of ¥3,192 million			(15,467)		(15,467)
Reclassification adjustment for losses included in net income			(243)		(243)
Net unrealized gains on derivative instruments, net of tax of ¥(1,846) million				2,588	2,588
Reclassification adjustment for losses included in net income, net of tax of ¥(265) million				382	382

Current period change	23,131	(3,785)	(15,710)	2,970	6,606

Balance at March 31, 2004	25,048	(7,967)	(45,629)	(4,593)	(33,141)
Net unrealized gains on investment in securities, net of tax of ¥(13,192) million	23,205				23,205
Reclassification adjustment for losses included in net income, net of tax of ¥5,628 million	(8,103)				(8,103)
Minimum pension liability adjustments, net of tax of ¥(4,781) million		6,877			6,877
Foreign currency translation adjustments, net of tax of ¥(81) million			4,971		4,971
Reclassification adjustment for losses included in net income			1,048		1,048
Net unrealized gains on derivative instruments, net of tax of ¥(1,467) million				2,738	2,738
Reclassification adjustment for losses included in net income, net of tax of ¥(398) million				532	532

Current period change	15,102	6,877	6,019	3,270	31,268

Balance at March 31, 2005	¥40,150	¥(1,090)	¥(39,610)	¥(1,323)	¥(1,873)

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2004	$233	$(74)	$(425)	$(42)	$(308)
Net unrealized gains on investment in securities, net of tax of $ (123) million	216				216
Reclassification adjustment for losses included in net income, net of tax of $53 million	(75)				(75)
Minimum pension liability adjustments net of tax of $(45) million		64			64
Foreign currency translation adjustments, net of tax of $(1) million			46		46
Reclassification adjustment for losses included in net income			10		10
Net unrealized gains on derivative instruments, net of tax of $(14) million				25	25
Reclassification adjustment for losses included in net income, net of tax of (3) $million				5	5

Current period change	141	64	56	30	291

Balance at March 31, 2005	$374	$(10)	$(369)	$(12)	$(17)

19. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2003, 2004 and 2005 are as follows:

	Number of shares
	2003	2004	2005
Beginning balance	84,303,985	84,365,914	84,366,314
Exercise of warrants	61,929	400	249,089
Conversion of convertible bonds	—	—	3,380,687

Ending balance	84,365,914	84,366,314	87,996,090

Prior to October 1, 2001, the Japanese Commercial Code (the “Code”) provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equaled 25% of issued capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

The Board of Directors resolved in May 2005 that total of ¥3,496 million ($33 million) dividends shall be distributed to the shareholders of record as of March 31, 2005. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.

The amount available for dividends under the Code is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, and there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and earnings associated with derivative contracts, amounting to ¥19,992 million ($186 million) as of March 31, 2005. As a result, the amount available for dividends is ¥109,312 million ($1,018 million) as of March 31, 2005.

Retained earnings at March 31, 2005 include ¥39,617 million ($369 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2005, the restricted net assets of certain subsidiaries include regulatory capital requirements for life insurance, banking and securities brokerage operations of ¥31,414 million ($293 million).

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2003, 2004 and 2005 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Brokerage commissions	¥2,400	¥3,967	¥4,516	$42
Net gains on investment securities	8,457	22,058	29,390	274

	¥10,857	¥26,025	¥33,906	$316

Trading activities—Net gains on investment securities include net trading loss of ¥1,040 million, net trading gain of ¥1,500 million and net trading loss of ¥215 million ($2 million) for fiscal 2003,2004 and 2005, respectively. Net gains of ¥231 million, ¥431 million and net losses of ¥166 million ($2 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2003, 2004 and 2005, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2003, 2004 and 2005 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Life insurance premiums	¥122 963	¥119,458	¥125,806	$1,172
Life insurance related investment income	15,476	14,696	11,198	104

	¥138,439	¥134,154	¥137,004	$1,276

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2003, 2004 and 2005 amounted to ¥11,740 million, ¥10,017 million and ¥10,359 million ($ 96 million), respectively.

22. Other Operations

In fiscal 2003, 2004 and 2005, other operating revenues include revenues from integrated facilities management operations, which amounted to ¥11,731 million, ¥17,705 million and ¥30,974 million ($288 million), respectively, and their related expenses were ¥9,602 million, ¥15,599 million and ¥28,534 million ($266 million), respectively, which are included in other operating expenses.

Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business and the servicing of receivables in a foreign subsidiary, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2003, 2004 and 2005, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2003, 2004 and 2005.

23. Write-downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for impairment on some assets for which events or changes in circumstances indicated that the carrying amount might not be recoverable. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. When It is determined that an asset’s carrying amount Is not recoverable, an impairment loss is measured as the amount by which the carrying amount exceeds the asset’s estimated fair value. Fair value was calculated by independent third party appraisals, appraisals prepared internally by the Company’s own staff of appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value.

During fiscal 2003, 2004 and 2005, the Company and certain subsidiaries recognized impairment losses for the difference between long-lived asset carrying values and estimated fair values in the amount of ¥50,682 million, ¥12,345 million and ¥11,713 million ($109 million), respectively, which are reflected as write-downs of long-lived assets. The losses of ¥1,879 million ($18 million) were included in the Americas’ segment, ¥1,318 million ($12 million) were included in the real estate segment and ¥768 million ($7 million) were included in the real estate-related finance segment respectively, and the remaining ¥7,748 million ($72 million) of losses was recorded separately from segment information for assets considered corporate assets in fiscal 2005. The details of significant write-downs are as follows.

Golf courses— In fiscal 2003, certain subsidiaries determined to write their owned four golf courses down to each its estimated fair value due to the reduction in playing fees reflecting competition with surrounding golf courses resulting in write-downs of long-lived assets of ¥25,270 million. In fiscal 2004, certain subsidiaries wrote their two golf courses down to each its estimated fair value resulting in write-downs of long-lived assets of ¥3,473 million due to cash flows declining on their golf courses because of competition with surrounding golf courses, which resulted in a decrease in the number of visitors and playing fees. There was no impairment for these golf courses in fiscal 2005.

Corporate Dormitories—The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. During fiscal 2003, ¥3,137 million of write-downs for several dormitory properties were recorded, due to the deterioration of terms and conditions of lease contracts between those corporations and the Company or a subsidiary. During fiscal 2004, ¥2,071 million of write-downs for a few dormitory properties were recorded, due to some lease contracts with corporate customers that were restructured at lower rental rates or expired without being renewed. During fiscal 2005, the Company determined that expected future cash flows were less than the current carrying amount for one dormitory property because the lease contract with corporate customer expired without being renewed, and recognized its estimated fair value was below current carrying amount. As the result, the Company wrote down the dormitory to its estimated fair value resulting in write-downs of long-lived assets of ¥500 million ($5 million).

Office Buildings— During fiscal 2003, ¥7,257 million of write-downs were recorded, due to a decline in current rental rates. During fiscal 2004, the business environment for office buildings recovered slightly and rental rates stopped declining in certain areas, but the Company wrote down to the estimated fair value of an office building in a city other than Tokyo resulting in write-downs of long-lived assets of ¥766 million. During fiscal 2005, the business environment for office buildings improved compared to the previous fiscal year, but the Company wrote down to the estimated fair value of an office building in a city other than Tokyo, Osaka and Nagoya resulting in write-downs of long-lived assets of ¥306 million ($3 million). This office building became vacant due to the bankruptcy of an office tenant and the Company determined its carrying amount was not recoverable with expected future cash flows.

Hotel properties and Commercial Complex— During fiscal 2003, ¥4,910 million of write-downs were recorded due to the decline in occupancy rates at several of the hotel properties owned by the Company and certain subsidiaries. During fiscal 2004, a subsidiary in the United States reexamined the expected future cash flows generated from a certain commercial complex in a redevelopment area due to changes of the development project. Accordingly the subsidiary wrote this property down to the estimated fair value resulting in write-downs of ¥3,019 million. During fiscal 2005, a subsidiary in the United States determined that expected future cash flows were less than the current carrying amount for a certain commercial complex due to a decrease in current rental rates. The estimated fair value was less than the current carrying amount, and as the result, the subsidiary recorded ¥1,879 million ($17 million) of write-downs.

Condominiums— During fiscal 2003 and 2004, ¥6,480 million of write-downs for approximately 540 units and ¥915 million of write-downs for approximately 160 units were recorded, respectively, due to the decline in the expected cash flows by each unit. During fiscal 2005, the Company tested for impairment based on cash flow information by each unit and wrote these condominiums down to their estimated fair value resulting in write-downs of long-lived assets of ¥554 million ($5 million) for approximately 90 units.

Others— During fiscal 2003 and 2004, the Company and certain subsidiaries recorded ¥3,628 million and ¥2,101 million of write-downs of long-lived assets, respectively, for other long-lived assets including developed and undeveloped land. During fiscal 2005, the Company and certain subsidiaries recorded impairment losses of ¥8,474 million ($79 million) for properties consisting of ¥7,705 million ($72 million) of a write-down for a property in Japan that was reclassified from office facilities to rental purpose and was assessed based on its revised expected future cash flows as rental purpose after it was decided that the building would be rebuilt, and ¥769 million ($7 million) for other real estate including developed and undeveloped land.

24. Discontinued Operations

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2004 and 2005, the Company, its subsidiaries in Japan and a subsidiary in the United States sold real estate for rental without significant continuing involvement in those sold properties and earned ¥3,747 million and ¥9,964 million ($93 million) of aggregated gains, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without a significant continuing involvement in those properties of ¥9,131 million and ¥16,532 million ($154 million) which are mainly included in the investment in operating leases in the accompanying consolidated balance sheets at March 31, 2004 and 2005. Under this Statement, the Company and the subsidiaries report these gains on sales of rental properties, rental revenues generated and other expenses incurred by the operations of both the properties, which have been sold and to be disposed of by sale as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of these properties recognized in fiscal 2003 and 2004 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income. Revenues from operations for the discontinued operations reclassified in fiscal 2003, 2004 and 2005 are ¥4,578 million, ¥9,832 million and ¥13,872 million ($129 million), respectively, and income before income taxes are ¥902 million, ¥4,916 million and ¥10,037 million ($93 million) in fiscal 2003, 2004 and 2005, respectively.

25. Per Share Data

In Japan, dividends which are payable to shareholders of record at the end of a fiscal year had been approved at the annual general meeting of shareholders held subsequent to the year-end fiscal 2003. After fiscal 2004, the Company adopted a “Company with Committees” board model, which became possible as a result of an amendment to the Japanese Commercial Code effective in April 2003, and accordingly dividends are resolved at the board of directors meeting held subsequent to the year-end. Therefore, the declaration of these dividends is not reflected in the financial statements at such fiscal year-ends.

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2003, 2004 and 2005 is as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Income from continuing operations	¥24,578	¥50,510	¥85,521	$796
Effect of dilutive securities—
Convertible notes	85	1,432	1,362	13

Income from continuing operations for diluted EPS computation	¥24,663	¥51,942	¥86,883	$809

	Thousands of shares
	2003	2004	2005
Weighted-average shares	83,672	83,685	84,110
Effect of dilutive securities—
Warrants	—	97	381
Convertible notes	5,273	8,409	8,120
Treasury stock	5	4	45

Weighted-average shares for diluted EPS computation	88,950	92,195	92,656

	Yen			U.S. dollars
	2003	2004	2005	2005
Earnings per share for income from continuing operations:
Basic	¥293.74	¥603.58	¥1,016.78	$9.47
Diluted	277.27	563.39	937.70	8.73

As a result of adopting EITF Issue No. 04-8 (“the Effect of Contingently Convertible Instruments on Diluted Earnings per Share”), diluted earnings per share for income from continuing operations and net income for fiscal 2004 have been restated retroactively in the above table. It did not have a dilutive effect on earnings per share for fiscal 2003:

26. Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2005 mature at various dates through 2020. Net losses before deducting applicable taxes on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses and other operating revenues were ¥784 million, ¥382 million and ¥532 million ($5 million) during fiscal 2003, 2004 and 2005, respectively. Net losses of ¥124 million, net gains of ¥19 million and ¥45 million ($0 million), which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating expenses and other operating revenues, for fiscal 2003, 2004 and 2005, respectively. Approximately ¥708 million ($7 million) of net derivative losses included in accumulated other comprehensive loss, net of applicable income taxes at March 31, 2005 will be reclassified into earnings through other operating expenses within fiscal 2006.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2003, 2004 and 2005, a gain of ¥0 million, ¥3 million and ¥231 million ($2 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating revenues.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain (loss) of foreign currency translation adjustments for fiscal 2003, 2004 and 2005 were a gain of ¥5,052 million, ¥9,010 million and a loss of ¥6,471 million ($60 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31, 2004 and 2005, the total face amounts were ¥29,735 million and ¥4,488 million ($42 million), respectively, and the fair value of conversion option were ¥910 million and ¥12 million ($0 million), respectively.

The following table provides notional amount information about derivative instruments as of March 31, 2004 and 2005. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Interest rate risk management:
Interest rate swap agreements	¥440,894	¥366,838	$3,416
Options and caps held	56,361	44,752	417
Forward contracts	97,510	—	—

Foreign exchange risk management:
Foreign exchange forward contracts	¥117,939	¥146,964	$1,369
Futures	114	124	1
Foreign currency swap agreements	224,628	136,636	1,272

Trading activities:
Futures	¥213,802	¥120,090	$1,118
Options and caps held	1,446	1,388	13
Options and caps written	1,317	1,000	9
Foreign exchange forward contracts	8,387	4,136	39

27. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, a significant decline in real estate markets could result in a decline in value of the secured real estate below the mortgage setting amount which would expose the Company and certain subsidiaries to unsecured credit risk.

At March 31, 2004 and 2005, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥3,878 billion, or 83%, at March 31, 2004 and approximately ¥4,230 billion ( 39,389 million), or 85%, at March 31, 2005 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥418 billion and ¥364 billion ($3,390 million) as of March 31, 2004 and 2005, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2004 and 2005, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 12.1% and 12.0% as of March 31, 2004 and 2005, respectively.

28. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2004

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥26,354	¥26,354
Futures:
Assets	602	602
Liabilities	44	44
Options and other derivatives:
Assets	45	45
Liabilities	32	32
Non-trading instruments
Assets:
Cash and cash equivalents	152,235	152,235
Restricted cash	35,621	35,621
Time deposits	677	677
Installment loans (net of allowance for probable loan losses)	2,147,928	2,162,285
Investment in securities:
Practicable to estimate fair value	386,797	386,797
Not practicable to estimate fair value	138,777	138,777
Liabilities:
Short-term debt	903,916	903,916
Deposits	292,545	296,036
Long-term debt	2,662,719	2,672,585
Foreign exchange forward contracts:
Assets	1,566	1,566
Liabilities	1,264	1,264
Foreign currency swap agreements:
Assets	16,607	16,607
Liabilities	1,328	1,328
Interest rate swap agreements:
Assets	1,386	1,386
Liabilities	9,364	9,364
Options and other derivatives:
Assets	1,590	1,590
Liabilities	1	1

March 31, 2005

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥47,784	¥47,784	$445	$445
Futures:
Assets	264	264	2	2
Liabilities	60	60	1	1
Options and other derivatives:
Assets	11	11	0	0
Liabilities	50	50	0	0
Non-trading instruments
Assets:
Cash and cash equivalents	145,380	145,380	1,354	1,354
Restricted cash	53,193	53,193	495	495
Time deposits	8,678	8,678	81	81
Installment loans (net of allowance for probable loan losses)	2,307,611	2,306,350	21,489	21,476
Investment in securities:
Practicable to estimate fair value	390,542	390,542	3,637	3,637
Not practicable to estimate fair value	150,945	150,945	1,405	1,405
Liabilities:
Short-term debt	947,871	947,871	8,826	8,826
Deposits	336,588	341,846	3,134	3,183
Long-term debt	2,861,863	2,873,735	26,649	26,760
Foreign exchange forward contracts:
Assets	471	471	4	4
Liabilities	3,925	3,925	37	37
Foreign currency swap agreements:
Assets	5,256	5,256	49	49
Liabilities	2,729	2,729	25	25
Interest rate swap agreements:
Assets	1,900	1,900	18	18
Liabilities	3,616	3,616	34	34
Options and other derivatives:
Assets	22	22	0	0

The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

Investment in securities—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

29. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2005, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥8,538 million ($80 million).

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2032.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥1,394	$13
2007	1,000	9
2008	764	7
2009	427	4
2010	201	2
Thereafter	1,246	12

Total	¥5,032	$47

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,293 million, ¥7,042 million and ¥8,428 million ($78 million) in fiscal 2003, 2004 and 2005, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥1,795 million, ¥3,320 million and ¥3,405 million ($32 million) in fiscal 2003, 2004 and 2005, respectively. The longest contract of them will mature in fiscal 2009. At March 31, 2005, the amounts due in each of the next five years are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥3,409	$32
2007	3,389	31
2008	1,689	16
2009	129	1
2010	—	—

Total	¥8,616	$80

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥179,003 million ($1,667 million) as of March 31, 2005.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2005, the total unused credit amount available is ¥222,249 million ($2,070 million).

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The following table represents the summary of guarantees recorded as guarantee liabilities as of March 31, 2004 and 2005 and potential future payments of the guarantee contracts outstanding:

	Millions of yen				Millions of U.S. dollars
	2004		2005		2005
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥43,402	¥10,024	¥37,391	¥8,543	$348	$80
Consumer loans	25,473	2,809	21,908	2,606	204	24
Corporate loans	53,672	1,726	102,698	3,035	957	28
Other	2,964	—	1,728	108	16	1

Total	¥125,511	¥14,559	¥163,725	¥14,292	$1,525	$133

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. Total amounts of such guarantee and guarantee commissions are ¥73,500 million ($684 million) and ¥1,293 million ($12 million) as of March 31, 2005, respectively.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

30. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the corporate financial services segment and real estate-related finance in operations in Japan segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

Corporate financial services operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Automobile operations comprise automobile leasing operations and automobile rental operations. Rental operations comprise operating leases over measuring equipment and information-related equipment. Real estate-related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments, office buildings development and sales as well as the rental and management of office buildings, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The two overseas operating segments, the Americas and Asia, Oceania and Europe, include direct financing lease operations, investment in debt securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under operations in Japan, other. They primarily include securities brokerage, venture capital operations, card loans and corporate rehabilitation business.

Effective January 1, 2005, the Company integrated seven group companies, which were involved in automobile leasing and rental operations, into ORIX Auto Corporation, in order to control and manage the overall automobile operations under one company. The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from this fiscal year. The “Rental Operations” segment now includes only the rental operations of precision measuring and information-related equipment. The Company had managed the “Europe” segment as an independent operating segment apart from the “Asia and Oceania” segment. Due to the downsizing of the business operation in the Europe area, the Company reviewed its business management policy and consequently, the management decided to integrate the “Europe” segment into the “Asia and Oceania” segment. From this fiscal year the new segment is shown as the “Asia, Oceania and Europe” segment. Accordingly, certain amounts in fiscal 2003 and 2004 have been reclassified retroactively to conform to the fiscal 2005 presentation.

Financial information of the segments for fiscal 2003, 2004 and 2005 is as follows:

Year ended March 31, 2003	Millions of yen
	Operations in Japan							Overseas operations		Total
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥82,059	¥66,215	¥68,162	¥52,548	¥110,092	¥138,511	¥61,240	¥61,643	¥75,005	¥715,475
Interest revenue	18,623	20	8	28,991	414	—	41,474	30,460	11,232	131,222
Interest expense	15,281	3,165	1,177	6,303	2,122	86	3,453	18,808	16,855	67,250
Depreciation and amortization	21,727	15,759	39,642	3,048	4,487	75	4,077	2,880	23,428	115,123
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,004	485	2,373	8,499	4	108	14,195	8,173	2,865	54,706
Write-downs of long-lived assets	—	—	—	—	50,682	—	—	—	—	50,682
Increase in policy liabilities	—	—	—	—	—	5,889	—	—	—	5,889
Equity in net income (loss) of and gains (losses) on sales of affiliates	(73)	—	—	561	2	—	3,168	4,433	1,202	9,293
Discontinued operations	(9)	—	—	280	856	72	—	(297)	—	902
Segment profit (loss)	27,560	17,775	3,225	19,572	(39,441)	4,791	8,452	1,332	9,029	52,295
Segment assets	1,525,968	385,385	126,466	931,513	303,838	579,805	387,978	618,148	513,081	5,372,182
Long-lived assets	17,740	39,566	77,679	86,247	207,821	18,350	216	70,784	116,830	635,233
Expenditures for long-lived assets	167	27,335	47,835	5,201	30,106	327	—	907	28,529	140,407
Investment in affiliates	161	22	—	13,118	—	—	40,636	27,866	49,373	131,176

Year ended March 31, 2004	Millions of yen
	Operations in Japan							Overseas operations		Total
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥80,418	¥72,614	¥73,235	¥56,804	¥148,217	¥133,391	¥73,987	¥50,373	¥71,176	¥760,215
Interest revenue	17,944	10	6	32,099	381	—	38,691	18,206	8,896	116,233
Interest expense	15,082	2,561	1,408	6,335	2,346	87	3,138	12,598	13,823	57,378
Depreciation and amortization	21,958	17,966	41,682	4,262	4,194	73	2,805	2,735	22,813	118,488
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	16,009	2,218	(249)	6,870	86	912	16,729	4,476	2,541	49,592
Write-downs of long-lived assets	143	—	—	—	8,052	—	—	3,019	—	11,214
Decrease in policy liabilities	—	—	—	—	—	15,771	—	—	—	15,771
Equity in net income (loss) of and gains (losses) on sales of affiliates	(61)	12	—	475	12	—	3,144	4,369	9,595	17,546
Discontinued operations	29	—	—	1,661	855	58	—	2,313	—	4,916
Segment profit	27,150	17,921	8,058	18,102	6,244	5,382	10,079	7,601	16,596	117,133
Segment assets	1,416,117	418,412	119,388	909,019	309,558	582,473	412,505	472,595	469,675	5,109,742
Long-lived assets	18,189	76,480	78,198	71,006	192,969	25,225	786	60,208	108,051	631,112
Expenditures for long-lived assets	2,813	33,156	47,512	12,458	40,410	8,090	1	8,384	30,946	183,770
Investment in affiliates	99	35	—	(676)	634	12,852	50,568	26,778	58,888	149,178

Year ended March 31, 2005	Millions of yen
	Operations in Japan							Overseas operations		Total
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥87,708	¥89,404	¥68,447	¥100,567	¥172,728	¥136,857	¥143,754	¥53,084	¥73,089	¥925,638
Interest revenue	25,043	7	7	47,136	301	1	37,245	18,359	8,139	136,238
Interest expense	12,760	2,835	1,042	7,262	3,495	90	3,734	10,408	13,278	54,904
Depreciation and amortization	23,010	26,613	41,936	3,548	4,859	94	5,006	3,154	23,240	131,460
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,529	(129)	63	16,697	290	113	9,971	1,498	542	39,574
Write-downs of long-lived assets	—	—	—	768	1,318	—	—	1,879	—	3,965
Decrease in policy liabilities	—	—	—	—	—	41,902	—	—	—	41,902
Equity in net income (loss) of and gains (losses) on sales of affiliates	350	6	—	(735)	984	1,406	11,511	(1,546)	11,150	23,126
Discontinued operations	121	—	—	3,298	2,819	250	—	3,549	—	10,037
Segment profit	43,848	21,088	9,384	22,269	15,546	7,223	20,970	15,621	22,133	178,082
Segment assets	1,506,311	451,715	118,427	1,106,548	350,254	567,023	489,758	403,399	498,855	5,492,290
Long-lived assets	17,105	103,316	64,881	128,564	206,426	23,508	3,224	44,898	121,553	713,475
Expenditures for long-lived assets	662	58,157	36,279	67,098	40,615	116	23	3,071	38,512	244,533
Investment in affiliates	943	41	—	(727)	36,400	8,994	116,194	23,316	78,255	263,416

Year ended March 31, 2005	Millions of U.S. dollars
	Operations in Japan							Overseas operations		Total
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	$817	$833	$637	$936	$1,608	$1,274	$1,339	$494	$681	$8,619
Interest revenue	233	0	0	439	3	0	347	171	76	1,269
Interest expense	118	26	10	68	32	1	35	97	124	511
Depreciation and amortization	214	248	391	33	45	1	47	29	216	1,224
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	98	(1)	1	155	3	1	93	14	5	369
Write-downs of long-lived assets	—	—	—	7	12	—	—	18	—	37
Decrease in policy liabilities	—	—	—	—	—	390	—	—	—	390
Equity in net income (loss) of and gains (losses) on sales of affiliates	3	0	—	(7)	9	13	107	(14)	104	215
Discontinued operations	1	—	—	31	26	2	—	33	—	93
Segment profit	408	196	87	207	145	67	197	145	206	1,658
Segment assets	14,027	4,206	1,103	10,304	3,262	5,280	4,560	3,756	4,645	51,143
Long-lived assets	160	962	604	1,197	1,922	219	30	418	1,132	6,644
Expenditures for long-lived assets	6	541	338	625	378	1	0	29	359	2,277
Investment in affiliates	9	0	—	(7)	339	84	1,082	217	729	2,453

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interest income and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-downs of certain long-lived assets, are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s asset. However, the effect resulting from this allocations not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Revenues:
Total revenues for segments	¥715,475	¥760,215	¥925,638	$8,619
Revenue related to corporate assets	7,993	6,287	5,184	49
Revenue from discontinued operations	(4,578)	(9,832)	(13,872)	(129)

Total consolidated revenues	¥718,890	¥756,670	¥916,950	$8,539

Segment profit:
Total profit for segments	¥52,295	¥117,133	¥178,082	$1,658
Corporate interest expenses, general and administrative expenses	(5,403)	(7,975)	(3,957)	(37)
Corporate write-downs of securities	(3,408)	(2,637)	(816)	(8)
Corporate write-downs of long-lived assets	—	(1,131)	(7,748)	(72)
Corporate other gain or loss	2,804	1,480	(1,177)	(11)
Discontinued operations	(902)	(4,916)	(10,037)	(93)

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥45,386	¥101,954	¥154,347	$1,437

Segment assets:
Total assets for segments	¥5,372,182	¥5,109,742	¥5,492,290	$51,143
Cash and cash equivalents, restricted cash and time deposits	224,532	188,533	207,251	1,930
Allowance for doubtful receivables on direct financing leases and probable loan losses	(133,146)	(128,020)	(115,250)	(1,073)
Other receivables	146,650	142,711	160,263	1,492
Other corporate assets	320,849	311,991	324,399	3,021

Total consolidated assets	¥5,931,067	¥5,624,957	¥6,068,953	$56,513

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for domestic operations and on the bases of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2003, 2004 and 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, as of April 1, 2002, the Company and its subsidiaries changed the accounting for unamortized deferred credits and goodwill resulting from prior business combinations and equity method investments.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the readers. We have recomputed the translation, and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 (ab).

Tokyo, Japan

May 18, 2005

DIRECTORY (BY SEGMENT )

Operations in Japan

	Principal Business	Established (Acquired)	ORIX Ownership
• Corporate Financial Services
ORIX Corporation		Apr. 1964
Tokyo Sales Headquarters	Leasing, Lending, Other Financial Services
Kinki (Osaka) Sales Headquarters
District Sales Headquarters
OQL Headquarters
ORIX Alpha Corporation	Leasing, Lending	Mar. 1972	100%
Sun Leasing Corporation*[1]	Medical Equipment Leasing	(Sep. 1999)	100%
Momiji Lease Corporation	Leasing	(Mar. 2002)	95%
Nittetsu Lease Co., Ltd.	Leasing, Lending, Other Financial Services	(Jul. 2002)	90%
ORIX Kitakanto Corporation*[2]	Leasing, Lending, Other Financial Services	(Jan. 2005)	95%

• Automobile Operations
ORIX Auto Corporation	Automobile Leasing & Rentals	Jun. 1973	100%

• Rental Operations
ORIX Rentec Corporation	Rentals of Test, Measurement, and IT-Related Equipment	Sep. 1976	100%
ORIX Rentec (Singapore) Pte. Limited (Singapore)		Oct. 1995	100%
ORIX Rentec (Malaysia) Sdn. Bhd. (Malaysia)		Nov. 1996	94%
ORIX Rentec (Korea) Corporation (South Korea)		Apr. 2001	100%
ORIX Rentec (Tianjin) Corporation (China)		Aug. 2004	80%

• Real Estate-Related Finance
ORIX Corporation		Apr. 1964
Real Estate Finance Headquarters	Real Estate-Related Finance
ORIX Trust and Banking Corporation	Trust & Banking Services, Housing Loans	(Apr. 1998)	100%
ORIX Asset Management & Loan Services Corporation	Loan Servicing	Apr. 1999	100%
ORIX Asset Management Corporation	REIT Asset Management	Sep. 2000	100%

• Real Estate
ORIX Corporation		Apr. 1964
Real Estate Business Headquarters	Real Estate Development & Management
ORIX Estate Corporation	Real Estate, Leisure Facility & Driving School Management	(Dec. 1986)	100%
BlueWave Corporation	Training Facility & Hotel Management	Aug. 1991	100%
ORIX Real Estate Corporation	Real Estate Development & Management	Mar. 1999	100%
ORIX Golf Corporation	Golf Course Development & Management	Jul. 2000	100%
ORIX Facilities Corporation	Integrated Facilities Management	(Sep. 2001)	85%

• Life Insurance
ORIX Life Insurance Corporation	Life Insurance	Apr. 1991	100%

• Other
ORIX Corporation		Apr. 1964
Investment Banking Headquarters*[3]	Investment Banking
Alternative Investment & Development Headquarters
ORIX Insurance Services Corporation	Casualty & Life Insurance Agency	Sep. 1976	100%
ORIX Credit Corporation*[4]	Card Loans	Jun. 1979	100%
ORIX Capital Corporation	Venture Capital	Oct. 1983	100%
ORIX Securities Corporation	Securities Brokerage & Online Trading	(Mar. 1986)	100%
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management	(Oct. 1988)	80%

*1	Sun Leasing Corporation was merged into ORIX Corporation on April 1, 2005.
*2	ORIX purchased Kitakanto Lease Company Limited from the Ashikaga Financial Group, Inc., in January 2005 and the name was changed to ORIX Kitakanto Corporation in April 2005.
*3	Of the businesses conducted by the Investment Banking Headquarters, the aircraft finance and ship finance activities are recorded in the “Asia, Oceania and Europe” segment.
*4	ORIX Club Corporation was merged into ORIX Credit Corporation on April 1, 2004.

	Principal Business	Established (Acquired)	ORIX Ownership
ORIX COMMODITIES Corporation	Securities & Commodity Futures Trading	Jan. 1990	100%
ORIX Eco Services Corporation	Environmental Management & Consulting Services	Apr. 1998	100%
ORIX Interior Corporation	Sale & Manufacture of Interior Furnishings	Oct. 1998	100%
ORIX Investment Corporation	Alternative Investment	Jun. 1999	100%
ORIX Resource Recycling Services Corporation	Waste Recycling	Sep. 2002	100%
ORIX M&A Solutions Corporation	M&A & Corporate Restructuring Advisory Services	Feb. 2003	100%
Kuribayashi Leasing Co., Ltd.	Leasing	(Apr. 1977)	35%
The Chugin Lease Company Limited	Leasing	Apr. 1982	30%
YAMAGUCHI LEASE CO., LTD.	Leasing	May 1983	35%
Hokugin Lease Co., Ltd.	Leasing	Jul. 1983	30%
Nissay Leasing Co., Ltd.	Leasing	Mar. 1984	30%
The Minato Leasing Co., Ltd.	Leasing	Jun. 1984	35%
The Torigin Leasing Co., Ltd.	Leasing	Oct. 1984	45%
Hyakugo Leasing Company Limited	Leasing	Oct. 1984	45%
Tokugin ORIX Co., Ltd.	Leasing	Nov. 1984	30%
Shigagin Leasing Capital Co., Ltd.	Leasing	May 1985	34%
Sengin Sogo Leasing Co., Ltd.	Leasing	Oct. 1985	29%
Kagawagin Leasing Co., Ltd.	Leasing	May 1986	30%
YAMAGUCHI MORTGAGE CO., LTD.	Mortgage Lending	Jul. 1989	40%
Casco Co., Ltd.	Consumer Loans	(May 1999)	40%
ORIX Insurance Planning Corporation	Agency Sales & Development of Non-Life Insurance Products	Sep. 1999	50%

• ORIX Headquarter Functions (Not Included in Segment Financial Information)
ORIX Corporation International Headquarters	Administration of Overseas Activities	Apr. 1964
ORIX Computer Systems Corporation	Software Engineering & Systems Management	Mar. 1984	100%
ORIX Create Corporation	Coordination of Advertising Activities	Jul. 1998	100%
ORIX Management Information Center Corporation	Accounting & Administrative Services	Oct. 1999	100%
ORIX Callcenter Corporation	Call Center	Nov. 1999	100%
ORIX Human Resources Corporation	Outplacement Services	Feb. 2002	100%

Overseas Operations

	Country	Principal Business	Established (Acquired)	ORIX Ownership
• The Americas
ORIX USA Corporation	U.S.A.	Corporate Finance	Aug. 1981	100%
		Leasing
		Real Estate
		Loan Servicing
		Debt Investment
		Development
Stockton Holdings Limited	Bermuda	Futures Trading, Reinsurance	(Jul. 1989)	27%

• Asia, Oceania and Europe

ORIX Asia Limited	China (Hong Kong)	Leasing, Automobile Leasing	Sep. 1971	100%
ORIX Leasing Singapore Limited	Singapore	Leasing, Hire Purchase, Factoring	Sep. 1972	50%
ORIX Investment and Management Private Limited	Singapore	Equity Investment	May 1981	100%
ORIX CAR RENTALS PTE. LTD.	Singapore	Automobile Leasing & Rentals, Hire Purchase	Sep. 1981	45%

	Country	Principal Business	Established (Acquired)	ORIX Ownership
ORIX Capital Resources Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Ship Resources Private Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Maritime Corporation	Japan	Ship Operation Management	Nov. 1977	100%
ORIX Leasing Malaysia Berhad	Malaysia	Leasing, Lending, Hire Purchase	Sep. 1973	80%
ORIX Car Rentals Sdn. Bhd.*[5]	Malaysia	Automobile Rentals	Feb. 1989	28%
ORIX Auto Leasing Malaysia Sdn. Bhd.	Malaysia	Automobile Leasing	Oct. 2000	80%
PT. ORIX Indonesia Finance*[6]	Indonesia	Leasing, Automobile Leasing	Apr. 1975	96%
ORIX METRO Leasing and Finance Corporation	Philippines	Leasing, Automobile Leasing	Jun. 1977	40%
Thai ORIX Leasing Co., Ltd.	Thailand	Leasing	Jun. 1978	49%
ORIX Auto Leasing (Thailand) Co., Ltd.*[7]	Thailand	Automobile Leasing & Rentals	(Aug. 2001)	85%
Lanka ORIX Leasing Company Limited	Sri Lanka	Automobile Leasing, Hire Purchase	Mar. 1980	30%
ORIX Taiwan Corporation	Taiwan	Leasing, Hire Purchase, Loan Servicing	Oct. 1982	95%
ORIX Auto Leasing Taiwan Corporation	Taiwan	Automobile Leasing	Apr. 1998	100%
ORIX Auto Leasing Korea Corporation	Korea	Automobile Leasing	Feb. 2004	100%
ORIX Leasing Pakistan Limited	Pakistan	Leasing, Automobile Leasing, Lending	Jul. 1986	50%
ORIX Investment Bank Pakistan Limited	Pakistan	Investment Banking, Securities Brokerage, Lending	Jul. 1995	27%
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	India	Investment Banking, Corporate Finance	(Mar. 1993)	21%
ORIX Auto and Business Solutions Limited	India	Automobile Leasing	Mar. 1995	58%
IL&FS Investsmart Limited	India	Brokerage Services	(Mar. 2000)	31%
IL&FS Education & Technology Services Limited	India	Education Related Services	(Aug. 2000)	31%
Oman ORIX Leasing Company SAOG	Oman	Automobile Leasing, Hire Purchase	Jul. 1994	10%
ORIX Leasing Egypt SAE	Egypt	Leasing	Jun. 1997	34%
Saudi ORIX Leasing Company	Kingdom of Saudi Arabia	Leasing, Automobile Leasing	Jan. 2001	25%
MAF ORIX Finance PJSC	U.A.E.	Leasing	Apr. 2002	36%
ORIX Australia Corporation Limited	Australia	Leasing, Automobile Leasing & Rentals, Factoring	Jul. 1986	100%
ORIX New Zealand Limited	New Zealand	Leasing, Automobile Leasing & Rentals	Aug. 1988	100%
ORIX Ireland Limited	Ireland	Corporate Finance, Accounting & Administrative Services	May 1988	100%
ORIX Aviation Systems Limited	Ireland	Aircraft Leasing	Mar. 1991	100%
ORIX Aircraft Corporation	Japan	Aircraft Leasing	May 1986	100%
ORIX Polska S.A.	Poland	Leasing, Automobile Leasing	(May 1997)	100%

(As of March 31, 2005)

Note: ORIX made a 40% equity investment in a leasing company in Kazakhstan in June 2005 and renamed it BTA ORIX Leasing JSC.

*5	The voting power percentage is 100%.
*6	The voting power percentage is 85%.
*7	The voting power percentage is 70%.

GROUP NETWORK

Network In Japan

ORIX’s extensive network in Japan includes 994 locations.

The number of offices in each region is indicated in parantheses.

•KINKI (125)

ORIX (9)

ORIX Alpha (2)

ORIX Auto (81)

Sun Leasing*1 (1)

Nittetsu Lease (1)

ORIX Rentec (3)

ORIX Trust and Banking (1)

ORIX Asset Management & Loan Services (1)

ORIX Estate (1)

BlueWave (2)

ORIX Real Estate (1)

ORIX Golf (1)

ORIX Facilities (5)

ORIX Life Insurance (4)

ORIX Credit (l)

ORIX Capital (1)

ORIX Baseball Club (7)

ORIX Interior (3)

•CHUGOKU (60)

ORIX (4)

ORIX Auto (43)

Momiji Lease (3)

Nittetsu Lease (1)

ORIX Rentec (1)

ORIX Estate (1)

Bluewave (2)

ORIX Golf (2)

ORIX Facilities (2)

ORIX Life Insurance (1)

•SHIKOKU (27)

ORIX (3)

ORIX Auto (23)

ORIX Facilities (1)

•KYUSHU (incl. OKINAWA) (150)

ORIX (7)

ORIX Auto (130)

Sun Leasing*1 (1)

Nittetsu Lease (2)

ORIX Rentec (2)

ORIX Trust and Banking (1)

ORIX Asset Management & Loan Services (1)

Bluewave (2)

ORIX Facilities (1)

ORIX Life Insurance (2)

ORIX Callcenter (2)

•KANTO (205)

ORIX (9)

ORIX Alpha (1)

ORIX Kitakanto (l)

ORIX Auto (176)

Nittetsu Lease (1)

ORIX Rentec (8)

ORIX Trust and Banking (1)

BlueWave (1)

ORIX Golf (4)

ORIX Facilities (1)

ORIX Life Insurance (1)

ORIX Resource Recycling Services (1)

•CHUBU (133)

ORIX (12)

ORIX Alpha (1)

ORIX Auto (108)

Sun Leasing*1 (1)

Nittetsu Lease (1)

ORIX Rentec (4)

BlueWave (1)

ORIX Facilities (2)

ORIX Life Insurance (3)

•HOKKAIDO (73)

ORIX (4)

ORIX Auto (64)

Sun Leasing*1 (1)

ORIX Rentec (1)

BlueWave (1)

ORIX Facilities (1)

ORIX Life Insurance (1)

•TOHOKU (71)

ORIX (7)

ORIX Auto (58)

Sun Leasing*1 (1)

Nittetsu Lease (1)

ORIX Rentec (1)

ORIX Real Estate (1)

ORIX Facilities (1)

ORIX Life Insurance (1)

•TOKYO (150)

ORIX (15)

ORIX Alpha (1)

ORIX Auto (90)

Sun Leasing*1 (1)

Nittetsu Lease (1)

ORIX Rentec (7)

ORIX Trust and Banking (4)

ORIX Asset Management & Loan Services (2)

ORIX Asset Management (1)

BlueWave (3)

ORIX Real Estate (1)

ORIX Golf (1)

ORIX Facilities (1)

ORIX Life Insurance (6)

ORIX Insurance Services (1)

ORIX Credit (2)

ORIX Capital (1)

ORIX Securities (1)

ORIX COMMODITIES (1)

ORIX Eco Services (1)

ORIX Interior (1)

ORIX Investment (1)

ORIX M&A Solutions (1)

ORIX Computer Systems (1)

ORIX Create (1)

ORIX Management Information Center (1)

ORIX Human Resources (1)

ORIX Maritime (1)

ORIX Aircraft (1)

*1 Sun Leasing was merged into ORIX on April 1, 2005.

(As of March 31, 2005)

Overseas Network

ORIX has a global network outside of Japan that spans 23 countries worldwide. ORIX has 234 locations throughout the United States, Asia, Oceania, Europe, the Middle East, and Northern Africa. The number of offices in each region is indicated in brackets and includes both subsidiaries and affiliates.

Note:	Included in the locations above is BTA ORIX Leasing JSC, a leasing company in Kazakhstan, in which ORIX made an equity investment in June 2005.

(As of March 31, 2005)

WEBSITE GUIDE

ORIX’s website is divided into three main sections that include: 1. About ORIX; 2. Investor Relations; and 3. News Releases.

Please visit our website to access the information you are interested in.

1. About ORIX:

http://www.orix.co.jp/grp/index_e.htm

Our History:

A short review of the development of ORIX covering the last 41 years

Financial Data:

Historical financial data

Management:

Management profiles and recent management interviews

Corporate Network:

Descriptions and contact information for ORIX Group companies in Japan and overseas

Corporate Governance:

Developments of ORIX’s corporate governance over the years

Compliance:

Outline of ORIX’s Compliance Policy and Conduct Principles under EC21

2. Investor Relations:

http://www.orix.co.jp/grp/ir_e/ir_index.htm

Who is ORIX?:

An introduction to ORIX for first time visitors

CEO Message:

An introduction of ORIX’s CEO Message from the current annual report

Financial Data:

Historical financial data

•	Quarterly Release:

ORIX’s most recent quarterly earnings release

•	Five-Year Summary:

A summary of financial information for the last five years

•	Financial Reports:

http://www.orix.co.jp/grp/ir_e/data/report/index.htm

Annual Report:

Released in July of every year, includes the CEO’s message to shareholders, explanation of the fiscal year’s results, and detailed financial information

Quarterly Financial Results:

Quarterly financial information, with outline of quarterly results and consolidated financial statements

Analysis of Quarterly Financial Results:

Explanation of financial results based on “Quarterly Financial Results” using graphs and tables, includes historical information of major financial data

Update Newsletter:

Newsletter sent to shareholders in the first, second, and third quarters

U.S. SEC Form 20-F:

Annual report filed with the United States Securities and Exchange Commission usually in July of every year

Five-Year Excel Data:

Downloadable excel file containing five years of financial data compiled from information disclosed in ORIX’s annual reports and U.S. SEC Form 20-Fs

Stock & Bond Information:

Stock and corporate bond information

•	Stock Information:

Stock and security exchange listings and other stock information

•	Stock Price:

Details of ORIX’s current and historical stock prices

•	Analyst Coverage:

List of analysts covering ORIX

•	Corporate Bonds & Ratings:

Information on corporate bonds issued

Management:

Management profiles and recent management interviews

•	Management Profiles:

Information on management

•	Management Presentations:

Recent management interviews

IR Calendar & Earnings Presentations:

Downloadable past results presentations (with audio) and schedule for future results presentations

FAQs:

List of useful questions and answers

Contact ORIX IR:

Contact information and information request form

•	Contact ORIX IR:

E-mail/address information for contacting ORIX IR

Information Requests:

Form for requesting ORIX publications and signing up for ORIX’s e-mail service

IR Site Map:

List of links and description of IR site

Disclaimer

“Safe Harbor Statement” and information for U.S. holders

3. News Releases:

http://www.orix.co.jp/grp/prs_e/index.htm

CORPORATE INFORMATION

ORIX Corporation

4-1-23, Shiba, Minato-ku,

Tokyo 108-0014, Japan

Tel: 81-3-5419-5000

Fax: 81-3-5419-5903

Established: April 17, 1964

Shareholders’ Equity: ¥727,333 million

Number of Employees: 13,734

Shareholder Information

Total Number of Shares Authorized:

259,000,000 shares

Total Number of Shares Issued and Outstanding:

87,996,090 shares

Total Number of American Depository Shares Outstanding:

2,258,320 shares

Number of Shareholders: 10,107

Transfer Agent for Common Shares:

UFJ Trust Bank Limited

7-10-11, Higashisuna, Koto-ku,

Tokyo 137-8081, Japan

Tel: 81-3-5683-5111

Fax: 81-3-5683-5136

Depositary Bank for ADRs:

Citibank, N.A.

111 Wall Street, New York,

New York 10043, U.S.A.

Tel: 1-877-248-4237 (toll-free in the USA)

Fax: 1-201-324-3284

E-mail: citibank@em.fcnbd.com

Stock Exchange Listings

Common Shares and Convertible Notes:

Tokyo Stock Exchange

Osaka Securities Exchange

Securities Code: 8591

New York Stock Exchange

Trading Symbol: IX

If you would like to contact an Investor Relations or Media Representative, please contact us by e-mail or telephone at the address below. Contact information for ORIX subsidiaries nearest you can be found in our Corporate Network in Japan (http://www.orix.co.jp/grp/co_e/list_japan.htm) or our Overseas Corporate Network (http://www.orix.co.jp/grp/co_e/list_world.htm) on our website.

ORIX Corporation

Corporate Communications,

Office of the President

Mita NN Bldg., 4-1-23, Shiba, Minato-ku,

Tokyo 108-0014, Japan

Tel: 81-3-5419-5102

Fax: 81-3-5419-5901

E-mail: orixir@orix.co.jp (Investor Relations Representative)

URL: www.orix.co.jp

(As of March 31, 2005)

To U.S. Holders:

PFIC

It is expected, and the following discussion assumes, that the Company will be a “passive foreign investment company” (a “PFIC”) as defined in Section 1297(a) of the Internal Revenue Code in the year of the Offering and in future years by reason of the composition of its assets and the nature of its income.

A U.S. Holder who holds Shares will generally be subject to special rules (the “PFIC Rules”) with respect to (i) any “excess distributions” on the Shares (generally, any distributions received by the U.S. Holder on the Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Shares) and (ii) any gain realized on the sale or other disposition (including a pledge) of the Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Shares, (ii) the amount allocated to the current taxable year would be taxed as ordinary income, and (iii) the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior year.

Under the recently enacted Taxpayer Relief Act of 1997, a U.S. Holder, in lieu of being subject to the special tax and interest charges described above, may make an election to include gain, as ordinary income, on the stock of a PFIC under a mark-to-market method. Under such an election, the U.S. Holder generally includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the U.S. Holder’s adjusted basis in such stock. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year to the extent of any unreversed mark-to-market gains previously included in income with respect to the stock. Prospective investors should consult their tax advisors about the desirability of making such a mark-to-market election.

A U.S. Holder would also avoid the application of such special tax and interest charges if it made an election to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code, provided that the corporation complies with certain reporting and other requirements. The Company, however, does not intend to comply with the requirements necessary to permit a holder to make an election to have the Company treated as a “qualified electing fund.”

A U.S. Holder who beneficially owns Shares on a PFIC during any year must make an annual return on IRS Form 8621 that describes the distributions received with respect to such Shares and any gain realized on the sale or other disposition of such Shares.

Printed in Japan on recycled paper